UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on Economic and Financial Analysis

3rd Quarter 2019

bradesco

Table of contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Press Release

Main Information

Recurring Net Income

R$ **6.5** bi in the **3Q19**

+1.2% in the quarter
+19.6% in 12 months

Profitability

20.5%

Return on Average Equity (ROAE) (Year-to-Date)

Market Capitalization

R$ **261.7** bi

+43.7% in 12 months

Extraordinary Dividends 2019

R$ **8.0** bi

65 times the monthly amount paid

The shareholders benefitted with the extraordinary payment on October 23, 2019

R$ million (unless otherwise stated)	3Q19	2Q19	3Q18	9M19	9M18	Variation% (unless otherwise stated) 3Q19 x 2Q19	3Q19 x 3Q18	9M19 x 9M18
Result								
Recurring Net Income [(1)]	6,542	6,462	5,471	19,242	15,734	1.2	19.6	22.3
Net Interest Income	14,773	14,468	13,953	43,328	40,982	2.1	5.9	5.7
Expanded ALL [(2)]	(3,336)	(3,487)	(3,543)	(10,427)	(10,969)	(4.3)	(5.8)	(4.9)
Fee and Commission Income	8,423	8,280	8,123	24,777	24,180	1.7	3.7	2.5
Income from Insurance, Pension Plans and Capitalization Bonds [(3)]	3,473	3,594	3,231	10,893	9,579	(3.4)	7.5	13.7
Statement of Financial Position								
Total Assets [(4)]	1,404,664	1,412,294	1,356,748	1,404,664	1,356,748	(0.5)	3.5	3.5
Loans - Expanded Loan Portfolio [(5)]	578,317	560,538	523,431	578,317	523,431	3.2	10.5	10.5
- Individuals	221,442	209,867	186,159	221,442	186,159	5.5	19.0	19.0
- Companies	356,875	350,671	337,272	356,875	337,272	1.8	5.8	5.8
Shareholders' Equity	138,313	133,636	115,670	138,313	115,670	3.5	19.6	19.6
Assets under Management	2,255,680	2,231,331	2,127,243	2,255,680	2,127,243	1.1	6.0	6.0
Highlights								
Annualized Return on Average Equity (ROAE) - % [(6)]	20.2	20.6	19.0	20.5	18.7	(0.4) p.p.	1.2 p.p.	1.8 p.p.
Efficiency Ratio (ER) - % [(7)]	49.9	49.2	49.4	49.5	49.3	0.7 p.p.	0.5 p.p.	0.2 p.p.
Recurring Net Income per Share (in the last 12 months) - R$ [(8)]	3.12	2.99	2.56	3.12	2.56	4.5	21.7	21.7
Market Capitalization [(9)]	261,708	285,870	182,110	261,708	182,110	(8.5)	43.7	43.7
Dividends / Interest on Shareholders' Equity - Net	1,747	1,797	1,526	5,296	4,556	(2.8)	14.5	16.2
Delinquency Ratio (> 90 days [(10)] / Loan Portfolio) - %	3.6	3.2	3.6	3.6	3.6	0.4 p.p.	-	-
Tier I Capital - %	14.7	15.0	12.2	14.7	12.2	(0.3) p.p.	2.5 p.p.	2.5 p.p.

(1) According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;
(2) It includes provision for sureties, guarantees, income from loan recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets;
(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses + Financial Income of the Operation;
(4) For more information, please see note 4 – Balance Sheet and Managerial Statement of Income, in chapter "Complete Financial Statements" of this report;
(5) Besides the Loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit;
(6) It excludes the asset evaluation adjustments recorded under the Shareholders' Equity;
(7) For 9M19 / 9M18 considers the cumulative index in 12 months;
(8) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;
(9) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; and
(10) Overdue loans.

Recurring Net Income *vs.* Book Net Income

Below is a comparison between the main non-recurring events that affected the net income in the period:

R$ million	3Q19	2Q19	3Q18	9M19	9M18
Recurring Net Income	**6,542**	**6,462**	**5,471**	**19,242**	**15,734**
Non-Recurring Events	**(705)**	**(420)**	**(462)**	**(1,543)**	**(1,730)**
- Goodwill amortization (Gross)	(372)	(374)	(381)	(1,119)	(1,601)
- Voluntary Severance Program 2019 - PDV [1]	(273)	-	-	(273)	-
- Other [2]	(60)	(46)	(81)	(151)	(129)
Book Net Income	**5,837**	**6,042**	**5,009**	**17,699**	**14,004**

(1) It only considers the employees apt for dismissal willing to join the PDV by September 30, 2019; and
(2) Essentially composed of contingent liabilities.

Summarized Analysis of Recurring Income

For more information about the summarized analysis of recurring income presented as follows, see chapter "Economic and Financial Analysis" of this report.

Recurring Income Statement

(R$ million)	3Q19	2Q19	3Q18	9M19	9M18	Variation % 3Q19 x 2Q19	Variation % 3Q19 x 3Q18	Variation % 9M19 x 9M18
Net Interest Income	**14,773**	**14,468**	**13,953**	**43,328**	**40,982**	**2.1**	**5.9**	**5.7**
- Client Portion	12,503	12,185	11,887	36,648	34,845	2.6	5.2	5.2
- Market Portion	2,270	2,283	2,066	6,680	6,137	(0.6)	9.9	8.8
Expanded ALL	**(3,336)**	**(3,487)**	**(3,543)**	**(10,427)**	**(10,969)**	**(4.3)**	**(5.8)**	**(4.9)**
ALL Expenses [1]	(4,522)	(4,349)	(4,857)	(15,163)	(13,825)	4.0	(6.9)	9.7
Income from Credit Recovery [1]	1,816	1,609	2,529	6,433	5,628	12.9	(28.2)	14.3
Granted Discounts / Other [2]	(535)	(612)	(885)	(1,511)	(1,974)	(12.6)	(39.5)	(23.4)
Impairment of Financial Assets [1]	(95)	(135)	(330)	(186)	(798)	(29.6)	(71.2)	(76.7)
Gross Income from Financial Intermediation	**11,437**	**10,981**	**10,410**	**32,901**	**30,013**	**4.2**	**9.9**	**9.6**
Income from Insurance, Pension Plans and Capitalization Bonds [3]	3,473	3,594	3,231	10,893	9,579	(3.4)	7.5	13.7
Fee and Commission Income	8,423	8,280	8,123	24,777	24,180	1.7	3.7	2.5
Personnel Expenses	(5,653)	(5,488)	(5,006)	(16,299)	(14,762)	3.0	12.9	10.4
Other Administrative Expenses	(5,467)	(5,103)	(5,093)	(15,596)	(14,896)	7.1	7.3	4.7
Tax Expenses	(1,835)	(1,767)	(1,704)	(5,354)	(5,356)	3.8	7.7	-
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	75	81	41	204	116	(7.4)	82.9	75.9
Other Operating Income / (Expenses)	(1,314)	(1,532)	(1,575)	(4,471)	(4,633)	(14.2)	(16.6)	(3.5)
Operating Income	**9,139**	**9,046**	**8,427**	**27,055**	**24,241**	**1.0**	**8.4**	**11.6**
Non-Operating Income	19	11	(17)	54	(43)	72.7	-	-
Income Tax / Social Contribution	(2,570)	(2,535)	(2,897)	(7,707)	(8,289)	1.4	(11.3)	(7.0)
Non-controlling interests in subsidiaries	(46)	(60)	(42)	(160)	(175)	(23.3)	9.5	(8.6)
Recurring Net Income	**6,542**	**6,462**	**5,471**	**19,242**	**15,734**	**1.2**	**19.6**	**22.3**

(1) In the 9M19, the expense lines with ALL (Gross) is impacted in R$1,836 million, due to the entry of the judicial recovery plan of clients written off for losses, taking effects in the lines of Income from Credit Recovery and Impairment of Financial Assets, without effects in the total ALL expense as well as in the income for the period;
(2) It includes the result with BNDU, provision for sureties and guarantees and others; and
(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds (-) Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds (-) Retained Claims (-) Capitalization Bond Draws and Redemptions (-) Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses + Financial Income of the Operation.

Summarized Analysis of Recurring Income

Recurring Net Income

The net income increase in the periods reflects performance of the operating income arising from the highest net interest income, the lowest expenses with Expanded ALL, the growth of the fee and commission income and the contribution of our insurance operations, pension plans and capitalization bonds, factors that support the profitability on the average adjusted Shareholders' Equity (ROAE) by 20.5%.


R$ million
▲ 19.6%
▲ 1.2%
▲ 22.3%
5,471
6,462
6,542
15,734
19,242
26.7%
73.3%
28.4%
71.6%
28.8%
71.2%
29.3%
70.7%
28.7%
71.3%
3Q18
2Q19
3Q19
9M18
9M19
Banking Activities
Insurance Activities

Efficiency Ratio (ER)


67.0%
65.2%
64.5%
64.2%
63.9%
49.3%
49.6%
49.5%
49.4%
49.5%
49.4%
50.4%
48.6%
49.2%
49.9%
3Q18
4Q
1Q19
2Q
3Q
Quarterly ER
12-month ER
12-month risk-adjusted ER

Both the performance of quarterly ER and that of the cumulative index in 12 months, reflect the performance of net interest income, the income from insurance operations, pension plans and capitalization bonds, and the fee and commission income, which offset the growth of operating expenses, whose development is mostly arises from the variable expenses related to the performance of the results. The continuous improvement of the risk-adjusted ER is a result of the decrease sequence with expenses in Expanded ALL.

Net Interest Income

Client Portion


R$ million
▲ 5.2%
▲ 2.6%
▲ 5.2%
11,887
12,185
12,503
34,845
36,648
3Q18
2Q19
3Q19
9M18
9M19

The growth, in comparison with the other periods, remains supported by the positive effects of the average business volume increase, mainly because of the improvement of mass-market loan operations and the better results of the products' mix. These effects have been impacted by the lower average spread. In addition, in comparison with the other periods, the higher number of days contributed positively to the 3Q19 performance.

Market Portion


R$ million
▲ 9.9%
▼-0.6%
▲ 8.8%
2,066
2,283
2,270
6,137
6,680
3Q18
2Q19
3Q19
9M18
9M19

The market portion remained stable in the quarter and the increase in relation to the other periods mainly reflects the highest result of our treasury department in arbitration operations and operations with clients.

Summarized Analysis of Recurring Income

Expanded ALL (Expenses)


2.7%
2.5%
2.3%
▼ -5.8%
▼ -4.3%
▼ -4.9%
R$ million
3,543
3,487
3,336
10,969
10,427
3Q18
2Q19
3Q19
9M18
9M19
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

The reduction of the expenses with Expanded ALL in the periods is justified by lower expenses with Impairment of Financial Assets and Granted Discounts/Other. Meanwhile, the behavior of expenses with ALL (Gross) reflects the strong growth in mass-market loan operations (individuals +19% and micro, small and medium-sized enterprises +8%), whose evolution is linked to the growth of the portfolio and not by the delay. In addition, higher revenues from loan recoveries were also responsible for the improvement in this line. We also highlight the low levels of net losses in the periods, as well as the correlation between ALL Expenses and expanded loan portfolio, which registered 2.3% in this quarter, the lowest level since the 4Q17.

Fee and Commission Income


28.1
29.2
29.6
▲ 3.7%
▲1.7%
▲ 2.5%
R$ million
8,123
8,280
8,423
24,180
24,777
64
62
66
188
189
3Q18
2Q19
3Q19
9M18
9M19
Fee and Commission Income
Checking Account Holders - million
Business Days

The positive performance of this quarter in relation to the 2Q19 was showed in practically all lines. We highlight the income from the custody and brokerage services by +11.9%, consortium management by +9.5%, asset management by +4.8%, cards by +2% and loan operations income by +1.5%, the latter was benefited by the increase of loan origination. In the comparison with the 3Q18, the increase was also observed in most of the lines, with emphasis on the growth of the income from the checking accounts by +7.1%, driven by the increase of 1.5 million of new checking account holders and the good performance of the income from consortium management by 14.3% and from custody and brokerage services by +28.8%. In the period, adjustments were made with respect to asset management and operations with guarantees provided fees, and regarding lower revenues from the activities of the credit card operator.

Summarized Analysis of Recurring Income

Income from Insurance Operations, Pension Plans and Capitalization Bonds


R$ million
▲13.7%
▲ 7.5%
▼-3.4%
3,231
3,594
3,473
9,579
10,893
1,232
1,529
1,439
3,860
4,303
1,999
2,065
2,034
5,719
6,590
3Q18
2Q19
3Q19
9M18
9M19
Operating Income
Financial Result

In the comparison with the 2Q19, we highlight the 5% evolution in revenues, influenced by the improvement in VGBL/PGBL contributions and premiums of auto/P&C and health segments, and lower marketing expenses, which partially offset the higher claims expenses in the health segment. The lower financial results mainly reflect the performance of our applications indexed to the Extended Consumer Price Index (IPCA).

In the comparison with the 3Q18, the good performance of the operating income was driven mainly by the 12.3% growth in revenues, observed in all lines, with emphasis on the evolution of the life, health and auto/P&C lines. The growth in the financial income reflects the best performance of the financial investments, highlighting the variable income and multimarket.

Operating Expenses

(Personnel and Administrative)


R$ million
▲ 7.5%
▲10.1%
▲ 5.0%
10,099
10,591
11,120
29,658
31,895
5,006
5,488
5,653
14,762
16,299
5,093
5,103
5,467
14,896
15,596
3Q18
2Q19
3Q19
9M18
9M19
Administrative Expenses
Personnel Expenses

Personnel Expenses – The increase of expenses in the "structural part", both in the quarterly comparison and in relation to the 3Q18, reflects the higher spending with payroll and social charges, due to the effects of the collective bargaining agreement, for which the readjustment this year was 4.3%, besides the evolution of the personnel, in their majority allocated in the business area, highlighting the new digital branches and the next. In the "non-structural part", the variations in relation to the previous year's periods (3Q18 and 9M18) are justified by growth of variable expenses (participation in the results), highlighting that as per this year we implemented the program of variable compensation directed to the employees of the branch network, by higher investments in training and by the increase in the expenses with provision for labor claims.

Administrative Expenses – The increase of the expenses in the periods is still concentrated in variable expenses and costs related to business volume growth, in addition to contractual readjustments occurring in the period, and higher expenses with advertising and marketing, directed to the offer and the information of our products and services, institutional positioning and mainly the conquest of new clients.

Summarized Analysis of Recurring Income

Expanded Loan Portfolio

R$ million	Sept19	June19	Sept18	Variation % Sept19 x June19	Variation % Sept19 x Sept18	As of % Sept19
Companies [(1)]	**356,875**	**350,671**	**337,272**	**1.8**	**5.8**	**61.7**
Large Corporates	250,331	249,532	238,896	0.3	4.8	43.3
Micro, Small and Medium-Sized Enterprises	106,544	101,139	98,376	5.3	8.3	18.4
Individuals	**221,442**	**209,867**	**186,159**	**5.5**	**19.0**	**38.3**
Payroll-deductible Loans	60,258	57,318	48,572	5.1	24.1	10.4
Real Estate Financing	42,931	41,282	37,051	4.0	15.9	7.4
Credit Card	37,280	34,803	33,150	7.1	12.5	6.4
CDC / Vehicle Leasing	27,480	26,032	22,643	5.6	21.4	4.8
Personal Loans	26,212	23,898	19,247	9.7	36.2	4.5
Other	27,281	26,534	25,496	2.8	7.0	4.7
Expanded Loan Portfolio	**578,317**	**560,538**	**523,431**	**3.2**	**10.5**	**100.0**
		Without exchange variation		**2.7**	**10.3**	

(1) In the first nine months of 2019, there were reallocations in the portfolio from Micro, Small and Medium-sized Enterprises to Large Corporates, in the amount of R$6.7 billion. These reallocations are related to the enhanced segmentation of our Companies clients.

Delinquency Ratio over 90 days


%
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Even presenting strong evolutions in the loan operations (+5.5% in the quarter and +19% in the last 12 months), the delinquency ratio of individuals in September 2019, remained stable in the quarter and improved by 0.4 p.p. in the 12-month comparison, reflecting the quality of the new captures and adjustments in the loan granting and credit recovery processes. The increase in the total index for this quarter is justified by the behavior of individual cases in the corporate portfolio. We highlight that all the segments showed an improvement in index, since the beginning of 2018, and a decrease of 2.0 p.p. in the total index, since the peak of delinquency in March 2017.

Coverage Ratio over 90 days


%
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Net losses in 12 months
E-H Non-Performing Loans
Total Provision
Coverage Ratio over 90 Days

The net losses estimated in the 12 months (September 2019) are about 2.8%, and we expect that this indicator will remain at a similar level in the coming periods. The decline in the coverage ratio for this quarter was influenced by the loan assignment from a corporate client, whose amount was 100% provisioned, and by the migration from a delinquency range to another with some cases of large corporates portfolio. We highlight that our level of provisioning reflects the improvement of the models of provisioning, which are based on statistical models that capture historical, current and forward-looking information, and also reflects the quality of our operations.

NPL Creation – 90 days *vs.* Write-offs

The total NPL Creation in relation to the loan portfolio reached 1.3% in the 3Q19, showing an increase over the previous quarter, mainly due to the individual cases of large corporates portfolio, which had no impact on ALL expenses, given the existing provisions.


R$ million
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Digital in Figures

Digital Channels

It is observed the growth in volume of the loans authorized in 9M19 by 55% for Individuals and by 45% for Companies, in comparison with the same period in last year. It is worth highlighting the important evolutions of loans authorized through mobile channel, which represents 59% of the total authorized for individuals and 12% for companies, in the Digital Channels.

Loans authorized in the Digital Channels - R$ billion

Individuals



▲40.7%
▲54.8%
8.7
12.3
19.0
29%
71%
48%
52%
59%
41%
9M17
9M18
9M19
Mobile
Other Channels

Companies



▲20.7%
▲45.1%
12.4
14.9
21.6
100%
8%
92%
12%
88%
9M17
9M18
9M19
Mobile
Other Channels

Highlights

Loans Authorized by Product
9M19 x 9M18

▲ Personal Loans +62% (origination of R$15.4 bi)

▲ Payroll-deductible loans +37% (origination of R$3.5 bi)

Loans Authorized by Individuals Mobile Channel
Base 100 Evolution



100
235
449
9M17
9M18
9M19

Loans Authorized by Product
9M19 x 9M18

▲ Discount +39% (origination of R$15.4 bi)

▲ Advance Payment to Suppliers +54% (origination of R$4.7 bi)

Loans Authorized by Companies Mobile Channel*
Base 100 Evolution



100
228
9M18
9M19

* Companies Mobile was launched in Sept 2017.

New Implantations

Mobile and Internet | Individuals

Consortium(1)

Real Estate and Auto – Individuals Mobile

After 180 days since implementation, **+ 6.9 thousand** quotas and **R$396 million** Invoiced

(1) In Sept 2019, we implemented the contracting of real estate, auto and heavy vehicles through the internet channel and the contracting of heavy vehicles through the mobile channel.

Accounts were opened via Mobile App – Companies

As of May 2019, the opening of Corporate accounts for Individual Micro Entrepreneur was available.
In 150 days, **+ 12.2 thousand** accounts were opened.

Main Financial Transactions

Mobile and Internet

Services	9M19		9M18		9M17	
	Individuals	Companies	Individuals	Companies	Individuals	Companies
Transfers	82%	98%	75%	98%	66%	98%
DOC/TED (types of bank transfer)	90%	98%	85%	98%	82%	97%
Payments	72%	99%	63%	99%	45%	98%

Channel Participation in **Total Transactions**



60%
40%
53%
47%
65%
35%
77%
23%
85%
15%
86%
14%
2010
2012
2014
2016
2018
9M19
Mobile and Internet
Other Channels

Digital Account Holders

Mobile and Internet | In millions



16.8 MM
digital clients
12.2
13.6
15.5
1.0
1.2
1.3
Sept17
Sept18
Sept19
Individuals
Companies

Accounts were opened via Mobile App – Individuals

In thousand



27
18
38
66
116
Sept18
Dec
Mar19
June
Sept

Digital in Figures

In September 2019, we reached 1.4 million next accounts. In the quarter, clients executed 105 million transactions, a volume 27% higher than the one performed in the previous quarter, which shows that, in addition to opening accounts in a solid and consistent way, clients are becoming more and more engaged with next. It is worth highlighting the 41% growth in the volume of debit card transactions and 34% in the volume of credit card transactions when compared to the previous quarter. We also highlight the 104% growth in the volume of investments made by clients.

Amount of Transactions


In million
Average growth
51%
22
45
61
83
105
3Q18
4Q18
1Q19
2Q19
3Q19

Accounts and Projections 2019


278.3 thousand
500 thousand
1.1 million
1.4 million
+2.0 million
Sept18
Dec18
June19
Sept19
Dec19

Customers Profile


79%
of account openings were not Bradesco accounts
80%
Between 18-34 years
3.4%
Churn

We continued to expand our offer of financial solutions, in which we made available in the quarter: 4 new Investment Funds, Bank Deposit Certificate (CDB) and also the Credit in Installments modality. In addition, in the strategy of offer + attraction, we started offering unlimited gratuity for DOC/TED (Wire Transfer/Electronic Check).

The next *Mimos* platform (Gratuities) closed the quarter with 313 brands and 559 offers.

BIA – Bradesco Artificial Intelligence


Operating with 89 products and services with high accuracy in responses
We have reached the 198 million mark of interactions
BIA
Customers and Employees Service
Total of interactions (in million)
4.1
41.1
123.7
9M17
9M18
9M19
Transfer between accounts by voice and text for Individuals mobile
Total interactions on WhatsApp (in million)
+2.3 million customers have already interacted with BIA on WhatsApp
0.2
53.1
9M18
9M19
Pioneer Bank on Artificial Intelligence
Multi-platform
Bradesco App, Next App, WhatsApp and Google Assistant

Main Economic Indicators

Main Indicators (%)	3Q19	2Q19	3Q18	9M19	9M18
Interbank Deposit Certificate (CDI)	1.54	1.54	1.59	4.66	4.81
Ibovespa	3.74	5.82	9.04	19.18	3.85
USD – Commercial Rate	8.67	(1.66)	3.84	7.48	21.04
General Market Price Index (IGP-M)	(0.28)	2.18	2.75	4.10	8.30
Extended Consumer Price Index (IPCA)	0.26	0.71	0.72	2.50	3.34
Business Days (#)	66	62	64	189	188
Calendar Days (#)	92	91	92	273	273
Indicators (Closing Rate)					
USD – Commercial Rate (R$)	4.1644	3.8322	4.0039	4.1644	4.0039
CDS 5 years (Points)	137	150	263	137	263
Selic - Base Interest Rate (% p.a.)	5.50	6.50	6.50	5.50	6.50
BM&F Fixed Rate (% p.a.)	4.85	5.80	7.95	4.85	7.95

Bradesco's Projections up to 2021

%	2019	2020	2021
USD - Commercial Rate (year-end) - R$	4.00	3.80	3.87
Extended Consumer Price Index (IPCA)	3.10	3.70	3.75
General Market Price Index (IGP-M)	5.42	4.43	4.18
Selic (year-end)	4.50	4.50	6.50
Gross Domestic Product (PIB)	0.80	1.90	3.00

Guidance

Perspectives for 2019

		Realized 9M19 x 9M18
Expanded Loan Portfolio	9% to 13%	10.5%
Net Interest Income	4% to 8%	5.7%
Fee and Commission Income	3% to 7%	2.5%
Operating Expenses (Administrative and Personnel Expenses)	0% to 4%	7.5%
Income from Insurance, Pension Plans and Capitalization Bonds (1)	5% to 9%	13.7%
Expanded ALL - R$ billion	R$ 11.5 to R$ 14.5	R$ 10.4 (Realized 9M19)

(1) It includes the financial income of the operation.

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on Management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which depending on future events, may not prove accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

Economic and Financial Analysis

Net Interest Income

Net Interest Income Breakdown and Analysis

R$ million	3Q19	2Q19	3Q18	9M19	9M18	Variation 3Q19 x 2Q19	Variation 3Q19 x 3Q18	Variation 9M19 x 9M18
Net Interest Income	14,773	14,468	13,953	43,328	40,982	305	820	2,346
Client Portion (1)	12,503	12,185	11,887	36,648	34,845	318	616	1,803
Average Balance	496,929	484,227	450,133	484,050	431,527	320	1,236	4,241
Average Rate	10.5%	10.5%	11.0%	10.2%	10.9%	(2)	(620)	(2,438)
Market Portion (2)	2,270	2,283	2,066	6,680	6,137	(13)	204	543

(1) It relates to the result of operations made with assets (loans and other) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the transfer rate of these funds; and

(2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion


11.7%
11.3%
11.4%
11.0%
10.7%
10.6%
10.5%
10.5%
7.2%
6.5%
6.4%
6.5%
6.3%
6.2%
6.3%
6.3%
11,725
11,264
11,694
11,887
11,884
11,960
12,185
12,503
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
Client Portion
Average Rate
Average Interbank Deposit Certificate (CDI)


Change in the Client Portion 3Q19 x 2Q19
12,185
320
(276)
45
229
12,503
2Q19
Average Volume
Spread
Products Mix
Number of Days
3Q19

The performance was benefited by the average business volume increase, highlighting the credit operations to individuals that were driven by the growth in operations related to consumer financing (personal loans, payroll-deductible loans, vehicles, and credit card), with growth of 6.5% in the quarter and 22.3% in the last 12 months, and real estate financing, which increased 4.0% in the quarter and 15.9% in the last 12 months. These evolutions also contribute to the better result due to the products' mix. In addition to the effects mentioned above, the higher number of days also benefited the results of the 3Q19.

Net Interest Income with Clients *vs.* Expanded ALL

The quality improvement of the portfolio continues to positively reflect the cost of delinquency (Expanded ALL), which in this quarter represented 26.7% of client portion, the lowest historical level in the last ten years, contributing with the growth of the net spread.


46.5%
34.9%
29.9%
29.8%
31.9%
30.1%
28.6%
26.7%
6.1%
7.2%
7.9%
7.6%
7.2%
7.3%
7.4%
7.6%
R$ million
11,725
11,264
11,694
11,887
11,884
11,960
12,185
12,503
5,456
3,935
3,491
3,543
3,786
3,604
3,487
3,336
6,269
7,329
8,203
8,344
8,098
8,356
8,698
9,167
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
Expanded ALL
Net Client Portion
Expanded ALL / Client Portion - Gross %
Net Spread %

Net Interest Income – Market Portion

The market portion remained stable in the quarter and the increase in other periods mainly reflects the highest result of our treasury department in arbitration operations and operations with clients.

Main Indicators of Loan Portfolio

The charts below refer to the Loan Portfolio, as defined by Bacen:

Flow of Maturities[(1)]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans. It must be noted that, due to their guarantees and characteristics, these operations not only present a lower risk, but also provide more favorable conditions to gain customer loyalty.



%
Medium-/ Long-Term
65.5
50.6
Sept19
11.2
6.7
5.7
10.9
14.9
34.5
Short-Term
181 to 360 days
1 to 30 days
31 to 60 days
Over 360 days
61 to 90 days
91 to 180 days

(1) Only normal course operations.

Delinquency Ratio

Over 90 days

Even presenting strong evolutions in the loan operations (+5.5% in the quarter and +19% in the last 12 months), the delinquency ratio of individuals in September 2019 remained stable in the quarter and improved by 0.4 p.p. in the 12-month comparison, reflecting the quality of the new captures and adjustments in the loan granting and recovery processes. The increase in the total index for this quarter is justified by the behavior of individual cases in the corporate portfolio. We highlight that all the segments showed an improvement in index, since the beginning of 2018, and a decrease of 2.0 p.p. in the total index, since the peak of delinquency in March 2017.



%
6.6
6.1
5.2
4.5
4.2
4.2
4.1
4.3
5.5
5.1
4.8
4.7
4.4
4.3
4.3
4.3
4.7
4.4
3.9
3.6
3.5
3.3
3.2
3.6
1.9
2.0
1.7
1.5
1.5
1.0
0.8
1.9
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15-90 days

The improvement observed in the quarter is justified by the settlement of operations and by the behavior of individual cases in the large corporate portfolio that migrated from a delinquency range to another. In the 12-month comparison, the indicator has improved, with decrease in delinquencies in every segment.



%
6.1
5.2
4.6
4.3
4.3
4.5
4.0
3.5
5.1
5.4
5.2
5.2
4.8
5.3
5.2
4.8
4.0
4.2
4.0
3.9
3.5
3.8
3.9
3.5
0.6
1.4
1.7
1.5
0.9
0.9
1.5
1.1
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

In the 3Q19, loan assignments were made (without the retention of risks and benefits), for operations already written-off for losses and active operations that are 100% provisioned, in the amount of R$5.8 billion and R$1.6 billion, respectively, which did not alter the rates of delinquency in the period, as well as the sale value of these portfolios did not have a relevant impact on the results.

Main Indicators of Loan Portfolio

Coverage Ratios

Our coverage ratios (60 and 90 days) remain at very comfortable levels, reaching 188.5% and 225.5%, respectively, and the decrease observed in this quarter is influenced by loan assignment of a corporate client, of which amount was 100% provisioned, and by migration from a delinquency range to another with some cases in the large corporate portfolio that impacted the loans overdue for over 60 and 90 days. We highlight that our level of provisioning reflects the improvement of the models of provisioning, which are based on statistical models that capture historical, current and forward-looking information, and also reflects the quality of our operations.


211.4%
219.3%
230.0%
243.4%
245.3%
269.2%
267.2%
225.5%
175.0%
179.7%
189.4%
200.9%
201.6%
220.2%
209.3%
188.5%
R$ million
36,527
35,763
35,240
35,237
35,084
36,987
36,860
36,142
20,868
17,278
19,900
16,311
18,610
15,323
17,538
14,474
17,403
14,302
16,798
13,739
17,611
13,795
19,171
16,024
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Total Provision (A)
Loan Portfolio Overdue for over 60 Days (B)
Loan Portfolio Overdue for over 90 Days (C)
Coverage Ratio over 90 Days (A/C)
Coverage Ratio over 60 Days (A/B)

NPL Creation – 90 days *vs.* Write-offs

In the 3Q19, the NPL Creation in relation to the loan portfolio reached 1.3%, increase of 0.2 p.p. compared to the previous quarter, reflecting the behavior of individual cases in the large corporates' portfolio. We highlight the improvement of the indicator in operations of individuals, which reflects the quality of the new captures and of the loan granting and recovery processes. Below we have demonstrated the opening of the NPL Creation per portfolio:


Total - 90 days
1.4%
1.2%
1.0%
1.0%
1.1%
0.9%
1.1%
1.3%
R$ million
5,118
5,443
4,396
5,363
3,904
4,892
4,011
4,859
4,478
4,650
3,826
4,389
4,532
4,476
5,820
3,591
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
Large Corporates
0.4%
0.5%
0.3%
0.5%
0.5%
-
0.3%
1.2%
R$ million
475
439
573
459
327
494
572
816
627
672
18
530
334
587
1,489
215
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
Micro, Small and Medium-Sized Enterprises
2.4%
1.6%
1.2%
0.9%
1.4%
1.3%
1.4%
1.4%
R$ million
1,996
2,043
1,323
1,766
1,089
1,690
814
1,313
1,266
1,344
1,233
1,332
1,356
1,322
1,362
1,026
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
Individuals
1.5%
1.4%
1.4%
1.4%
1.3%
1.3%
1.4%
1.3%
R$ million
2,647
2,961
2,500
3,138
2,488
2,708
2,625
2,730
2,585
2,634
2,575
2,527
2,843
2,567
2,969
2,350
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Loan Portfolio

Bacen Portfolio *vs.* Expanded Portfolio

The loan portfolio (Bacen) of September 2019, which registered a positive increase in the quarter and in the last 12 months, was boosted mainly by operations with individuals, with emphasis on operations related to consumer finance (personal loans, payroll-deductible loans, vehicle and credit card) and real estate financing, which presented, significant increase in both the quarter comparison and in the period of 12 months.

Our average daily origination of the 3Q19 in comparison with the 3Q18 increased 39% (36% with individuals, and 41% with companies). It should be noted that, in the loans authorized for individuals through digital channels reached R$7.2 billion in the 3Q19 (+57% in relation to the 3Q18), and from this total there was an increase of 97% in the individuals mobile channel only, all that in relation to the 3Q18 releases, reaching R$4.5 billion in this quarter.

In the expanded portfolio, we highlight the growth in 12 months of operations with credit risk, which includes debentures, mostly designed for large corporates.

R$ million	Sept19	June19	Sept18	Variation % Quarter	Variation % 12 months
Individuals	220,615	209,126	185,249	5.5	19.1
Companies	221,544	218,407	213,755	1.4	3.6
Loan Portfolio - Bacen	**442,160**	**427,534**	**399,004**	**3.4**	**10.8**
Sureties and Guarantees	76,813	73,659	71,462	4.3	7.5
Operations bearing Credit Risk - Commercial Portfolio (1)	52,771	53,638	47,479	(1.6)	11.1
Other (2)	6,574	5,709	5,486	15.2	19.8
Expanded Loan Portfolio	**578,317**	**560,538**	**523,431**	**3.2**	**10.5**
		Without exchange variation		2.7	10.3

(1) It includes debentures operations and promissory notes; and

(2) It considers letters of credit, advances of credit card receivables and co-obligation in the assignment (CRI and rural credit).

Expanded Loan Portfolio

Expanded Loan Portfolio Breakdown by Customer Profile, Product and Currency

R$ million	Sept19	June19	Sept18	Variation % Quarter	Variation % 12 months
Individuals	**221,442**	**209,867**	**186,159**	**5.5**	**19.0**
Consumer Financing	**151,230**	**142,052**	**123,612**	**6.5**	**22.3**
Payroll-deductible Loans	60,258	57,318	48,572	5.1	24.1
Credit Card	37,280	34,803	33,150	7.1	12.5
CDC / Vehicle Leasing	27,480	26,032	22,643	5.6	21.4
Personal Loans	26,212	23,898	19,247	9.7	36.2
Real Estate Financing	**42,931**	**41,282**	**37,051**	**4.0**	**15.9**
Other Products	**27,281**	**26,534**	**25,496**	**2.8**	**7.0**
Rural Loans	8,080	7,716	7,845	4.7	3.0
BNDES/Finame Onlendings	5,804	5,973	6,122	(2.8)	(5.2)
Other	13,397	12,845	11,529	4.3	16.2
Companies	**356,875**	**350,671**	**337,272**	**1.8**	**5.8**
Working Capital	44,449	43,352	40,022	2.5	11.1
Operations Abroad	29,600	30,485	38,470	(2.9)	(23.1)
Export Financing	41,721	40,834	37,027	2.2	12.7
Real Estate Financing	19,900	20,565	24,515	(3.2)	(18.8)
BNDES/Finame Onlendings	17,013	17,921	19,130	(5.1)	(11.1)
Overdraft Account	6,522	6,624	6,670	(1.5)	(2.2)
CDC / Leasing	13,421	12,054	8,649	11.3	55.2
Rural Loans	5,208	4,433	6,558	17.5	(20.6)
Sureties and Guarantees	76,048	72,980	70,839	4.2	7.4
Operations bearing Credit Risk - Commercial Portfolio	52,771	53,638	47,479	(1.6)	11.1
Other	50,223	47,787	37,913	5.1	32.5
Expanded Loan Portfolio	**578,317**	**560,538**	**523,431**	**3.2**	**10.5**
Real	548,175	523,831	477,831	4.6	14.7
Foreign Currency	30,142	36,707	45,600	(17.9)	(33.9)

Expanded Loan Portfolio

Real Estate Financing


R$ million
Portfolio
33,687 34,396 35,618 37,051 38,284 39,759 41,282 42,931
27,179 25,886 25,425 24,515 23,000 21,537 20,565 19,900
Quartely origination
1,977 2,972 3,803 4,119 4,227 3,738 4,683 4,858
365 936 866 1,098 1,317 926 1,452 1,183
1,612 2,036 2,937 3,021 2,910 2,812 3,231 3,675
Dec17 Mar18 June Sept Dec Mar19 June Sept
Borrower
Builder
Individuals
Companies


Units Financed
17,673 16,436 19,964
6,726 4,949 7,340
10,947 11,487 12,624
3Q18 2Q19 3Q19
Borrower
Builder

Payroll-Deductible Loans


Distribution of the Portfolio by Sector
6.0%
47.3%
Sept19
46.7%
Private Sector
Public Sector
Social Security National Institute (INSS)/Dataprev


Payroll-deductible Loans Growth
Base 100
100 102 106 110 115 122 131 138
Dec17 Mar18 June Sept Dec Mar19 June Sept


Portfolio
72.3% 72.0% 71.6% 71.6% 71.9% 71.2% 70.6% 69.7%
R$ million
43,968 45,281 46,593 48,572 50,932 53,505 57,318 60,258
30,182 68.6%
31,770 70.2%
33,544 72.0%
35,403 72.9%
38,092 74.8%
41,239 77.1%
44,634 77.9%
47,386 78.6%
13,786 31.4%
13,511 29.8%
13,049 28.0%
13,169 27.1%
12,840 25.2%
12,266 22.9%
12,684 22.1%
12,872 21.4%
Dec17 Mar18 June Sept Dec Mar19 June Sept
Network of Branches
Correspondent / Other Channels
As a % of total Personal Loans

Vehicle Financing


Portfolio
R$ million
31,802 32,300 33,227 34,435 36,811 38,226 40,527 43,260
10,497 10,196 10,553 11,273 12,564 13,062 13,979 15,255
21,305 22,104 22,674 23,162 24,247 25,164 26,547 28,005
Dec17 Mar18 June Sept Dec Mar19 June Sept
Individuals
Companies


Distribution of the Portfolio by Product
9.7%
1.7%
Sept19
88.5%
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Sept19	%	June19	%	Sept18	%
Economic Sector						
Public Sector	**14,225**	**2.5**	**14,615**	**2.6**	**12,575**	**2.4**
Oil, derivatives and aggregate activities	10,173	1.8	10,045	1.8	10,339	2.0
Production and distribution of electricity	3,181	0.6	3,708	0.7	1,017	0.2
Other sectors	871	0.2	862	0.2	1,219	0.2
Private Sector	**564,092**	**97.5**	**545,923**	**97.4**	**510,856**	**97.6**
Companies	**342,650**	**59.2**	**336,056**	**60.0**	**324,697**	**62.0**
Real estate and construction activities	31,236	5.4	31,874	5.7	32,978	6.3
Retail	36,865	6.4	36,035	6.4	33,761	6.4
Transportation and concession	28,316	4.9	27,717	4.9	25,138	4.8
Services	30,127	5.2	29,806	5.3	29,840	5.7
Wholesale	16,594	2.9	14,572	2.6	14,851	2.8
Automotive	17,909	3.1	18,216	3.2	16,074	3.1
Food products	12,141	2.1	12,994	2.3	14,141	2.7
Other sectors	169,462	29.3	164,842	29.4	157,914	30.2
Individuals	**221,442**	**38.3**	**209,867**	**37.4**	**186,159**	**35.6**
Total	**578,317**	**100.0**	**560,538**	**100.0**	**523,431**	**100.0**

Changes in the Expanded Loan Portfolio by Rating

In the last 12 months, 96.6% of operations with new clients were classified in ratings AA to C, reflecting the quality of the new captures and adjustments in the loan granting and recovery processes.

Changes in Expanded Loan Portfolio by Rating between September 2018 and 2019	Total Credit on September 2019		New Customers between October 2018 and September 2019		Remaining customers from September 2018	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	520,771	90.0	47,105	96.6	473,666	89.4
D	10,322	1.8	363	0.7	9,959	1.9
E - H	47,224	8.2	1,294	2.7	45,930	8.7
Total	**578,317**	**100.0**	**48,762**	**100.0**	**529,555**	**100.0**

Expanded Loan Portfolio by Rating and Customer Size (%)

We highlight that in September 2019 our total portfolio presented the best historical rating in the last 3 years.

Customer Profile	Sept19 By Rating			June19 By Rating			Sept18 By Rating		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	89.0	1.6	9.4	88.2	1.8	10.0	89.0	2.0	9.0
Micro, Small and Medium-Sized Enterprises	88.6	2.3	9.1	88.1	2.7	9.3	87.1	3.0	10.0
Individuals	91.9	1.7	6.4	91.4	1.8	6.8	90.8	1.9	7.3
Total	90.0	1.8	8.2	89.4	2.0	8.6	89.3	2.2	8.5

Expanded Loan Portfolio

Portfolio by Debtors


%
34.2
33.0
33.7
33.7
32.5
27.4
26.3
27.2
27.3
26.5
17.6
17.5
17.9
18.5
18.2
11.8
12.2
12.0
12.2
12.0
2.1
2.1
1.9
1.9
1.8
Sept18
Dec
Mar19
June
Sept
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Bacen Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of our loan portfolio, a comparative summary of the main figures and indicators is presented below:

R$ million (except %)	Sept19	June19	Sept18	Variation% (unless otherwise) Quarter	12 months
Total Provision	**36,142**	**36,860**	**35,237**	**(1.9)**	**2.6**
- Specific	14,835	13,912	14,799	6.6	0.2
- Generic	14,407	16,049	13,528	(10.2)	6.5
- Excess	6,899	6,899	6,910	0.0	(0.2)
Specific Provision / Total Provision (%)	41.0	37.7	42.0	3.3 p.p.	(1.0) p.p.
Total Provision / Loans (%)	8.2	8.6	8.8	(0.4) p.p.	(0.6) p.p.
AA - C Rated Loans / Loans (%)	90.1	89.6	89.1	0.5 p.p.	1.0 p.p.
D-rated Operations under Risk Management / Loans (%)	2.4	2.5	2.6	(0.1) p.p.	(0.2) p.p.
E-H rated Loans / Loans(%)	9.4	9.5	9.0	(0.1) p.p.	0.4 p.p.
D-rated loans	8,841	9,239	9,829	(4.3)	(10.0)
Provision for D-rated loans	1,978	1,426	1,514	38.7	30.7
Provision / D-rated loans (%)	22.4	15.4	15.4	6.9 p.p.	7.0 p.p.
D-H rated Non-Performing Loans	20,946	19,711	20,458	6.3	2.4
Total Provision / D-H-rated Non-performing Loans (%)	172.5	187.0	172.2	(14.4) p.p.	0.3 p.p.
E-H Rated Loans	34,900	35,455	33,728	(1.6)	3.5
Provision for E-H rated loans	28,983	32,547	30,902	(11.0)	(6.2)
Provision / E-H rated loans (%)	83.0	91.8	91.6	(8.8) p.p.	(8.6) p.p.
E-H rated Non-Performing Loans	18,257	16,772	17,927	8.9	1.8
Total Provision / E-H-rated Non-performing Loans (%)	198.0	219.8	196.6	(21.8) p.p.	1.4 p.p.

Main Funding Sources

Funds Raised and Managed

R$ million	Sept19	June19	Sept18	Variation % Quarter	Variation % 12 months
Demand Deposits	35,635	32,186	34,327	10.7	3.8
Savings Deposits	109,080	108,497	106,375	0.5	2.5
Time Deposits + Debentures	196,317	196,172	193,124	0.1	1.7
Borrowing and Onlending	55,500	57,483	57,307	(3.4)	(3.2)
Funds from Issuance of Securities	163,130	163,190	148,927	(0.0)	9.5
Subordinated Debts	16,190	18,442	19,295	(12.2)	(16.1)
Eligible Debt Capital Instruments	36,537	36,076	30,717	1.3	18.9
Subtotal	**612,389**	**612,046**	**590,072**	**0.1**	**3.8**
Securities Sold Under Agreements to Repurchase (1)	228,462	245,371	270,148	(6.9)	(15.4)
Interbank Deposits	562	582	815	(3.4)	(31.0)
Working Capital (Own/Managed)	111,302	106,447	89,335	4.6	24.6
Foreign Exchange Portfolio	33,495	25,937	8,923	29.1	-
Payment of Taxes and Other Contributions	4,318	4,613	3,893	(6.4)	10.9
Technical provisions for insurance, pension plans and capitalization bonds	269,675	265,241	254,653	1.7	5.9
Funds raised	**1,260,203**	**1,260,237**	**1,217,839**	**(0.0)**	**3.5**
Investment Funds and Managed Portfolios	**995,477**	**971,094**	**909,404**	**2.5**	**9.5**
Total Assets under Management	**2,255,680**	**2,231,331**	**2,127,243**	**1.1**	**6.0**

(1) It does not consider debentures.

Loans *vs.* Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively. This is a result of significant capillarity, the broad diversity of products offered, and the market's confidence in the Bradesco brand and the important presence in the client's sector.

Note that the percentage of funds used has shown margins in the periods, demonstrating that we met the demands for loaning funds mainly through our own funding.

R$ million	Sept19	June19	Sept18	Variation % (unless otherwise) Quarter	Variation % (unless otherwise) 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	39,953	36,799	38,220	8.6	4.5
Savings Deposits	109,080	108,497	106,375	0.5	2.5
Time Deposits + Debentures	196,317	196,172	193,124	0.1	1.7
Funds from Financial Bills	159,255	159,434	145,628	(0.1)	9.4
Customer Funds (1)	**504,605**	**500,902**	**483,347**	**0.7**	**4.4**
(-) Reserve Requirements	(86,347)	(86,862)	(80,224)	(0.6)	7.6
(-) Available Funds (Brazil)	(12,215)	(11,685)	(11,582)	4.5	5.5
Customer Funds Net of Reserve Requirements	**406,043**	**402,355**	**391,541**	**0.9**	**3.7**
Borrowing and Onlending	55,500	57,483	57,307	(3.4)	(3.2)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	77,333	79,570	74,126	(2.8)	4.3
Total Funding (A)	**538,876**	**539,408**	**522,974**	**(0.1)**	**3.0**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**501,504**	**486,880**	**451,969**	**3.0**	**11.0**
B / A	**93.1%**	**90.3%**	**86.4%**	**2.8 p.p.**	**6.6 p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Insurance, Pension Plans and Capitalization Bonds

Below is an analysis of Grupo Bradesco Seguro's Balance Sheet and Consolidated Statement of Income.

Consolidated Balance Sheet

R$ million	Sept19	June19	Sept18	Variation % Sept19 x June19	Variation % Sept19 x Sept18
Assets					
Current and Long-Term Assets	**317,161**	**311,202**	**290,985**	**1.9**	**9.0**
Securities	306,150	300,059	279,870	2.0	9.4
Life and Pension Plans	255,185	250,327	237,531	1.9	7.4
Other Lines	50,965	49,732	42,338	2.5	20.4
Insurance Premiums Receivable	3,979	4,010	3,788	(0.8)	5.0
Other Loans	7,032	7,133	7,327	(1.4)	(4.0)
Permanent Assets	**7,315**	**7,019**	**6,882**	**4.2**	**6.3**
Total	**324,477**	**318,221**	**297,868**	**2.0**	**8.9**
Liabilities					
Current and Long-Term Liabilities	**287,008**	**282,294**	**265,547**	**1.7**	**8.1**
Tax, Civil and Labor Contingencies	2,430	2,425	2,426	0.2	0.2
Payables on Insurance, Pension Plan and Capitalization Bond Operations	581	596	607	(2.4)	(4.3)
Other liabilities	14,321	14,034	7,861	2.0	82.2
Insurance Technical Provisions	16,664	16,315	15,877	2.1	5.0
Life and Pension Plan Technical Provisions	244,312	240,388	230,754	1.6	5.9
Capitalization Bond Technical Provisions	8,699	8,538	8,022	1.9	8.4
Non-controlling Interest	**728**	**723**	**661**	**0.6**	**10.1**
Shareholder's Equity (1)	**36,741**	**35,204**	**31,659**	**4.4**	**16.1**
Total	**324,477**	**318,221**	**297,868**	**2.0**	**8.9**

(1) In September 2019, the shareholders' equity of Bradesco Seguros S.A., which controls the operational companies (insurance, pension plans and capitalization bonds), is R$23,837 million.

Consolidated Statement of Income

R$ million	3Q19	2Q19	3Q18	9M19	9M18	Variation % 3Q19 x 2Q19	Variation % 3Q19 x 3Q18	Variation % 9M19 x 9M18
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income (1)	11,459	11,219	10,718	33,630	31,653	2.1	6.9	6.2
Retained Claims	(7,165)	(6,880)	(6,564)	(20,423)	(19,445)	4.1	9.2	5.0
Capitalization Bond Draws and Redemptions	(1,451)	(1,442)	(1,357)	(4,198)	(4,094)	0.6	6.9	2.5
Selling Expenses	(809)	(832)	(798)	(2,419)	(2,395)	(2.8)	1.4	1.0
Financial Results	1,439	1,529	1,232	4,303	3,860	(5.9)	16.8	11.5
Income from Insurance, Pension Plans and Capitalization Bonds	**3,473**	**3,594**	**3,231**	**10,893**	**9,579**	**(3.4)**	**7.5**	**13.7**
Fee and Commission Income	508	491	556	1,535	1,642	3.4	(8.7)	(6.5)
Personnel Expenses	(462)	(442)	(403)	(1,318)	(1,101)	4.5	14.6	19.7
Other Administrative Expenses	(382)	(390)	(411)	(1,109)	(1,155)	(2.1)	(7.1)	(4.0)
Tax Expenses / Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries / Other Operating Income / Expenses	(139)	(269)	(407)	(1,017)	(733)	(48.3)	(65.8)	38.7
Operating Income	**2,998**	**2,984**	**2,566**	**8,984**	**8,232**	**0.5**	**16.8**	**9.1**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,113)	(1,151)	(1,104)	(3,452)	(3,625)	(3.3)	0.9	(4.8)
Net Income	**1,885**	**1,833**	**1,462**	**5,532**	**4,607**	**2.8**	**28.9**	**20.1**

(1) It includes reinsurance premiums.

Note: For comparison purposes, the effects of non-recurring events are not considered.

Insurance, Pension Plans and Capitalization Bonds

Net Income Distribution and Revenue of Insurance, Pension Plans and Capitalization Bonds

Net Income


R$ million
4Q17: 1,407 (885; 271; 135; 117) ROAE 19.4
1Q18: 1,563 (879; 400; 154; 130) ROAE 19.7
2Q: 1,582 (987; 230; 215; 150) ROAE 19.7
3Q: 1,462 (745; 334; 250; 133) ROAE 18.2
4Q: 1,782 (1,003; 355; 323; 101) ROAE 22.3
1Q19: 1,814 (934; 398; 340; 142) ROAE 23.4
2Q: 1,833 (830; 514; 326; 163) ROAE 23.7
3Q: 1,885 (910; 549; 271; 155) ROAE 24.1
Life and Pension Plans
Health
ROAE - %
Property & Casualty and Others
Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income – Revenue


R$ million
4Q17: 21,192 (12,394; 6,041; 1,296; 1,461)
1Q18: 17,570 (8,774; 6,077; 1,293; 1,426)
2Q: 18,223 (8,795; 6,247; 1,511; 1,670)
3Q: 17,588 (8,172; 6,369; 1,504; 1,543)
4Q: 19,187 (9,659; 6,574; 1,385; 1,569)
1Q19: 18,062 (8,685; 6,586; 1,313; 1,478)
2Q: 18,822 (8,920; 6,725; 1,535; 1,642)
3Q: 19,746 (9,661; 6,901; 1,550; 1,634)
Life/AP/VGBL/PGBL/Basic Lines
Health
Auto/P&C + DPVAT
Capitalization Bonds

In the 3Q19, the performance of the net income in the comparison with the 3Q18 originates mainly the growth of the operating income, due to the good performance in revenues, and the growth of the financial results, factors that support profitability on the average shareholders' equity (ROAE) by 24.1%. We highlight below the performance of the companies of the Insurance Group:

- **Bradesco Health:** in the comparison with the 3Q18, it presented a growth of 8.3% in revenues, due the strategic actions that improved the level of the level of retention of clients, through renegotiations, as well as the offer of new products and new ways of renegotiating the contracts.
- **Bradesco Auto/P&C:** the evolution in the processes of underwriting has contributed to the Company's growth in revenues in the segments with higher operating income, which can be seen in the performance indicators of auto segment.
- **Bradesco Life and Pension Plans:** in relation to the 3Q18, net income is influenced by the growth of the operating income, due to the good performance in revenues, which was driven by the grew of "Life" segment, which grew 29.7%.
- **Bradesco Capitalization Bonds:** the growth of 16.5% in net income compared to the 3Q18 reflects the improvement in the operating margin, due to the products' mix, especially those of longer duration, and the decrease in administrative expenses.

We also highlight the advance of the commercialization of products through the digital channels, whose turnover in the 9M19 surpassed R$501 million, totaling more than 960 thousand transactions, 69.5% growth in comparison to the same period in 2018.

Performance Ratios


%
Claims Ratio (1)
74.0 75.1 73.8 72.4 70.4 68.5 72.5 74.2
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q


%
Expense Ratio (2)
8.8 9.5 8.4 8.5 8.3 8.2 8.3 8.2
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q


%
Administrative Efficiency Ratio (3)
3.9 3.9 4.0 4.4 4.3 4.0 4.2 4.3
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q


%
Combined Ratio (4) (5)
86.1 85.3 84.8 84.1 80.8 80.3 84.5 84.4
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q

(1) Retained Claims/Earned Premiums; (2) Selling Expenses/Earned Premiums; (3) Administrative Expenses/Net Written Premiums; (4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and (5) Excludes additional provisions.

Note: For comparison purposes, the effects of non-recurring events are not considered.


Clients (1) and Employees
27,510 27,929 28,537
7,180 7,350 7,394
Sept18 June19 Sept19
Policyholders / Pension Plan Participants and Capitalization Bond Customers (thousands)
Number of Employees

(1) It excludes overlap of clients.

Insurance, Pension Plans and Capitalization Bonds

Combined Ratio per Industry


%
107.8
102.3
98.7
97.4
99.8
98.4
98.0
99.1
99.8
100.9
94.6
96.8
93.8
92.6
95.5
97.1
60.4
59.3
56.1
54.3
54.4
50.4
55.7
54.6
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
Health
Auto/P&C
Life

Claims Ratio per Industry


%
86.4
88.9
87.9
85.7
84.0
81.1
86.7
87.9
74.0
75.1
73.8
72.4
70.4
68.5
72.5
74.2
65.5
63.6
60.2
62.2
61.9
59.2
59.2
58.8
33.9
34.0
32.4
30.4
31.2
33.3
29.5
34.8
30.3
32.5
31.7
31.3
29.3
23.5
25.3
28.5
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
Life/AP
Property & Casualty
Auto/Optional Third-Party Liability
Total
Health

Expense Ratio per Industry


%
25.3
24.6
22.1
22.5
21.1
21.3
21.0
21.3
17.3
17.9
16.8
18.5
17.3
17.1
17.6
18.0
16.1
16.3
16.5
16.2
16.7
16.7
17.2
16.8
8.8
9.5
8.4
8.5
8.3
8.2
8.3
8.2
4.6
5.5
4.4
4.5
4.6
4.6
4.6
4.5
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
Health
Total
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty

Technical Provisions


R$ million
246,653
251,231
252,072
254,653
258,755
261,106
265,241
269,675
224,253
228,269
228,408
230,754
234,661
236,888
240,388
244,312
9,754
10,230
10,311
10,358
10,392
10,378
10,756
11,014
7,563
7,702
7,873
8,022
8,187
8,336
8,538
8,699
4,574
4,476
4,521
4,579
4,608
4,567
4,665
4,791
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C (1)

(1) It does not include technical provisions for the DPVAT segment.

Insurance, Pension Plans and Capitalization Bonds

Life and pension plans


R$ million
745
830
910
2,611
2,674
8,172
8,920
9,661
25,741
27,266
3Q18
2Q19
3Q19
9M18
9M19
Premium and Contribution Income (1)
Net Income

(1) Life/VGBL/PGBL/Traditional.

In the comparison with the 3Q18, revenue presented an income of 18.2%, driven by the "Life", which grew 29.7% influenced by the growth of products portfolio.

In comparison with the 3Q18, net income is influenced by the growth of the operating income, due the performance in revenues, the combined ratio and the growth of the financial results, partially offset by the review of the management fees of some pension plans, due to the higher competitive market dynamics and the new interest rate scenario, impacting our fees and commission income.

In comparison with the 2Q19, the growth of net income was driven by the increase of 8.3% in revenues and by the growth in financial results.

Participants in Life and Personal Accidents and in Pension Plans


In thousands
Number of Life and Personal Accidents
32,905
33,138
32,203
Sept18
June19
Sept19


In thousands
Number of Pension and VGBL Participants
2,939
2,947
2,942
Sept18
June19
Sept19

Health


R$ million
250
326
271
619
937
5,978
6,263
6,450
17,562
18,864
3Q18
2Q19
3Q19
9M18
9M19
Net Written Premiums
Net Income

Note: It considers the companies *Bradesco Saúde* and *Mediservice*. For comparison purposes, effects of non-recurring events are not considered.

The net income increase of 8.4% in comparison with the 3Q18 mainly reflects the higher revenue, which has been driven by strategic actions that have improved the clients' retention level, through new ways of renegotiating the contracts, as well as the offer of new products, expense ratio maintenance and increase in financial results, partly compensated by the increase of the claims ratio.

In the comparison with the 2Q19, even with the higher revenue, the net income declined, justified by the claims ratio increase and the financial results decrease.

The portfolio of policyholders, in comparison with June 2019, showed again a slight increase, indicating a new growth cycle.

Number of *Bradesco Saúde* and *Mediservice* Policyholders


In thousands
3,663
146
3,517
3,586
139
3,447
3,609
136
3,473
Sept18
June19
Sept19
Company Health Plans
Individual Health Plans

Insurance, Pension Plans and Capitalization Bonds

Capitalization Bonds


R$ million
133
163
155
413
460
1,543
1,642
1,634
4,639
4,754
3Q18
2Q19
3Q19
9M18
9M19
Capitalization Bond Income
Net Income

In comparison with the 3Q18, the net income increase, reflects the improvement in the operating margin, due to the change in the products' mix, especially those of longer duration, and the decrease in administrative expenses.

In comparison with the 2Q19, the net income decrease is justified by lower income with capitalization bonds and lower financial income.

We also highlight that we have maintained our leadership in this market, with a Market Share of 27.4% (SUSEP – August 2019).


In thousands
Number of Active Capitalization Bonds
2,781
2,711
2,733
22,041
22,712
23,105
7,294
7,301
7,387
14,747
15,411
15,718
Sept18
June19
Sept19
Active Capitalization Bonds
Active Drawing Right Assignment
Customers

Auto and Property & Casualty


R$ million
62
103
84
182
282
1,466
1,512
1,531
4,143
4,316
3Q18
2Q19
3Q19
9M18
9M19
Net Written Premiums
Net Income

In comparison with the 3Q18, net income increase reflects the growth in revenues; the improvement in the auto segment claims ratio due to the risk acceptance process, the automation of processes, the claims adjustment and the reduction in the frequency of theft and robbery; the lower administrative expenses; and the higher financial income.

This evolution in the processes of underwriting has contributed to the Company's growth in revenues in the segments with higher operating income, which can be seen in the performance indicators.

In comparison with the 2Q19, the net income decrease, is mainly related to the increase in the claims ratio of property & casualty and the lower financial income.


Number of Policyholders
In thousands
2,964
2,811
2,825
1,510
1,280
1,263
1,454
1,531
1,562
Sept18
June19
Sept19
Auto/Optional Third-Party Liability
P&C

Fee and Commission Income

Below is the composition of fee and commission income in the respective periods:

R$ million	3Q19	2Q19	3Q18	9M19	9M18	Variation % 3Q19 x 2Q19	Variation % 3Q19 x 3Q18	Variation % 9M19 x 9M18	As of % 3Q19
Card Income	2,835	2,781	2,865	8,382	8,416	1.9	(1.0)	(0.4)	33.7
Checking Account	1,943	1,932	1,814	5,726	5,327	0.6	7.1	7.5	23.1
Asset Management	973	928	1,008	2,867	3,009	4.8	(3.5)	(4.7)	11.6
Loans Operations	766	755	728	2,247	2,253	1.5	5.2	(0.3)	9.1
Collections and Payments	610	594	602	1,813	1,832	2.7	1.3	(1.0)	7.2
Consortium Management	497	454	435	1,408	1,230	9.5	14.3	14.5	5.9
Custody and Brokerage Services	300	268	233	832	723	11.9	28.8	15.1	3.6
Underwriting / Financial Advisory Services	190	270	179	581	588	(29.6)	6.1	(1.2)	2.3
Other	309	298	259	921	802	3.7	19.3	14.8	3.7
Total	**8,423**	**8,280**	**8,123**	**24,777**	**24,180**	**1.7**	**3.7**	**2.5**	**100.0**
Business Days	**66**	**62**	**64**	**189**	**188**	**4**	**2**	**1**	

Highlights

The positive performance of this quarter in relation to the 2Q19 was showed in practically all the lines and were originated due the higher income from credit card, reflection of the higher volume of transactions, the high performance of the income from consortium management and checking accounts, the greater number of business days, which mainly influence the income growth from asset management, custody and brokerage services, and loan operations income, which growth has also benefited from the higher origination loan portfolio in arrears that offset the lower result in the line item of underwriting / financial advisory services given the most favorable scenario for the activity on the capital market in the previous quarter. In comparison with the 3Q18, the increase was observed in the majority of the lines, with emphasis on the growth of the income from the checking accounts, driven by the increase in the number of checking account holders, and the good performance of the income from consortium management and custody and brokerage services. In the period, adjustments were made with respect to asset management fees and lower revenues from the activities of the credit card operator.

Below are some highlights that influence the results from fee and commission income in the periods:

- Checking Account – we highlight the growth of the checking account holders' base, with an increase of 1.5 million in the last 12 months and 400 thousand in the quarter, and the continuous strengthening in the management of the portfolio of services, which we seek to offer in an assertive way to clients, strengthening our relationship with them.
- Loans Operations – the increase in the quarterly comparisons was driven by the growth of credit operations, of which origination loan portfolio per business day increased 6% compared to the 2Q19 and 39% compared to the 3Q18, reducing the effects of review of the rates practiced by the market in operations with guarantees provided.
- Asset Management – regarding 2Q19, in addition to the greater number of business days, the growth reflects the products portfolio diversification. In the annual and cumulative comparison, the variation is due to the continuity of the actions to adapt the product portfolio to customers, in line with market dynamics and the interest rate scenario.
- Consortium Management – among the various actions that aimed to optimize the results and that boosted the improvement in this line, we highlight, beyond the continuous review of the portfolio for a more customized offer, for each segment, the increase of the digital features, which was acquired through the Bradesco App and Bradesco Internet Banking in the 2Q19, reaching 6,943 new quotas, with revenues of R$394 million. We also emphasize that Bradesco Consórcios continues leading in the segments in which it operates (real estate, auto and trucks).


Number of Transactions - Credit Cards
In millions
523.4
555.1
599.7
Volume Traded - Credit Cards
R$ million
47,576
49,998
51,921
3Q18
2Q19
3Q19
Checking Account Holders
In millions
27.8 27.9 28.1 28.1 28.3 28.8 29.2 29.6
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q
Number of Outstanding Consortium Quotas
In thousand
1,411 1,422 1,444 1,463 1,504 1,528 1,539 1,601
47 46 51 54 57 59 63 69
250 245 245 250 257 260 261 267
1,114 1,130 1,148 1,159 1,190 1,209 1,215 1,266
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q
Auto
Real Estate
Trucks
Assets under Custody
R$ billion
1,512 1,566 1,497 1,559 1,623 1,654 1,775 1,803
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q
Processed Documents
(Cash Management Solutions) (1)
In million
700 692 702 707 712 740 752 778
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q

(1) It includes billing and collection services, payments, and others.

Operating Expenses

Personnel and Administrative Expenses

R$ million	3Q19	2Q19	3Q18	9M19	9M18	Variation % 3Q19 x 2Q19	Variation % 3Q19 x 3Q18	Variation % 9M19 x 9M18	As of % 3Q19
Personnel Expenses									
Structural	**4,324**	**4,169**	**4,064**	**12,582**	**11,848**	**3.7**	**6.4**	**6.2**	**38.9**
Payroll/Social Charges	3,092	2,987	2,935	8,996	8,523	3.5	5.3	5.5	27.8
Benefits	1,232	1,182	1,129	3,586	3,325	4.2	9.1	7.8	11.1
Non-Structural	**1,329**	**1,319**	**942**	**3,717**	**2,914**	**0.8**	**41.1**	**27.6**	**12.0**
Management and Employee Profit Sharing	731	731	552	2,157	1,529	-	32.4	41.1	6.6
Provision for Labor Claims	457	449	265	1,165	1,069	1.8	72.5	9.0	4.1
Training	64	53	51	151	113	20.8	25.5	33.6	0.6
Termination Costs	77	86	74	244	203	(10.5)	4.1	20.2	0.7
Total	**5,653**	**5,488**	**5,006**	**16,299**	**14,762**	**3.0**	**12.9**	**10.4**	**50.8**
Administrative Expenses									
Outsourced Services	1,306	1,204	1,198	3,680	3,472	8.5	9.0	6.0	11.7
Depreciation and Amortization	784	753	729	2,259	2,164	4.1	7.5	4.4	7.1
Data Processing	643	597	661	1,861	1,922	7.7	(2.7)	(3.2)	5.8
Communication	459	439	428	1,339	1,296	4.6	7.2	3.3	4.1
Advertising and Marketing	383	337	336	1,015	888	13.6	14.0	14.3	3.4
Asset Maintenance	330	319	299	956	896	3.4	10.4	6.7	3.0
Rent	331	323	299	970	902	2.5	10.7	7.5	3.0
Financial System Services	273	253	243	792	706	7.9	12.3	12.2	2.5
Security and Surveillance	185	186	187	555	572	(0.5)	(1.1)	(3.0)	1.7
Transportation	208	197	186	599	564	5.6	11.8	6.2	1.9
Utilities (Water, Electricity and Gas)	97	114	99	333	306	(14.9)	(2.0)	8.8	0.9
Travel	79	63	64	210	193	25.4	23.4	8.8	0.7
Materials	53	48	54	149	177	10.4	(1.9)	(15.8)	0.5
Other	336	270	310	878	838	24.4	8.4	4.8	3.0
Total	**5,467**	**5,103**	**5,093**	**15,596**	**14,896**	**7.1**	**7.3**	**4.7**	**49.2**
Total Operating Expenses	**11,120**	**10,591**	**10,099**	**31,895**	**29,658**	**5.0**	**10.1**	**7.5**	**100.0**
Customer Service Points (in units)	**79,206**	**78,521**	**75,750**	**79,206**	**75,750**	**685**	**3,456**	**3,456**	**-**



108,793
100,489
95,520
92,861
98,808
97,593
97,683
98,159
98,605
99,156
99,198
99,272
4,674
4,659
4,507
5,314
4,749
4,708
4,700
4,652
4,617
4,594
4,581
4,567
2013
2014
2015
2016
2017
Mar18
June18
Sept18
Dec18
Mar19
June19
Sept19
Employees
Branches

Personnel Expenses – the increase of the expenses in the "structural part", both in the quarterly comparison and in relation to the 3Q18, reflects the higher spending with payroll and social charges, due to the effects of the collective bargaining agreement, for which the readjustment this year was 4.3%, besides the evolution of the personnel, in their majority allocated in the business area, highlighting the new digital branches and the next. In the "non-structural part", the variations in relation to the previous year's periods (3Q18 and 9M18) are justified by the growth of variable expenses (participation in the results), highlighting that as per this year we implemented the program of variable compensation directed to the employees of the branch network, by the higher investments in training and by the increase in the expenses with provision for labor claims.

Administrative Expenses – the increase of the expenses in the periods is still concentrated in variable expenses and costs related to the business volume growth, in addition to contractual readjustments occurring in the period, and higher expenses with advertising and marketing, directed to the offer and information of our products and services, institutional positioning and mainly the conquest of new clients.

Additional Information

Operating Coverage Ratio (1)



%
78.3
79.4
80.9
81.0
81.0
80.4
79.3
78.1
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q

(1) Fee and Commission Income / Personnel and Administrative Expenses (accumulated for 12 months).

The coverage ratio remains at high levels, standing at 78.1% in the 3Q19. The performance of the ratio in the quarter reflects the higher operating expenses, whose growth is, essentially, related to variable expenses associated with performance and results, due to effects of the collective bargaining agreement, for which the readjustment this year was 4.3%, as well as with other expenses that support the growth of business.

Other Operating Expenses, Net of Income

R$ million	3Q19	2Q19	3Q18	9M19	9M18	Variation % 3Q19 x 2Q19	Variation % 3Q19 x 3Q18	Variation % 9M19 x 9M18
Expenses with Marketing of Cards	(528)	(578)	(520)	(1,642)	(1,768)	(8.7)	1.5	(7.1)
Civil and Tax Contingencies	(278)	(404)	(332)	(799)	(897)	(31.2)	(16.3)	(11.0)
Claims	(131)	(125)	(89)	(353)	(257)	4.7	47.2	37.3
Other	(377)	(425)	(634)	(1,677)	(1,711)	(11.3)	(40.5)	(2.0)
Total	**(1,314)**	**(1,532)**	**(1,575)**	**(4,471)**	**(4,633)**	**(14.2)**	**(16.6)**	**(3.5)**

The variation of other operating expenses, net of income, in relation to the 2Q19 is related to lower costs with the constitution of civil provisions, and lower expenses with marketing of cards, which even with the increase in the volume of transactions in the periods has been reflecting the result of actions aimed at gaining efficiency and reducing our costs.

Basel Ratio

The operating capital generation, through net income, was sufficient to absorb the effects of growth of loan portfolio and other risk-weighted assets (RWA).



17.1%
13.1%
0.8%
12.3%
15.9%
12.4%
0.8%
11.6%
14.9%
11.4%
0.8%
10.6%
16.8%
12.2%
0.8%
11.4%
17.8%
13.7%
1.4%
12.3%
18.1%
14.4%
1.4%
13.0%
18.6%
15.0%
1.4%
13.7%
18.1%
14.7%
1.3%
13.4%
Dec17
Mar18 (1)
June
Sept
Dec
Mar19
June
Sept
Total Ratio
Common Equity
Additional Capital

(1) Reduction related to the change in the schedule for applying deductions on the prudential adjustments that is now 100% in 2018 (80% in 2017).

Changes in the Tier I Ratio in the quarter



%
15.0
1.4
13.7
0.8
0.1
(0.3)
(0.2)
(0.8)
14.7
1.3
13.4
Limits 2019 (1)
9.5% Tier I
8.0% Common Equity
June19
Net Income 3Q19
Asset Valuation Adjustments
Interest on Shareholders' Equity/Dividends
Prudential Adjustments
Weighted Assets
Sept19
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,193/13, added to the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15.

Selected Information – History

R$ million

Income Statement for the Period	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17
Recurring Net Income	6,542	6,462	6,238	5,830	5,471	5,161	5,102	4,862
Net Interest Income	14,773	14,468	14,087	14,774	13,953	13,507	13,522	13,809
Clients Portion	12,503	12,185	11,960	11,884	11,887	11,694	11,264	11,725
Net Clients Portion of Expanded ALL	9,167	8,698	8,356	8,098	8,344	8,203	7,329	6,269
Expanded ALL	(3,336)	(3,487)	(3,604)	(3,786)	(3,543)	(3,491)	(3,935)	(5,456)
Fee and Commission Income	8,423	8,280	8,074	8,434	8,123	8,171	7,886	8,120
Administrative and Personnel Expenses	(11,120)	(10,591)	(10,184)	(10,619)	(10,099)	(9,920)	(9,639)	(10,218)
Income from Insurance, Pension Plans and Capitalization Bonds	3,473	3,594	3,826	3,542	3,231	3,221	3,127	3,347
Statement of Financial Position								
Total Assets	1,404,664	1,412,294	1,388,429	1,386,010	1,356,748	1,306,209	1,303,842	1,298,328
Securities	649,080	650,112	630,310	658,501	634,066	598,128	585,837	584,650
Expanded Loans Portfolio	578,317	560,538	548,294	531,615	523,431	515,635	486,645	492,931
- Individuals	221,442	209,867	200,164	194,723	186,159	182,817	177,814	175,469
- Companies	356,875	350,671	348,130	336,892	337,272	332,818	308,831	317,462
Allowance for Loan Losses (ALL)	(36,142)	(36,860)	(36,987)	(35,084)	(35,237)	(35,240)	(35,763)	(36,527)
Total Deposits	338,911	332,074	326,674	342,879	319,375	299,604	271,391	265,278
Technical Provisions	269,675	265,241	261,106	258,755	254,653	252,072	251,231	246,653
Shareholders' Equity	138,313	133,636	126,674	121,121	115,670	113,039	113,776	110,457
Assets under Management	2,255,680	2,231,331	2,205,050	2,181,893	2,127,243	2,050,956	2,040,686	2,023,543
Performance Indicators (%)								
Recurring Net Income per Share - R$ (1) (2)	3.12	2.99	2.83	2.68	2.56	2.48	2.42	2.37
Book Value per Common and Preferred Share - R$ (2)	17.22	16.64	15.77	15.08	14.40	14.07	14.16	13.75
Annualized Return on Average Equity (3) (4)	20.5	20.6	20.5	19.0	18.7	18.5	18.6	18.1
Annualized Return on Average Assets (4)	1.8	1.8	1.8	1.6	1.6	1.6	1.6	1.5
Fixed Asset Ratio	33.7	34.4	35.3	36.3	38.0	44.9	43.1	43.4
Combined Ratio - Insurance (5)	84.4	84.5	80.3	80.8	84.1	84.8	85.3	86.1
Efficiency Ratio (ER) - New Calculation (1) (6)	49.5	49.4	49.5	49.6	49.3	49.4	49.0	48.8
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (1)	78.1	79.3	80.4	81.0	81.0	80.9	79.4	78.3
Market Capitalization - R$ million (7)	261,708	285,870	270,349	242,606	182,110	171,604	237,219	200,521
Loan Portfolio Quality (Bacen) - %								
ALL / Loan Portfolio	8.2	8.6	8.8	8.6	8.8	9.0	9.6	9.9
Non-performing Loans (> 60 days / Loan Portfolio)	4.3	4.1	4.0	4.3	4.4	4.8	5.4	5.6
Delinquency Ratio (> 90 days / Loan Portfolio)	3.6	3.2	3.3	3.5	3.6	3.9	4.4	4.7
Coverage Ratio (> 90 days)	225.5	267.2	269.2	245.3	243.4	230.0	219.3	211.4
Coverage Ratio (> 60 days)	188.5	209.3	220.2	201.6	200.9	189.4	179.7	175.0
Operating Limits %								
Basel Ratio - Total	18.1	18.6	18.1	17.8	16.8	14.9	15.9	17.1
Tier I Capital	14.7	15.0	14.4	13.7	12.2	11.4	12.4	13.1
- Common Equity	13.4	13.7	13.0	12.3	11.4	10.6	11.6	12.3
- Additional Capital	1.3	1.4	1.4	1.4	0.8	0.8	0.8	0.8
Tier II Capital	3.4	3.6	3.7	4.2	4.5	3.5	3.5	4.0

(1) In the last 12 months;
(2) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits of the period;
(3) Excluding adjustments of Equity Evaluation recorded under Shareholders' Equity;
(4) Year-to-Date Recurring Net Income;
(5) It excludes additional reserves;
(6) ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and
(7) Number of shares (excluding treasury shares) vs. the closing price for common and preferred shares on the period's last trading day.

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial(1) *vs.* Recurring(3)

3Q19 x 2Q19

R$ million	Third Quarter of 2019				Second Quarter of 2019			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**12,880**	**1,893**	-	**14,773**	**18,535**	**(4,067)**	-	**14,468**
Expanded ALL	(2,872)	(464)	-	(3,336)	(4,349)	862	-	(3,487)
Gross Income from Financial Intermediation	**10,008**	**1,429**	-	**11,437**	**14,186**	**(3,205)**	-	**10,981**
Income from Insurance, Pension Plans and Capitalization Bonds	2,032	1,441	-	3,473	2,066	1,528	-	3,594
Fee and Commission Income	8,355	68	-	8,423	8,216	64	-	8,280
Personnel Expenses	(6,108)	-	455	(5,653)	(5,488)	-	-	(5,488)
Other Administrative Expenses	(5,467)	-	-	(5,467)	(5,103)	-	-	(5,103)
Tax Expenses	(1,620)	(215)	-	(1,835)	(1,847)	80	-	(1,767)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	75	-	-	75	81	-	-	81
Other Operating Income / Expenses	(2,792)	1,005	473	(1,314)	(3,476)	1,493	451	(1,532)
Operating Income	**4,483**	**3,728**	**928**	**9,139**	**8,635**	**(40)**	**451**	**9,046**
Non-Operating Income	(129)	148	-	19	(195)	206	-	11
Income Tax / Social Contribution and Non-controlling Interest	1,483	(3,876)	(223)	(2,616)	(2,398)	(166)	(31)	(2,595)
Net Income	**5,837**	-	**705**	**6,542**	**6,042**	-	**420**	**6,462**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;

(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$3,572 million in the 3Q19 and R$(734) million in the 2Q19, and in the 3Q19 includes the reallocation of the effects of the operation for the sale of financial assets (loan assignment), in the amount of R$1,650 million, with effects on the Net Interest Income and Expanded ALL lines; and

(3) It refers to Managerial Statement of Income(1) with the reclassifications between lines, which do not affect the Net Income, and without non-recurring events of the period.

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial[(1)] *vs.* Recurring[(3)]

9M19 x 9M18

R$ million	First Nine Months of 2019				First Nine Months of 2018			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**50,128**	**(6,800)**	-	**43,328**	**43,242**	**(2,260)**	-	**40,982**
Expanded ALL	(13,513)	3,086	-	(10,427)	(13,825)	2,856	-	(10,969)
Gross Income from Financial Intermediation	**36,615**	**(3,714)**	-	**32,901**	**29,417**	**596**	-	**30,013**
Income from Insurance, Pension Plans and Capitalization Bonds	6,589	4,304	-	10,893	5,719	3,860	-	9,579
Fee and Commission Income	24,572	205	-	24,777	23,956	224	-	24,180
Personnel Expenses	(16,754)	-	455	(16,299)	(14,762)	-	-	(14,762)
Other Administrative Expenses	(15,596)	-	-	(15,596)	(14,896)	-	-	(14,896)
Tax Expenses	(5,193)	(161)	-	(5,354)	(4,682)	(743)	69	(5,356)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	204	-	-	204	116	-	-	116
Other Operating Income / Expenses	(9,689)	3,847	1,371	(4,471)	(9,019)	2,635	1,751	(4,633)
Operating Income	**20,748**	**4,481**	**1,826**	**27,055**	**15,849**	**6,572**	**1,820**	**24,241**
Non-Operating Income	(421)	475	-	54	(667)	615	9	(43)
Income Tax / Social Contribution and Non-controlling Interest	(2,628)	(4,956)	(283)	(7,867)	(1,178)	(7,187)	(99)	(8,464)
Net Income	**17,699**	-	**1,543**	**19,242**	**14,004**	-	**1,730**	**15,734**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;
(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$3,077 million in 9M19 and R$8,761 million in 9M18, and in 9M19 includes the reallocation of the effects of the operation for the sale of financial assets (loan assignment), in the amount of R$1,650 million, with effects on the Net Interest Income and Expanded ALL lines; and
(3) It refers to Managerial Statement of Income[(1)] with the reclassifications between lines, which do not affect the Net Income, and without non-recurring events of the period.

Balance Sheet (1) – Consolidated

R$ million	Sept19	June19	Sept18	Variation % Sept19 x June19	Variation % Sept19 x Sept18
Assets					
Current and Long-Term Assets	**1,375,868**	**1,383,325**	**1,328,701**	**(0.5)**	**3.5**
Funds available	16,550	15,448	15,586	7.1	6.2
Interbank Investments	70,698	106,140	112,073	(33.4)	(36.9)
Securities and Derivative Financial Instruments	649,080	650,112	634,066	(0.2)	2.4
Interbank and Interdepartmental Accounts	86,917	87,275	81,681	(0.4)	6.4
Loan and Leasing Operations	375,042	363,828	346,932	3.1	8.1
Allowance for Loan Losses (ALL)	(36,142)	(36,860)	(35,237)	(1.9)	2.6
Other Receivables and Assets	213,723	197,382	173,600	8.3	23.1
Permanent Assets	**28,796**	**28,969**	**28,047**	**(0.6)**	**2.7**
Investments	2,172	2,124	2,192	2.3	(0.9)
Premises and Equipment and Leased Assets	9,272	9,245	7,655	0.3	21.1
Intangible Assets	17,352	17,600	18,200	(1.4)	(4.7)
Total	**1,404,664**	**1,412,294**	**1,356,748**	**(0.5)**	**3.5**
Liabilities					
Current and Long-Term Liabilities	**1,264,207**	**1,276,507**	**1,238,980**	**(1.0)**	**2.0**
Deposits	338,911	332,074	319,375	2.1	6.1
Securities sold under agreements to repurchase	231,145	250,734	285,414	(7.8)	(19.0)
Funds from Issuance of Securities	163,130	163,190	148,927	(0.0)	9.5
Interbank and Interdepartmental Accounts	24,711	23,889	23,761	3.4	4.0
Borrowings and Onlendings	55,500	57,483	57,307	(3.4)	(3.2)
Derivative Financial Instruments	16,057	24,809	15,519	(35.3)	3.5
Technical provisions for insurance, pension plans and capitalization bonds	269,675	265,241	254,653	1.7	5.9
Other liabilities	165,078	159,087	134,024	3.8	23.2
Deferred Income	**359**	**371**	**386**	**(3.2)**	**(7.0)**
Non-controlling Interest in Subsidiaries	**1,785**	**1,780**	**1,712**	**0.3**	**4.3**
Shareholders' Equity	**138,313**	**133,636**	**115,670**	**3.5**	**19.6**
Total	**1,404,664**	**1,412,294**	**1,356,748**	**(0.5)**	**3.5**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report.

(This page has been left blank intentionally)

Additional Information

Return to Shareholders

Main Indicators

Price/Earnings Ratio: It indicates the possible number of years which the investor would recover the capital invested, based on the closing prices of common and preferred shares.


Price/Earnings Ratio (P/E ratio) (1)
10.5
12.2
8.6
8.8
11.3
11.9
11.9
10.4
Dec17 Mar18 June Sept Dec Mar19 June Sept

Price to Book Ratio: It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


Price to Book Ratio (P/B ratio)
1.8
2.1
1.5
1.6
2.0
2.1
2.1
1.9
Dec17 Mar18 June Sept Dec Mar19 June Sept

Dividend Yield: The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.


Dividend Yield (2)(3) - %
3.7
3.5
4.3
4.1
3.0
3.2
2.6
3.0
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q

(1) Recurring net income in 12 months;
(2) Source: Economatica; and
(3) Calculated by the share with highest liquidity.

Payout / Dividends and Interest on Shareholders' Equity


R$ million
35.3%
37.0%
48.7%
51.7%
40.3%
37.4%
31.5%
32.2%
41.4%
44.0%
34.2%
32.1%
5,055
6,035
6,976
7,204
7,299
6,158
12M14 12M15 12M16 12M17 12M18 9M19
Dividends/Interest on Shareholders' Equity
Net Payout (1) - 12 months
Gross Payout (1) - 12 months

(1) Calculated on the basis of the book net income after adjustment on legal reserves.

Recommendation of Market Analysts – Preferred Shares - BBDC4


Buy
84.6%
Hold
15.4%

Bradesco Shares

Share and ADR Performance (1)

In R$ (unless otherwise stated)	3Q19	2Q19	9M19	9M18	Variation % 3Q19 x 2Q19	Variation % 9M19 x 9M18
Recurring Net Income per Share	0.81	0.80	2.40	1.96	1.2	22.3
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.21	0.21	0.63	0.54	(2.8)	16.2
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.23	0.23	0.69	0.60	(2.8)	16.2

In R$ (unless otherwise stated)	Sept19	June19	Sept19	Sept18	Variation % Sept19 x June19	Variation % Sept19 x Sept18
Book Value per Common and Preferred Share	17.22	16.64	17.22	14.40	3.5	19.6
Last Trading Day Price – Common Shares	31.25	33.45	31.25	21.46	(6.6)	45.6
Last Trading Day Price – Preferred Shares	33.92	37.74	33.92	23.89	(10.1)	42.0
Last Trading Day Price – Common share ADR (US$)	7.57	8.91	7.57	5.26	(15.0)	44.0
Last Trading Day Price – Preferred share ADR (US$)	8.14	9.82	8.14	5.90	(17.1)	38.0
Market Capitalization (R$ million) (2)	261,708	285,870	261,708	182,110	(8.5)	43.7

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Trading Daily Average Volume


R$ million
427
161
266
470
155
315
505
193
312
511
233
278
531
292
239
622
326
296
647
320
327
704
352
352
684
354
330
928
522
406
1,233
729
504
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Sept19
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and
(2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4


Base 100
566
279
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Sept19
BBDC4
Ibovespa

Number of Shareholders – Domiciled in Brazil and Abroad


As % of Investors (%)
0.3
8.3
Sept19
91.4
Ownership of Capital (%)
20.0
35.2
Sept19
44.8
Domiciled Abroad
Companies
Individuals

Additional Information

Service Channels and Customers

	Sept19	June19	Sept18	Variation Sept19 x June19	Variation Sept19 x Sept18
Structural Information - Units					
Customer Service Points	79,206	78,521	75,750	685	3,456
- Branches	4,567	4,581	4,652	(14)	(85)
- PAs	3,899	3,890	3,873	9	26
- PAEs	884	901	916	(17)	(32)
- Banco24Horas Netw ork	14,028	13,718	12,143	310	1,885
- Bradesco Expresso (Correspondent Banks)	39,355	39,507	39,100	(152)	255
- Bradesco Financiamentos	16,402	15,851	14,993	551	1,409
- Losango	58	60	60	(2)	(2)
- Branches / Subsidiaries Abroad / Representation Office	13	13	13	-	-
ATMs	57,503	57,611	57,898	(108)	(395)
- Onsite Netw ork - Bradesco	34,279	34,507	35,389	(228)	(1,110)
- Banco24Horas Netw ork	23,224	23,104	22,509	120	715
Employees	99,272	99,198	98,159	74	1,113
Outsourced Employees and Interns	14,962	14,972	14,990	(10)	(28)
Customers - In millions					
Total Customers (1)	71.6	71.1	71.2	0.5	0.4
Account Holders (2)	29.6	29.2	28.1	0.4	1.5
Savings Accounts	59.9	60.1	59.7	(0.2)	0.2
Insurance Group (1)	28.5	27.9	27.5	0.6	1.0
Policyholders	45.9	46.8	46.7	(0.9)	(0.8)
Pension Plan Participants	2.9	2.9	2.9	-	-
Capitalization Bond Customers	2.7	2.7	2.8	-	(0.1)
Bradesco Financiamentos	1.3	1.3	1.3	-	-

(1) It excludes overlap of clients; and
(2) It includes salary account.

Market Share of the Branches

Region	Sept19 Bradesco	Sept19 Market Share	June19 Bradesco	June19 Market Share	Sept18 Bradesco	Sept18 Market Share
North	260	23.7%	260	23.6%	263	23.9%
Northeast	841	26.0%	843	25.3%	851	25.2%
Midw est	373	22.6%	375	22.3%	379	22.3%
Southeast	2,382	23.2%	2,387	22.8%	2,416	22.6%
South	711	19.2%	716	19.1%	743	19.4%
Total	**4,567**	**22.9%**	**4,581**	**22.5%**	**4,652**	**22.5%**

Additional Information

Market Share in relation to the Market - %

	Sept19	June19	Sept18
Bacen			
Bank			
Demand Deposits	N/A	11.5	12.0
Savings Deposits	N/A	13.4	13.5
Time Deposits	N/A	13.1	13.1
Loans	12.1 (1)	12.0	11.3
Loans - Private Institutions	23.7 (1)	23.8	23.7
Loans - Vehicles Individuals (CDC + Leasing)	14.2 (1)	14.1	13.6
Payroll-Deductible Loans	16.2 (1)	16.0	14.7
Consortia			
Real Estate	27.6 (1)	27.7	28.1
Auto	33.2 (1)	32.6	31.3
Trucks, Tractors and Agricultural Implements	20.0 (1)	19.4	17.8
Internacional Area			
Export Market	22.8	21.2	23.9
Import Market	24.1	22.7	23.2
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	24.0 (1)	24.3	24.7
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.4 (1)	23.8	23.8
Life/Personal Accident Insurance Premiums	20.0 (1)	19.9	19.2
Auto/P&C Insurance Premiums	7.8 (1)	7.9	8.0
Auto/Optional Third-Party Liability Insurance Premiums	11.5 (1)	11.5	11.3
Health Insurance Premiums	52.3 (1)	52.1	47.3
Income from Pension Plan Contributions (excluding VGBL)	28.9 (1)	29.2	32.8
Capitalization Bond Income	27.4 (1)	27.3	29.7
Technical provisions for insurance, pension plans and capitalization bonds	24.6 (1)	24.8	26.0
Income from VGBL Premiums	22.0 (1)	22.7	24.7
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	26.3 (1)	26.0	27.7
Pension Plan Investment Portfolios (including VGBL)	25.5 (1)	25.7	27.2
Anbima			
Investment Funds and Managed Portfolios	19.3	19.8	20.5
Social Security National Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	31.9	31.8	31.4
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	20.3	18.3

(1) Reference Date: August 2019; and
N/A – Not available.

Additional Information

Ratings

Fitch Ratings

International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody´s Investors Service

Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1

S&P Global						Austin Rating	
Global Scale - Issuer Credit Rating				National Scale		National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

Risk Management

We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. We also provide training to employees at every level of the Organization, from business areas to the Board of Directors.

Our risk management structure has policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes, and systems, as well as the extent of its exposure to risk. It also comprises committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in decision-making strategies. The most notable amongst these are: the Integrated Risk Management and Capital Allocation Committee, which aims to advise the Board of Directors on the fulfillment of its duties, related to the management policy and to the risk exposure limits policy, and assure within our scope the fulfillment of the processes, policies, related rules, and regulations and laws applicable to our Organization; and the Risk Committee, whose main purpose is to assess the structure of our risk management and occasionally propose improvements. Both advise the Board of Directors on the performance of its duties in management and control of risks, capital, internal controls and compliance.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website at bradescori.com.br.

Capital Management

We have a department responsible for Capital Management, subordinated to the Controllership Department, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this Governance comprises Commissions, Executive Committees and Non-Statutory Committees who assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives that we have defined.

With the implementation of the Capital Management structure, an internal assessment system was established for capital adequacy (ICAAP), containing the capital plan, which is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital and liquidity to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market share and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimal period of three years and are constantly monitored and controlled by the Capital Management area.

We have a recovery plan that contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency and the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report and Recovery Plan (4,502/16), available on the Investor Relations website at bradescori.com.br.

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 321/15, amended by CNSP Resolutions No. 360/17, and No. 368/18, sets out that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 209/09, amended by Normative Resolution No. 373/15, establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Solvency Margin (SM).

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in August 2019 amounted to R$11.8 billion.

Basel Ratio

The table below shows the historical composition of the Reference Equity, of the Risk Weighted Assets and of the Basel Ratio.

	Basel III Prudential Conglomerate							
R$ million	**Sept19**	**June19**	**Mar19**	**Dec18**	**Sept18**	**June18**	**Mar18**	**Dec17**
Calculation Basis								
Regulatory Capital	134,334	130,808	123,412	117,940	110,141	97,785	100,170	104,673
Tier I	108,818	105,448	98,370	90,322	80,344	74,794	78,206	80,085
Common Equity	99,031	95,843	88,944	81,090	75,036	69,589	73,101	75,080
Shareholders' Equity	138,313	133,636	126,674	121,121	115,670	113,039	113,776	110,457
Non-controlling/Other	230	163	152	170	108	108	186	69
Phase-in arrangements provided for Resolution No 4,192/13	(39,512)	(37,956)	(37,883)	(40,200)	(40,742)	(43,558)	(40,861)	(35,446)
Additional Capital [(1)]	9,787	9,605	9,427	9,232	5,308	5,205	5,105	5,005
Tier II	25,516	25,359	25,042	27,618	29,797	22,991	21,964	24,588
Subordinated Debt (according to Resolution No. 4,192/13)	22,280	22,363	21,988	22,417	23,212	16,594	16,313	16,947
Subordinated Debt (before Resolution No 4,192/13)	3,236	2,996	3,054	5,201	6,585	6,397	5,651	7,641
Risk-Weighted Assets (RWA)	**740,183**	**701,776**	**682,635**	**661,616**	**656,301**	**657,922**	**631,159**	**611,442**
Credit Risk	659,401	632,615	612,394	598,058	590,790	588,341	567,007	554,929
Operational Risk	64,572	57,494	57,494	53,151	53,151	53,510	53,510	47,605
Market Risk	16,210	11,668	12,747	10,407	12,360	16,071	10,642	8,908
Total Ratio	**18.1%**	**18.6%**	**18.1%**	**17.8%**	**16.8%**	**14.9%**	**15.9%[(2)]**	**17.1%**
Tier I Capital	14.7%	15.0%	14.4%	13.7%	12.2%	11.4%	12.4%	13.1%
Common Equity	13.4%	13.7%	13.0%	12.3%	11.4%	10.6%	11.6%	12.3%
Additional Capital	1.3%	1.4%	1.4%	1.4%	0.8%	0.8%	0.8%	0.8%
Tier II Capital	3.4%	3.6%	3.7%	4.2%	4.5%	3.5%	3.5%	4.0%
Subordinated Debt (according to Resolution No. 4,192/13)	3.0%	3.2%	3.2%	3.4%	3.5%	2.5%	2.6%	2.8%
Subordinated Debt (before Resolution No 4,192/13)	0.4%	0.4%	0.4%	0.8%	1.0%	1.0%	0.9%	1.2%

(1) It includes subordinated perpetual debts issued in the 4Q18, in the amount of R$4.2 billion, that were approved and authorized by Central Bank; and
(2) Reduction related to the change in the schedule for applying deductions on the prudential adjustments that is now 100% in 2018 (80% in 2017).

Corporate Governance

Our Management comprises the Board of Directors, which is composed of eight directors and its Board of Executive Officers, with no fulfillment of the posts of Chairman of the Board of Directors and Chief Executive Officer, according to statutory provision.

Seven Committees advise the Board, which are statutory: (i) Audit; and (ii) Remuneration; and non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Integrated Risk Management and Capital Allocation – COGIRAC; (vi) Sustainability and Diversity; and (vii) Succession and Nomination. Various executive committees assist the activities of the Board of Executive Officers, all regulated by their own set of bylaws.

The Fiscal Council, a permanent supervisory body, comprises five effective members and their respective alternates. The preferred shareholders and non-controlling shareholders, holders of common shares are responsible for choosing two effective members and their respective alternates. Besides the Fiscal Council and the Audit Committee, we are submitted to Internal Audit which reports to the Board of Directors.

In 2001, we adhered voluntarily to Tier 1 of Corporate Governance of B3 and, in 2011, to the Code of Self-Regulation and Good Practices for Publicly-Held Companies – ABRASCA. Further information is available on Bradesco's Investor Relations website (bradescori.com.br – Corporate Governance Section).

Compliance, Ethics and Integrity

The Compliance, Ethics and Integrity Programs include our managers, employees, suppliers, business partners and correspondents in Brazil, subsidiaries and companies that are part of our Organization in their daily interactions and decisions, eliciting our standards of conduct and ethics principles.

These principles are supported by codes, policies, standards, procedures, training programs for professionals and controls, and seek to promptly detect any actions considered as violations of the Code of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

These control mechanisms are objects of evaluation and improvement in accordance with current and applicable laws and regulations, as well as with the best market practices and are supported by Committees subordinated to the Board of Directors, such as Integrity and Ethical Conduct, and Integrated Risk Management and Capital Allocation.

Investor Relations area – IR

The operation of the Investor Relations team is guided by the commitment with transparency, democratization of information and the constant pursuit of the best practices, transmitting information, prospects and strategies in a more qualified manner. Such disclosure allows the evaluation of our shares at a fair market value, and assertiveness in investor decision making. In addition, it is part of the IR team's duties to maintaining the bank's top management informed about the vision of the market in relation to our performance.

Among the materials disclosed to the Market, the area is responsible for the development of the Integrated Report, a document detailing environmental, social and governance aspects of the Organization, integrated with the vision of financial results. The publication also presents indicators related to the topic, including those of the Global Reporting Initiative (GRI), the aspects proposed by the International Integrated Reporting Council (IIRC) and the correlation with the Objectives for Sustainable Development (OSD).

Ongoing efforts in the transmission of consistent and assertive information to our stakeholders enabled us to conquer the first place in the ranking of "Best Investor Relations Team" and "Best Investor Relations Professional" by the Institutional Investor magazine, in the Financial/Banks category of Latin America 2019.

In the third quarter of 2019, 66 events were promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting about 525 investors.

In the period, Bradesco APIMEC Meeting was held in the city of Rio de Janeiro, where our main figures, strategies and perspectives were presented. The meeting was carried out at the new headquarters of Bradesco Seguros, comprising an audience of 128 participants.

Social Actions

Fundação Bradesco

With a broad social and educational program in place for 62 years, Fundação Bradesco operates 40 schools across Brazil. In 2019, a budget preview of R$652.203 million will benefit an estimated number of 92,468 students in their Schools, in Basic Education (from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level), Education for Young People and Adults and in the Initial and Continuing Training focused on employment and income generation. In addition to a guaranteed free and quality education, the students enrolled in the Basic Education system, numbering over 42 thousand, also will receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), it will benefit more than 670 thousand students through the e-learning portal "Escola Virtual" (Virtual School). These students will conclude at least one of the various courses offered in the program and another 12,065 students that will be benefited from projects and initiatives carried out in partnership with the Educa+Ação, and from courses and educational and information technology lectures.

Sustainability

We seek to include sustainability in our business and operations with the aim of increasing our capacity to thrive in the long term in a competitive and dynamic business environment. The perception that we are moving towards a transition to a new economy, more aligned with the developmental challenges that we face, leads us to incorporate social and environmental aspects in the management of risks and opportunities, in order to ensure positive results and the generation of shared value.

Our commitment to sustainability is also reinforced in the establishment of dialogs with various stakeholders, through adherence to incorporate initiatives and voluntary commitments, such as: UNEP FI (United Nations Environment Programme Finance Initiative), Global Compact Initiatives, Goals of Sustainable Development (ODS), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Businesses for the Climate (EPC), Women's Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), among others.

The main decisions and monitoring of the sustainability strategy are conducted by the Sustainability and Diversity Committee which meets quarterly and counts on members of the Board of Directors and of the Board of Executive Officers, including the Chief Executive Officer. The Committee's decisions are advised by the Sustainability Committee, an executive body composed by officers and managers from several areas, that guarantee the integrated application of the thematic to the businesses and operations, help on the execution of plans and do the project monitoring.

Our performance is recognized in the assessments of the main indexes and ratings of sustainability, such as: Dow Jones Sustainability Indices (DJSI) in the World and Emerging Markets portfolios, of the New York Stock Exchange, the Corporate Sustainability Index (ISE) and the Carbon Efficient Index (ICO2), both of B3.

Bradesco is part of the Dow Jones Sustainability Index

We were selected, once again, to be a part of the Dow Jones Sustainability Indices (DJSI) of the New York Stock Exchange, in the World and Emerging Markets portfolios. This year, more than 2,000 companies on a global scale participated in the assessment process. In the financial sector, 175 banks were assessed and we are among the 25 selected to compose the global ranking. On integrating the index for the 14th consecutive year, we strengthen our commitment with sustainable development, in order to guarantee positive results and add long-term value to clients, employees, investors and to society.

Principles for Banking Responsibility with UNEP FI

We became a signatory of the Principles for Banking Responsibility (PRB) of the United Nations (UN). A guide for the banking sector to respond, boost and benefit from an economy that is focused on sustainable development. In addition to being one of the first signatories, we were the only Brazilian Bank in the group of 30 financial institutions that since March 2018 have dedicated themselves to the construction of this project in alliance with the United Nations Environment Programme Finance Initiative – UNEP FI. More than a commitment with sustainability, this initiative strengthens the essence of our mission: contribute towards the growth of people, of companies and of sustainable development.

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Independent Auditor's Report

Limited Assurance Report about Consolidated Supplementary Accounting Information included within the Economic and Financial Analysis Report

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the consolidated supplementary accounting information of Banco Bradesco S.A. as of September 30, 2019 and for the nine month period then ended, in the form of a limited assurance conclusion if, based on our engagement performed, described in this report, nothing has come to our attention that causes us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not become aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

The procedures selected were based on our understanding of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Limited Assurance Report about Consolidated Supplementary Accounting Information included within the Economic and Financial Analysis Report

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the supplementary accounting information included within the Economic and Financial Analysis Report.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report, as of September 30, 2019 and for the nine month period then ended has been prepared by the Management of Bradesco, based on the information contained in the September 30, 2019 intermediate consolidated financial statements and the accounting information adjusted to the criteria described in Note 4 of such intermediate consolidated financial statements, in order to facilitate additional analysis, without, however, being part of the intermediate consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not become aware of any fact that lead us to believe that the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, in accordance with the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

Osasco, October 30, 2019

KPMG

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

André Dala Pola
Accountant CRC 1SP214007/O-2

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Consolidated Financial Statements

3rd Quarter 2019

bradesco

Management Report

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the period ended on September 30, 2019, drawn in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

1. Economic Commentary

The recovery of the domestic economic activity remained at a moderate pace in the third quarter. However, the approval of the Pension Reform has contributed to reduce medium and long-term fiscal risks, with positive impacts on the expectations of agents, prices of domestic assets and resumption of the economy in the following quarters. The scenario characterized by low inflation, fiscal consolidation, credibility of the economic policy and high global liquidity tends to take the Country to actual historically-reduced interest rate levels. The continuity of a reformist agenda should favor the maintenance of low-level interest rates.

In this period, the global scenario has proved to be quite challenging. In the context of worsening of the prospects for economic growth, the monetary policy in the main countries has become even more expansionary, pointing to an unusual scenario of negative interest rates in several regions. On the other hand, this scenario tends to be favorable to the emerging countries, especially those that present the best economic and institutional fundamentals.

2. Highlights

Among the events that have marked the quarter in the Organization, we highlight the following:

- For the 14th time, Bradesco was selected to integrate the Dow Jones Sustainability Indices – DJSI, of the New York Stock Exchange. In 2019, the Bank composes the Global and Emerging Markets portfolios;
- In the Special Shareholders' Meeting, held on August 30, 2019, the proposal of merger, by Bradesco, of Banco Bradesco Cartões S.A., a wholly-owned subsidiary of the Company, was approved. The operation was aimed at corporate restructuring with the aim of obtaining greater synergy and operational efficiency, consolidating the business strategy to operate the portfolio of cards/account holders in a single legal entity and simplifying the communication with account holders and with the market; and
- On September 22, 2019, Bradesco became a signatory of the Principles for Responsible Banking (PRB) of the United Nations (UN). In addition, we were the only Brazilian institution in the group of 30 banks that have dedicated themselves to the construction of this project in alliance with the United Nations Environment Programme Finance Initiative (UNEP FI). The PRB seeks to accelerate the contribution of the sector for the Sustainable Development Goals (SDG) and for the Paris Climate Agreement.

3. Results for the Period

In the period from January 1 to September 30, 2019 we had a book net income of R$17.7 billion, equivalent to R$2.20 per share, and with an annualized return on average equity of 18.8%. The annualized return on average total assets was 1.8%.

To the shareholders, in terms of Interest on Shareholders' Equity and Dividends, we allocated R$6.2 billion, in gross values, wherein R$2.7 billion was paid monthly and intermediate and R$3.5 billion provisioned. In addition, at the meeting held on October 17, 2019, the Board of Directors approved the payment, on October 23, 2019, of extraordinary dividends to existing profit reserve account, in the amount of R$8.0 billion, of which R$0.948654134 per common share and R$1.043519547 per preferred share.

Management Report

In the nine months of the year, the taxes and contributions including pensions, paid or provisioned, stood at R$21.6 billion, of which R$9.6 billion is related to taxes withheld and collected from third parties, and R$12.0 billion calculated based on the activities developed by the Bradesco Organization, corresponding to 67.7% of the book net income.

4. Capital and Reserves

At the end of the period, we highlight:

R$75.1 billion totaled the paid-up Share Capital;

R$57.2 billion totaled the Equity Reserves;

R$138.3 billion was the Shareholders' Equity with a growth of 19.6% in comparison to the same period of the previous year, representing 10.2% of Total Assets, that amounted to R$1.4 trillion; and

R$261.7 billion in market capitalization, reached on September 30, 2019, which is equivalent to 1.9 times the Shareholders' Equity, having a growth of 43.7% in comparison with the same period of the previous year. The calculation was based on the listing of our shares on stock exchanges and also reflects the relevancy of the intangible access of the Organization perceived by investors and remaining stakeholders.

The Basel Ratio reached 18.1%, which is therefore higher than the minimum of 11.5% regulated by Resolution No. 4,193/13, of the National Monetary Council, according to the Basel Committee. Regarding the Reference Equity, the fixed asset ratio reached 33.7% in the period, falling under the maximum limit of 50.0% stipulated by the Central Bank of Brazil.

Management Report

Summary of financial information:

R$ million	Sept19
Statement of Financial Position - Selected Data	
Securities	**599,950**
Available-for-Sale	241,282
Trading	262,470
Held-to-maturity [1]	96,198
Expanded Loans Portfolio [2]	**578,317**
Total Assets under Management	**2,207,247**
Assets under Management	1,211,770
Funds Raised	995,477
Total Deposits	**337,742**
Time Deposits	193,938
Savings Deposits	109,080
Demand Deposits	34,385
Interbank Deposits	339
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	**269,675**
Subordinated Debt	**52,727**
Brazil	41,397
Overseas	11,330
Funds from Issuance of Securities	**163,128**
Brazil	159,253
Overseas	3,875
Tax Payments and Collection and Related Charges	**4,317**
Working Capital	**109,482**
Borrowings and Onlendings	**52,952**
Brazil	22,725
Overseas	30,227
Exchange Portfolio	**33,495**
Securities sold under agreements to repurchase	**188,252**
Loan Portfolio Quality (Bacen) - %	
Delinquency Ratio (> 90 days [3] / Loan Portfolio) - %	3.6

(1) As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, we declare that is has the financial capacity and the intention of holding to maturity the securities classified under "held to maturity securities";

(2) Besides the Loan portfolio – Brazilian Central Bank (Bacen) concept includes sureties, guarantees, credit letters, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit; and

(3) Overdue loans.

5. Loan Operations

Our portfolios are continuously monitored, whilst we keep the Bank' credit policy up to date and in line with the current economic situation. The capillarity we have allows us to perform operations directly or in strategic partnerships with various business chains. We diversified and expanded supply in various channels of distribution, especially in the digital means, offering convenience to the clients and increasing business opportunities.

Some of the highlighted lines:

Consumer Financing: includes a representative portion of the loan operations intended to individuals, through personal loans, payroll-deductible loans, vehicle financing and credit card. Lines that encourage consumption and consequently stimulate increased economic activity;

For companies: working capital items, advances on receivables and financing of goods focused on small and midsized companies enable the growth of the economic activity and the creation of jobs;

Bradesco Corporate: leader in assets in Brazilian Market for large and midsized companies, with complete solutions for different needs and corporate sectors;

Agribusiness: we are featured among the largest agribusiness financiers, offering solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

Real Estate Financing: one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and

Onlendings: leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings.

Below is the balance of the main portfolios:

R$578.3 billion on loan operations, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligations in Real Estate Receivable Certificates and Rural Credit;

R$36.1 billion was the consolidated balance of the allowance for loan losses, considering an additional provision of R$6.9 billion, calculated based on the models of provisioning and statistical models that capture historical, current and prospective data;

R$151.2 billion in operations intended to consumer financing; which includes the amount of R$60.3 billion in Payroll-Deductible Loans with 9.0 million active contracts at the end of the period;

R$62.8 billion was the balance in the Real Estate Financing portfolio, whereby R$42.9 billion was intended for individuals and R$19.9 billion for the companies, totaling 213,701 units financed;

R$19.7 billion in applications on agribusiness; and

R$22.8 billion amounted to the balance of onlending portfolios, with 205,328 agreements.

6. Main Products and Services

Insurance

Through Grupo Bradesco Seguros, leader in the Brazilian and Latin America market, we operate in the services offer that include solutions in Life, Health, Dental, Home, Auto Insurance, Property & Casualty and Private Pension Plans and Capitalization Bonds. Its modern structure, which is composed of digital channels, active brokers network, Bradesco Bank Branches and service centers, enables us to work with a broad product portfolio. On September 30, 2019, we recorded:

R$5.5 billion in Net Income;

R$36.7 billion in Shareholders' Equity; and

R$56.6 billion in net written premiums, pension plans contributions and capitalization bond income.

Cards

We offer the most complete means of payment solutions line of the Country working with the main cards, like Elo, Elo Diners, Visa, Mastercard and American Express, in addition to Private Label in partnership with important companies. Our business unit abroad, the Bradescard México, keeps highlighted a partnership with the store network C&A, among other relevant to the local market.

We are also well positioned in relation to payment solutions, with relevant market participations such as Cielo and, through Elopar, in the companies Elo Serviços, Alelo – leading company in the food voucher sector – Livelo, CBSS (Digio) and Veloe – a road mobility and toll collection company.

R$151.0 billion in Credit Card transactions in the period.

R$5.5 billion in Fee and commission income.

Management Report

Consortiums

Through an integrated platform for the marketing of solutions in synergy with the Network Bank Branches and a digital platform, we offer a complete product portfolio, ensuring our leadership on the Auto, Truck and Real Estate sectors.

R$17.5 billion in revenue in the nine months of 2019, totaling R$79.9 billion accrued up to September 2019.

406,842 new quotas sold in the nine months of 2019, totaling 1,600,856 active quotas accrued up to September 2019.

Investment Bank

Through Banco Bradesco BBI, which operates as the Investment Bank of the Organization, we advised clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, structured corporate finance operations and projects under the modality of Project Finance.

In the Global Markets area, responsible by the securities and for the institutional client relationship, we have a highly qualified team and research team covering varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

R$153.1 billion was the amount recorded for 136 investment banking transactions.

Asset Management

We provide differentiated and adequate investment solutions for all the customers' profiles that we serve through BRAM – Bradesco Asset Management, one of the market leaders in both volume under management and innovation, to guarantee excellence in service quality. We act in multiple customer segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and Abroad, and various Family Offices. We also provide the ETF - Exchange Traded Fund BOVB11, whose benchmark is Ibovespa, the main index of the Brazilian stock exchange.

R$647.2 billion in investment funds and managed portfolios under its management accrued up to September 2019.

Capital Market Solutions

Through specialized professionals and a modern infrastructure, we offer to the Capital Market diversified solutions and services, with emphasis on the Fiduciary Management of investment funds, Qualified Custody of Securities, Bookkeeping of Securities and Depositary (Escrow Account). Among the services provided, we highlight our representativity in the provision of Qualified Custody services (Global) with:

R$1.8 trillion in assets under client custody; and

R$2.6 trillion in assets under controllership.

Complete Investment Platform

With our Complete Investment Platform, we meet the needs of investors clients, according to their life stages, equity and profile. Our aim is to generate value to the public through the complete offer of products and solutions investments, in different service channels, based on three pillars: broad portfolio of products, investment portfolios and specialized consultancy.

Management Report

The service is carried out by the Branch Network Managers and a specialist team providing advice on the demands of banking products, investment funds, Capital Market products, Broker and Private Pension. The clients also count with suggested portfolios, established monthly combining a diversity of financial products based on the domestic and international market perspectives. For purposes of convenience, it is possible to invest by Internet Banking, mobile app, telephone, chat, among others.

Ágora Investimentos and Bradesco Corretora, both with a prominent position in the market, are ready to advise investor clients on operations of the domestic and foreign capital markets, fixed income, equity (shares and derivatives), investment funds, Structured Operations Certificate (COE), future markets and public offering (fixed income and shares) issued by the Bank and by third parties. They also offer wide analysis coverage to companies and sectors, in partnership with BBI.

The Organization, along with Bradesco Securities units, operates in the North American, European and Chinese markets, mediating shares, ADRs as well as the shares listed on the local stock exchanges, operating in the distribution of public and private securities for investors.

International Area

We operate in the foreign exchange market, export, import, financial transfers and trade finance.

We are present in the main regions of Brazil through 12 specialized operational units and 18 service points located in the Corporate segment.

Abroad, we count on 3 Branches, 9 Subsidiaries and 1 Representative Office, in addition to an extensive corresponding bank network.

Our wide structure enables an outstanding position in the market, as we can see below:

US$14.6 billion in Export Financing Portfolio;

US$2.0 billion in Import Financing Portfolio;

US$33.4 billion in Export Purchases, with market share of 22.8%;

US$30.9 billion in Import contracted, with market share of 24.1%;

US$65.9 billion in Financial Transactions, with market share of 7.7%; and

US$4.9 billion in public and private placements, of medium and long-term, in the international market.

Overseas Network

Branches	
New York	Banco Bradeso
Grand Cayman	
London	Banco Bradesco Europa
Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
	Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Representative Office	
Miami	Banco Bradesco

Management Report

7. Service Structure

We work to meet the needs and preferences of clients, identifying their moment in life, understanding their plans and goals, and taking part in their achievements. Thus, we are present in all regions of the country and in some locations Abroad to reach as many people as possible, thus fulfilling one of our goals is to democratize the access to the banking products and services, favoring the financial inclusion process, the banking process, social mobility and entrepreneurship.

We do not make distinctions, we supply every client with the same level of excellence, we are aware of the purposes of each profile and we have improved continuously in the way we provide services, with the scale and diversification as differentials of our acting model. These values are extended to non-account holders, recognizing the importance of this target audience and their potential to expand the business. To ensure the client's trajectory, we have segmented the structure, for both Individuals and Companies, offering flexibility and convenience in all areas in which we operate.

Our base was composed of 71.6 million clients at the end of the period.

Client Segmentation
Corporations
Bradesco Large Corporate - Large companies, with annual revenues of more than R$4 billion.
Bradesco Corporate - Large companies, with annual revenues between R$500 million and R$4 billion.
Bradesco Corporate One - Companies with annual revenue between R$30 million and R$500 million (Corporate Branches) and as from R$15 million (Corporate Spaces).
Bradesco Varejo (Companies and Businesses) - Companies with annual revenues of up to R$30 million.
Institutional - Asset Management, Pension Funds and Securities Brokers.
Individuals
Bradesco Private Bank - Clients with availability for investments from R$5 million.
Bradesco Prime - Clients with monthly income from R$10 thousand or availability of investment from R$100 thousand.
Varejo Exclusive - Clients with a monthly income between R$4 thousand and R$9,999.99, or availability of investment from R$40 thousand.
Varejo Classic - Clients with a monthly income of up to R$ 3,999.99.
Non-account Holders
Non-account holders - Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

Customer Service Points

Our Service Structure, at the end of this quarter, was composed of 79,206 points, distributed according to the following:

	Sept19
Structural Information - Units	
Customer Service Points	**79,206**
- Branches	4,567
- PAs	3,899
- PAEs	884
- Banco24Horas Network	14,028
- Bradesco Expresso (Correspondent Banks)	39,355
- Bradesco Financiamentos (Correspondent Banks)	16,402
Payroll-deductible loans	15,632
Vehicle Financing	770
- Losango	58
- Branches / Subsidiaries / Representative Office Abroad	13
ATMs	**57,503**
- Onsite Network - Bradesco	34,279
- Banco24Horas Network	23,224

Management Report

Accessibility

The democratization of the access is our mission. To achieve that, we started offering accessibility solutions in 1998, being pioneers in several products and services that guarantee more autonomy and independence to the clients with hearing, physical, visual and intellectual impairments. Among them, we highlight: Mouse Virtual, Virtual Vision, Tutoring in Brazilian Sign Language (Libras), Braille Kit, Enlarged Font, Bank's WebLibras Home Page and we innovate by providing withdrawal in Libras assisted by the Iris – Digital Brazilian Sign Language Interpreter of Bradesco.

Digital Channels

We are a Bank that, in addition to offering wide and modern physical structure, we aim at the convenience, practicality and security for clients, offering various products and services in any place and time through Digital Channels – Internet Banking, mobile app, ATM, *Fone Fácil* and Social Networks –, which accounted for 96% of all transactions carried out in Bradesco, highlighting mobile services.

Digital Platforms

Following the concept of being a Bank that assists all kinds of publics, we are aware of different profiles. Thus, we currently have 8 large Digital Platforms, which serve clients of the Exclusive and Prime segments, invited or that have requested migration because of their mainly digital profile. We also count on the Digital Branch Bradesco Private Bank, which serves clients in all regions of Brazil, centralizing the relationship of the banking and investment account.

Next

Next, a 100% digital bank, emerged with the purpose of complementing the strategy and solutions offered by the Bradesco Organization, focused on the new audience – the hyper-connected – and market. Based on the concepts of User Experience, Intelligent Journeys and Algorithms, it seeks to offer clients the best experiences in the use of the digital financial platform and bring convenience in the daily journeys and in the achievement of objectives. At the end of the period, it reached 1.4 million accounts and processed 105 million transactions. In its portfolio of offers, we highlight: Free unlimited DOC/TED (wire transfer/electronic check), 4 new Investment Funds, Bank Deposit Certificates (*certificado de depósito bancário* or "CDB") and the modality of an Installment Loan.

8. Technology and Innovation

Technology is everywhere and we are always thinking and acting in this context. Learning to adapt is a differential in the face of a world in continuous transformation and we are in the new age without losing our essence.

We have the client at the center of all we do, and it is what drives us, we focus on their journeys, we adapt the way we do business and incorporate faster methodologies to understand our clients and ensure they receive a better, more individualized experience. We enhance our already consolidated resources, but always aware of the changes in the market, conducting research and tests with the most advanced technologies in order to be and offer an increasingly practical, efficient and secure Bank.

Some of the highlights that are part of the innovative process:

BIA – Bradesco Artificial Intelligence: through interactive chat, voice or text messages, BIA answers questions of clients and employees about products and services, and also check the balance, recent transactions and financial indices. In August, the transfer on the App for Individuals was enabled, the first financial service by BIA. Since the implantation until September 2019, 198 million interactions were made;

Management Report

Digital portfolios: we supply the most complete solution for mobile payments, offering the use of Apple Pay, Samsung Pay, Google Pay and QR Code;

Biometrics: identification via the palm of the hand for ATMs and, in a pioneering way, by one's voice via *Fone Fácil*. In the pilot phase, we are testing facial recognition;

Capillarity: 34,279 thousand modern ATM available, 4,220 thousand with instant deposit and recycling of bank notes in addition to the other 155 that offer selling of US dollar and euro; and

inovabra: innovation platform that promote internal and external entrepreneurship through connections and partnerships based on the collaboration between the Bank and businesses, startups, mentors and investors. It is divided into 8 fronts: startups, habitat, hub, ventures, international, lab, centers and artificial intelligence.

9. Human Resources

The Bradesco Organization recognizes in people one of the most important pillars that supports us and that they are the reason for our success. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide to them and to the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, in the sharing of knowledge and appreciation of the human being, without any kind of discrimination.

Thus, by means of career growth opportunities, challenges and constant recognitions, training and development, compensation and differentiated benefits, valuing diversity and balance between work and family life, we maintain our teams motivated and in constant harmony with the market, with people able and willing to offer all our target audiences a highly qualified service.

In this way, we highlight the programs and learning solutions developed and available through Unibrad – *Universidade Corporativa Bradesco* (Bradesco Corporate University), with 867,404 participants registered so far, 155,726 were classroom students and 711,678 were distance learning students. In this period, R$151 million was invested in corporate education actions.

The Organization has a health and well-being culture based on prevention and promotion of healthy habits and behaviors, based on balance (emotional health), self-care (body health) and movement (physical activity). This awareness is evidenced by more than 17 thousand participations in the various actions related to quality of life, health and well-being, with emphasis on our *VIVA BEM* (LIVE WELL) program.

On September 2, 2019, we launched the Voluntary Severance Program (PDV), which employees of the Bradesco Organization, which meet the requirements set out in the regulation of the Program, can join the plan voluntarily until October 31, 2019. The PDV 2019 aims to contemplate those employees who have contributed significantly to the Organization throughout their careers with a set of benefits to assist them in their new career moves outside the Organization, optimize and make the structure of our team flexible in the best market standards and achieve improvement in our indicators of productivity, preserving the commitment with the foundations of the internal career and maximizing value creation for our shareholders.

10. Sustainability at the Bradesco Organization

Sustainability is present in the way we conduct our business and also in our commitment to foster the development of the country. We seek continuous growth, respecting the public with which we interact, the communities where we are present and the environment.

The perception that we are moving towards a transition to a new economy, with opportunities and developmental challenges, leads us to increasingly incorporate social and environmental aspects in the corporate management, in order to ensure sustainability and the long-term success of the Organization.

Management Report

To contribute with the global agenda and promote sustainable business, we support voluntary commitments and participate in many environmental initiatives. We highlight some projects and recognitions:

- **Task force on Climate-related Financial Disclosures (TCFD) –** in 2019, Bradesco participates in two initiatives of the sector with a focus on the development of methodologies and tools for management of climate risks for the banking industry, in line with the recommendations of the TCFD. In the international scope, we are part of the second pilot project of UNEP FI, with 32 banks in different countries and, in Brazil, we compose the work group of Febraban related to the theme;
- **Corporate Sustainability Index (ISE)** – in 2018, we were selected, for the 14th consecutive year, to compose the Corporate Sustainability Index (ISE) of B3 – Brasil, Bolsa, Balcão; and
- **Other Indexes and Ratings –** We also integrated Vigeo Eires – Emerging Market Performers Ranking, FTSE4Good, MSCI Emerging Markets Index, Bloomberg Gender-Equality Index and Sustainalytics ESG Ratings.

11. Corporate Governance

In 1944, the Bank's Rules of Procedure were established, from which the Bradesco Organization's Code of Ethical Conduct originated in 2003.

Among the practices adopted by the Company, we highlight the listing at Tier I of Corporate Governance of the B3 – Brazil, Bolsa, Balcão, since 2001, and since 2011, adhering to the Code of Self-regulation and Good Practices of Publicly-Held Companies of Abrasca.

The Bank's Management is composed of the Board of Directors and the Statutory Board of Executive Officers, whereby the Board of Directors is composed of eight members, elected by the Annual Shareholders' Meeting, with re-election allowed. The Board of Directors is advised by seven committees: a) statutory: (i) Audit; and (ii) Remuneration; and (b) non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Integrated Risk Management and Capital Allocation; (vi) Sustainability and Diversity; and (vii) Succession and Nomination. Several executive committees assist the Board of Executive Officers' activities, all of which are normatized by their own regulations. In the role of Supervisory Body, we have the Fiscal Council, which has been operating continuously since 2015, and is currently composed of five effective members and their respective alternates.

12. Integrated Risk Control

In face of the increasing complexity of financial products and services and the globalization of our business, the risk management is preponderant in the strategy of the Organization. We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. A culture that is disseminated to all employees at all levels and is aligned with the guidelines that are established by the Board of Directors and by the structure of the Committees that define the global objectives, expressed in targets and limits for the risk management business units.

The adoption of mechanisms and the implementation of actions to anticipate and minimize any adverse impacts, if they occur, are vital. With our large-scale operations, we are exposed to several risks, which may arise from several factors, which are mitigated by means of consistent processes of Internal Controls, prevention of money laundering, information security, independent validation of models, as well as a sound governance structure that involves the Integrated Risk Management and Capital Allocation Committee.

Cyber attacks are dealt with at the highest strategic level, and issues of information security and cyber security are considered critical issues. Thus, we have a set of controls, procedures, processes, structures, policies, standards and IT solutions that meet the principles of protection relating to confidentiality, availability and integrity of information. We also consider issues related to global growth, geopolitical issues and the

Management Report

Brazilian fiscal and economic situation, climate change, the entry of fintechs and trade tensions as some examples of emerging risks.

Among the main risks, we highlight: credit, counterparty credit, market, operational, subscription, liquidity, concentration, socio-environmental, strategy, reputation, model, contagion, corporate conduct, conformity or compliance.

Independent validation of models

Our models are developed based on economic, financial, statistical and mathematical theories and the expertise by specialists, whose purpose is to support and facilitate the structuring of issues, standardization and speed to decisions, and manage risks and capital.

To identify, mitigate and control the risks inherent to the internal models, there is the process of independent validation which evaluates all aspects thoroughly, challenging the methodology, the assumptions adopted, the data used, and the use of models, as well as the robustness of the environment in which they are deployed, reporting their results to the managers, internal audit and to the Committees.

13. Compliance and Ethics

The Compliance and Integrity Programs engage our managers, employees, suppliers, service providers, subsidiaries and member companies and manage the daily interactions and decisions in the Bradesco Organization, eliciting the high standards of conduct and ethics principles that we have.

These principles are supported by policies, standards, procedures, training programs for professionals and controls. They seek to promptly detect any actions considered as violations of the Codes of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions. This control mechanisms system is constantly evaluated and improved, in accordance with current laws and regulations, as well as with the best market practices and are supported by Committees associated with the Board of Directors.

14. Internal Audit

The Internal Audit performs an independent evaluation of the processes, mitigating the risks and ensuring the effectiveness of the processes to the internal controls in compliance with the policies, guidelines, standards, internal and external regulations. The methodology and execution of works from the area is certified by the Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of the Institute of Internal Auditors (IIA). In July 2019, we received the IIA's Quality Assessment recertification, keeping the Organization on the list of 19 certified companies in Brazil.

15. Independent Audit

In compliance with CVM Rule No. 381/03, in the quarter, Bradesco Organization neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were the assurance and previously-agreed procedures reports. The contracted amount totaled, approximately, R$1.8 million, which represents around 5.4% of the total audit fees for the 2019 financial statements of the Bradesco Organization. The Bank's policy is in line with the principles of preserving the auditors' independence, which is based on generally accepted international criteria, i.e.: the auditors should not audit their own work, perform management functions for their clients or promote their client's interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

Management Report

16. Social Investments

Among several socioenvironmental initiatives we carried out, we highlight **Fundação Bradesco**, which is the main social activity of the Organization and the largest private social and educational program in Brazil. With 40 schools, installed primarily in areas of severe socioeconomic deprivation, in all of the Brazilian States and in the Federal District, which provide formal education of quality, free-of-charge to children, young people and adults, investing in education and health care, creating a positive influence in the regions in which it operates. The students of Basic Education receive, without cost, uniforms, school materials, food and medical and dental care.

This year's budget is predicted to be R$652.2 million, whereby R$582.9 million is destined to cover Expenses of such Activities and R$69.3 million to constitute investments in infrastructure and educational technology, that allows the institution to offer quality education to:

a) 92,468 students in Basic Education – from Kindergarten to Secondary Education and Technical Education at Secondary Level –, Education of Young People and Adults and Initial and Continuing Education focused on the creation of jobs and income;

b) 670 thousand students who must complete at least one of the courses offered in their program in the EaD – Distance Learning modality, by means of their e-learning portal "*Escol@ Virtual*" (Virtual School); and

c) 12,065 thousand beneficiaries in projects and actions in partnerships, such as the *Programa Educa+Ação* (Educate+Action Program), and in educational courses and lectures and in information technology.

We also emphasize the **Bradesco Sports and Education Program**, a project that encourages sport as an activity to support the development of children and young people through the teaching of female volleyball and basketball. It promotes health and the enhancement of talents in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development, all in Osasco, SP. Approximately 1.5 thousand girls from 8 years old are trained annually.

17. Recognitions

In the third quarter, the Bradesco Organization received important recognitions, with the following highlights:

- Bradesco is the Best Cash Management Bank in Brazil, in the 2019 survey of Euromoney magazine, ranking first in the Market Leader and Best Service categories;
- In the *Empresas Mais* Award, published by the newspaper *O Estado de S. Paulo*, Bradesco won in the Banks category. The recognition, in partnership with *Fundação Instituto de Administração* – FIA and Austin Ratings, distinguished the companies with the best financial results;
- Elected as the Best PMO of the Americas and of the World 2019, in the PMO Global Awards, promoted by Alliance Global PMO;
- Bradesco is highlighted in the 2019 edition of the Best & Largest Yearbook of *Exame* magazine, in the ranking that lists the 1000 largest companies in the country. The Organization is the first of the 200 Largest Groups and is part of the list of the 50 Largest Banks by Equity. It is also the leading private financial institution in terms of number of checking account holders. The Insurance Group got three prominent positions in the Top 10 Insurance Companies in the country;
- Winner as the Innovative+Company in the use of Technology and in the Banks category of the 100+Innovative Awards in IT 2019, promoted by IT Mídia, in partnership with PricewaterhouseCoopers;

Management Report

- Bradesco was elected as one of the 150 Best Companies to Work For in Brazil, according to a survey conducted by the Great Place to Work consultancy firm;
- With the BIA case – Bradesco Artificial Intelligence, Bradesco was recognized in the 7th *Premio a La Innovación Financiera*, an award promoted by Felaban – *Federacion Lationoamericana de Bancos*;
- Next was elected, for the second consecutive year, the Best Digital Bank of Brazil, in the Best Digital Awards, by the Global Finance magazine; and was also recognized as a National Feature in Business Digital Transformation in the Learning & Performance Brazil Award, promoted by the company MicroPower;
- BRAM conquered the first place in the categories: Largest Insurance Company Management Entity and Largest Corporate Management Entity in the Top Asset 2019 ranking of *Investidor Institucional* magazine; and
- Losango was elected as one of the Best Companies to Work For in Rio de Janeiro, category Large Company, in an award conducted by the Great Place to Work consultancy firm;

18. Acknowledgments

The results presented reaffirm the commitment and the strategies adopted by the Organization to serve everyone, always seeking to exceed expectations, with efficiency and quality in its products, services and solutions. For the achievements and advances made, we thank our shareholders and clients for their support and trust, and we thank our employees and other associates for their commitment and dedicated work.

Cidade de Deus, October 30, 2019.

Board of Directors and Board of Executive Officers

Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Assets	2019	2018
Current	**861,898,183**	**820,960,065**
Cash and due from banks (Note 5)	**16,228,127**	**15,294,120**
Interbank investments (Notes 3d and 6)	**70,135,494**	**110,714,095**
Securities purchased under agreements to resell	64,010,222	101,788,673
Interbank investments	6,125,352	8,932,810
Allowance for losses	(80)	(7,388)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	**394,013,075**	**373,625,738**
Own portfolio	331,662,266	317,456,285
Securities sold under repurchase agreements – Repledge only	33,685,798	23,671,080
Derivative financial instruments (Notes 3f, 7d II and 34a)	6,288,126	10,476,632
Given in guarantee to the Brazilian Central Bank	3,417,411	-
Given in guarantee	18,561,776	20,361,881
Securities sold under repurchase agreements – unrestricted	397,698	1,659,860
Interbank accounts	**86,506,786**	**80,298,508**
Reserve requirement (Note 8):		
- Reserve requirement - Brazilian Central Bank	86,347,167	80,224,846
- SFH - housing finance system	24,098	19,043
Correspondent banks	135,521	54,619
Interdepartmental accounts	**198,105**	**131,855**
Internal transfer of funds	198,105	131,855
Loans (Notes 3g, 9 and 34a)	**148,590,425**	**139,486,363**
Loans:		
- Public sector	183,284	257,223
- Private sector	167,605,959	157,749,937
Loans transferred under an assignment with recourse	818,031	893,682
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(20,016,849)	(19,414,479)
Leases (Notes 2, 3g, 9 and 34a)	**944,668**	**877,855**
Lease receivables:		
- Private sector	1,790,141	1,683,272
Unearned income from leases	(796,660)	(765,310)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(48,813)	(40,107)
Other receivables	**142,006,479**	**97,300,432**
Receivables on sureties and guarantees honored (Note 9a-3)	363,611	138,722
Foreign exchange portfolio (Note 10a)	50,810,536	23,890,500
Receivables	1,547,320	1,280,776
Securities trading	2,781,549	3,220,708
Specific receivables	50,327	34,421
Insurance and reinsurance receivables and reinsurance assets	4,174,287	3,963,227
Sundry (Note 10b)	84,674,924	66,458,135
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(2,396,075)	(1,686,057)
Other assets (Note 11)	**3,275,024**	**3,231,099**
Other assets	3,119,754	2,989,609
Allowance for losses	(1,925,515)	(1,583,525)
Prepaid expenses (Notes 3i and 11b)	2,080,785	1,825,015
Long-term receivables	**462,091,547**	**432,261,568**
Interbank investments (Notes 3d and 6)	**1,215,484**	**1,452,572**
Interbank investments	1,215,484	1,452,572
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	**205,936,752**	**189,508,704**
Own portfolio	97,783,158	92,686,995
Securities sold under repurchase agreements – Repledge only	93,674,589	91,852,129
Derivative financial instruments (Notes 3f, 7d II and 34a)	8,499,551	3,047,300
Privatization rights	35,597	40,470
Given in guarantee	4,754,766	897,753
Securities sold under repurchase agreements – unrestricted	1,189,091	984,057
Interbank accounts	**211,964**	**1,250,225**
Reserve requirement (Note 8):		
- SFH - housing finance system	211,964	1,250,225

Consolidated Statement of Financial Position on September 30 – *In thousands of Reais*

Assets	2019	2018
Loans (Notes 3g, 9 and 34a)	**190,260,249**	**171,616,905**
Loans:		
- Public sector	4,000,000	4,000,000
- Private sector	193,656,927	174,412,742
Loans transferred under an assignment with recourse	5,928,730	7,098,672
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(13,325,408)	(13,894,509)
Leases (Notes 2, 3g, 9 and 34a)	**1,509,833**	**1,036,103**
Lease receivables:		
- Private sector	2,941,566	2,122,519
Unearned income from leases	(1,334,672)	(1,045,060)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(97,061)	(41,356)
Other receivables	**62,612,983**	**66,679,779**
Receivables	48,845	26,052
Securities trading	586,596	515,767
Sundry (Note 10b)	62,087,730	66,209,120
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(110,188)	(71,160)
Other assets (Note 11)	**344,282**	**717,280**
Prepaid expenses (Notes 3i and 11b)	344,282	717,280
Permanent assets	**29,517,240**	**28,806,529**
Investments (Notes 3j, 12 and 34a)	**7,952,567**	**8,134,016**
Equity investment in unconsolidated and jointly controlled companies:		
- In Brazil	7,804,900	7,984,995
Other investments	231,491	392,425
Allowance for losses	(83,824)	(243,404)
Premises and equipment (Notes 3k and 13)	**8,927,931**	**7,442,905**
Premises	3,223,342	3,122,649
Other premises and equipment	15,401,077	13,464,939
Accumulated depreciation	(9,696,488)	(9,144,683)
Intangible assets (Notes 3l and 14)	**12,636,742**	**13,229,608**
Intangible Assets	31,223,962	29,897,451
Accumulated amortization	(18,587,220)	(16,667,843)
Total	**1,353,506,970**	**1,282,028,162**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Liabilities	2019	2018
Current	**856,193,741**	**828,395,354**
Deposits (Notes 3n and 15a)	**206,624,435**	**192,662,011**
Demand deposits	34,385,440	33,487,987
Savings deposits	109,079,929	106,375,341
Interbank deposits	328,523	573,781
Time deposits (Notes 15a and 34a)	62,830,543	52,224,902
Securities sold under agreements to repurchase (Notes 3n and 15b)	**187,294,917**	**217,005,163**
Own portfolio	131,385,844	128,204,786
Third-party portfolio	49,722,238	81,529,704
Unrestricted portfolio	6,186,835	7,270,673
Funds from issuance of securities (Notes 15c and 34a)	**82,142,615**	**69,637,032**
Mortgage and real estate notes, letters of credit and others	80,198,893	68,303,529
Securities issued overseas	1,508,013	899,922
Structured Operations Certificates	435,709	433,581
Interbank accounts	**20,046,834**	**18,347,054**
Unsettled payments and receipts	17,753,417	17,071,912
Correspondent banks	2,293,417	1,275,142
Interdepartmental accounts	**4,639,377**	**5,141,118**
Third-party funds in transit	4,639,377	5,141,118
Borrowing (Notes 16a and 34a)	**28,205,716**	**29,547,672**
Borrowing overseas	28,205,716	29,547,672
On-lending in Brazil - official institutions (Notes 16b and 34a)	**6,687,117**	**7,936,626**
National treasury	75,513	128,528
BNDES	2,293,147	2,474,335
FINAME	4,317,121	5,332,249
Other institutions	1,336	1,514
Derivative financial instruments (Notes 3f, 7d II and 34a)	**6,579,263**	**14,964,206**
Derivative financial instruments	6,579,263	14,964,206
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	**235,311,048**	**222,669,906**
Other liabilities	**78,662,419**	**50,484,566**
Payment of taxes and other contributions	4,317,227	3,892,779
Foreign exchange portfolio (Note 10a)	33,495,211	8,923,158
Social and statutory	3,816,482	3,396,827
Tax and social security (Note 19a)	4,143,537	4,703,711
Securities trading	4,231,143	4,800,133
Financial and development funds	2,457	1,352
Subordinated debts (Notes 18 and 34a)	3,678,177	768,196
Sundry (Note 19b)	24,978,185	23,998,410
Long-term liabilities	**357,955,073**	**336,964,663**
Deposits (Notes 3n and 15a)	**131,117,857**	**126,179,983**
Interbank deposits	10,334	30,505
Time deposits (Notes 15a and 34a)	131,107,523	126,149,478
Securities sold under agreements to repurchase (Notes 3n and 15b)	**957,521**	**952,782**
Own portfolio	957,521	952,782
Funds from issuance of securities (Notes 15c and 34a)	**80,985,712**	**79,289,564**
Mortgage and real estate notes, letters of credit and others	78,132,933	76,748,808
Securities issued overseas	2,366,992	2,399,189
Structured Operations Certificates	485,787	141,567
Borrowing (Notes 16a and 34a)	**2,021,030**	**660,965**
Borrowing overseas	2,021,030	660,965
On-lending in Brazil - official institutions (Notes 16b and 34a)	**16,037,641**	**17,360,622**
BNDES	7,831,883	8,151,172
FINAME	8,205,647	9,209,450
Other institutions	111	-
Derivative financial instruments (Notes 3f, 7d II and 34a)	**9,906,461**	**758,814**
Derivative financial instruments	9,906,461	758,814

Consolidated Statement of Financial Position on September 30 – *In thousands of Reais*

Liabilities	**2019**	**2018**
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	**34,364,060**	**31,983,383**
Other liabilities	**82,564,791**	**79,778,550**
Tax and social security (Note 19a)	8,080,438	3,678,120
Subordinated debts (Notes 18 and 34a)	12,511,563	18,526,722
Eligible Debt Capital Instruments (Notes 18a-3 and 34a)	36,537,312	30,717,063
Sundry (Note 19b)	25,435,478	26,856,645
Deferred income	**359,376**	**385,721**
Deferred income	359,376	385,721
Non-controlling interests in subsidiaries (Note 21)	**685,994**	**612,845**
Shareholders' equity (Note 22)	**138,312,786**	**115,669,579**
Capital:		
- Domiciled in Brazil	74,624,433	66,677,721
- Domiciled overseas	475,567	422,279
Capital reserves	11,441	11,441
Profit reserves	57,229,826	50,545,642
Asset valuation adjustments	6,412,033	(1,546,990)
Treasury shares (Notes 22d and 34a)	(440,514)	(440,514)
Attributable to equity holders of the Parent Company	**138,998,780**	**116,282,424**
Total	**1,353,506,970**	**1,282,028,162**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Income Statement on September 30 - In thousands of Reais

	2019	2018
Revenue from financial intermediation	**101,198,008**	**91,704,353**
Loans (Note 9j)	56,335,897	52,351,797
Leases (Note 9j)	186,504	170,646
Operations with securities (Note 7g)	23,424,344	23,872,551
Financial income from insurance, pension plans and capitalization bonds (Note 7g)	19,117,763	14,232,210
Derivative financial instruments (Note 7g)	(3,012,395)	(3,276,300)
Foreign exchange contracts (Note 10a)	3,008,279	1,537,248
Reserve requirement (Note 8b)	3,392,226	2,854,024
Sale or transfer of financial assets	(1,254,610)	(37,823)
Expenses from financial intermediation	**63,110,915**	**61,082,621**
Retail and professional market funding (Note 15e)	29,661,500	29,650,878
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15e)	12,929,009	9,414,963
Borrowing and on-lending (Note 16c)	7,129,107	8,256,104
Allowance for loan losses (Notes 3g, 9g and 9h)	13,391,299	13,760,676
Gross income from financial intermediation	**38,087,093**	**30,621,732**
Other operating income (expenses)	**(17,698,730)**	**(15,335,275)**
Fee and commission income (Note 23)	19,818,918	18,560,972
Other fee and commission income	13,757,624	12,552,191
Income from banking fees	6,061,294	6,008,781
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	56,580,575	53,322,439
Net written premiums earned	56,630,439	53,380,642
Reinsurance premiums paid	(49,864)	(58,203)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(22,941,181)	(21,669,358)
Retained claims (Note 3o)	(20,432,402)	(19,445,207)
Capitalization bond prize draws and redemptions (Note 3o)	(4,197,812)	(4,093,785)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(2,424,763)	(2,395,082)
Payroll and related benefits (Note 24)	(16,217,482)	(14,144,007)
Other administrative expenses (Note 25)	(14,754,690)	(14,210,765)
Tax expenses (Note 26)	(4,804,555)	(4,234,142)
Share of profit (loss) of unconsolidated and jointly controlled companies (Note 12b)	895,758	1,155,002
Other operating income (Note 27)	5,143,069	5,224,746
Other operating expenses (Note 28)	(14,364,165)	(13,406,088)
Operating income	**20,388,363**	**15,286,457**
Non-operating income (loss) (Note 29)	**(419,568)**	**(654,606)**
Income before income taxes	**19,968,795**	**14,631,851**
Income tax and social contribution (Notes 33a and 33b)	**(2,151,635)**	**(499,483)**
Current income tax	(4,089,380)	(3,773,101)
Current Social Contribution	(2,215,644)	(2,086,044)
Deferred Tax	4,153,389	5,359,662
Non-controlling interests in subsidiaries	**(117,668)**	**(128,183)**
Net income	**17,699,492**	**14,004,185**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

***Statements of Changes in Shareholders' Equity** - In thousands of Reais*

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2017	**59,100,000**	**11,441**	**7,540,016**	**42,361,997**	**1,884,536**	**(440,514)**	**-**	**110,457,476**
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(3,431,526)	-	-	(3,431,526)
Net income	-	-	-	-	-	-	14,004,185	14,004,185
Allocations:								
- Reserves	-	-	700,209	7,943,420	-	-	(8,643,629)	-
- Interest on Shareholders' Equity Paid	-	-	-	-	-	-	(5,360,556)	(5,360,556)
Balance on September 30, 2018	**67,100,000**	**11,441**	**8,240,225**	**42,305,417**	**(1,546,990)**	**(440,514)**	**-**	**115,669,579**
Balance on December 31, 2018	**67,100,000**	**11,441**	**8,494,263**	**45,194,107**	**761,572**	**(440,514)**	**-**	**121,120,869**
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	5,650,461	-	-	5,650,461
Net income	-	-	-	-	-	-	17,699,492	17,699,492
Allocations:								
- Reserves	-	-	884,974	10,656,482	-	-	(11,541,456)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(5,743,091)	(5,743,091)
- Provisioned dividends	-	-	-	-	-	-	(414,945)	(414,945)
Balance on September 30, 2019	**75,100,000**	**11,441**	**9,379,237**	**47,850,589**	**6,412,033**	**(440,514)**	**-**	**138,312,786**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Added Value Accumulated on September 30 - In thousands of Reais

Description	2019	%	2018	%
1 – Revenue	**106,783,874**	**254.7**	**95,870,906**	**283.1**
1.1) Financial intermediation	**101,198,008**	**241.4**	**91,704,353**	**270.8**
1.2) Fees and commissions	**19,818,918**	**47.3**	**18,560,972**	**54.8**
1.3) Allowance for loan losses	**(13,391,299)**	**(31.9)**	**(13,760,676)**	**(40.6)**
1.4) Other	**(841,753)**	**(2.0)**	**(633,743)**	**(1.9)**
2 – Financial intermediation expenses	**(49,719,616)**	**(118.6)**	**(47,321,945)**	**(139.7)**
3 – Inputs acquired from third-parties	**(11,654,220)**	**(27.8)**	**(11,279,870)**	**(33.3)**
Outsourced services	(3,619,282)	(8.6)	(3,543,247)	(10.5)
Data processing	(1,569,456)	(3.7)	(1,757,678)	(5.2)
Communication	(1,176,433)	(2.8)	(1,158,688)	(3.4)
Asset maintenance	(895,830)	(2.1)	(829,383)	(2.4)
Financial system services	(840,916)	(2.0)	(718,541)	(2.1)
Advertising and marketing	(825,873)	(2.0)	(751,863)	(2.2)
Security and surveillance	(553,945)	(1.3)	(570,021)	(1.7)
Transport	(572,688)	(1.4)	(554,961)	(1.6)
Material, water, electricity and gas	(467,816)	(1.1)	(463,024)	(1.4)
Travel	(200,999)	(0.5)	(203,162)	(0.6)
Other	(930,982)	(2.2)	(729,302)	(2.2)
4 – Gross added value (1-2-3)	**45,410,038**	**108.3**	**37,269,091**	**110.1**
5 – Depreciation and amortization	**(4,381,279)**	**(10.5)**	**(4,560,738)**	**(13.5)**
6 – Net added value produced by the entity (4-5)	**41,028,759**	**97.9**	**32,708,353**	**96.6**
7 – Added value received through transfer	**895,758**	**2.1**	**1,155,002**	**3.4**
Share of profit (loss) of unconsolidated and jointly controlled companies	895,758	2.1	1,155,002	3.4
8 – Added value to distribute (6+7)	**41,924,517**	**100.0**	**33,863,355**	**100.0**
9 – Added value distributed	**41,924,517**	**100.0**	**33,863,355**	**100.0**
9.1) Personnel	**14,422,556**	**34.4**	**12,501,964**	**36.9**
Salaries	7,336,477	17.5	6,349,753	18.8
Benefits	3,784,984	9.0	3,253,854	9.6
Government Severance Indemnity Fund for Employees (FGTS)	640,844	1.5	559,735	1.7
Other	2,660,251	6.3	2,338,622	6.9
9.2) Tax, fees and contributions	**8,751,116**	**20.9**	**6,375,668**	**18.8**
Federal	7,951,169	19.0	5,386,477	15.9
State	7,131	-	7,466	-
Municipal	792,816	1.9	981,725	2.9
9.3) Remuneration for providers of capital	**933,685**	**2.2**	**853,355**	**2.5**
Rental	932,394	2.2	850,624	2.5
Asset leases	1,291	-	2,731	-
9.4) Value distributed to shareholders	**17,817,160**	**42.5**	**14,132,368**	**41.7**
Interest on Shareholders' Equity/Dividends paid and/or provisioned	6,158,036	14.7	5,360,556	15.8
Retained earnings	11,541,456	27.5	8,643,629	25.5
Non-controlling interests in retained earnings	117,668	0.3	128,183	0.4

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of cash flows accrued on September 30 - In thousands of Reais

	2019	2018
Cash flow from operating activities:		
Income before income tax and social contribution and non-controlling interests	**19,968,795**	**14,631,851**
Adjustments to net income before income tax and social contribution	**15,281,504**	**41,176,229**
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(733,874)	(769,838)
Allowance for loan losses	13,391,299	13,760,676
Depreciation and amortization	4,381,279	4,560,738
(Reversion)/Constitution Impairment losses of assets	180,434	737,123
Expenses/ reversal with civil, labor and tax provisions	3,166,580	3,037,921
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	12,929,009	9,414,963
Share of profit (loss) of unconsolidated and jointly controlled companies	(895,758)	(1,155,002)
(Gain)/loss on sale of investments	58	-
(Gain)/loss on sale of fixed assets	12,719	86,028
(Gain)/loss on sale of foreclosed assets	240,370	391,160
Foreign exchange variation of assets and liabilities overseas/Other	(17,390,612)	11,112,460
Net income before taxes after adjustments	**35,250,299**	**55,808,080**
(Increase)/Decrease in interbank investments	648,876	(2,662,518)
(Increase)/Decrease in trading securities and derivative financial instruments	(15,669,879)	(5,141,130)
(Increase)/Decrease in interbank and interdepartmental accounts	(567,357)	(3,163,184)
(Increase)/Decrease in loans and leases	(43,867,158)	(38,157,676)
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	(191,504)	(46,398)
(Increase)/Decrease in other receivables and other assets	(35,767,050)	(15,219,510)
(Increase)/Decrease in reserve requirement - Central Bank	1,249,749	(13,510,620)
Increase/(Decrease) in deposits	(4,556,608)	53,634,632
Increase/(Decrease) in securities sold under agreements to repurchase	(2,659,439)	(15,509,599)
Increase/(Decrease) in borrowings and on-lending	(1,899,894)	6,214,878
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	(2,009,108)	(1,414,239)
Increase/(Decrease) in other liabilities	27,233,105	957,699
Increase/(Decrease) in deferred income	(20,134)	(24,012)
Income tax and social contribution paid	(7,348,745)	(5,858,840)
Net cash provided by/(used in) operating activities	**(50,174,847)**	**15,907,563**
Cash flow from investing activities:		
Maturity of and interest on held-to-maturity securities	4,439,461	4,124,298
Sale of/maturity of and interest on available-for-sale securities	112,446,090	103,447,183
Proceeds from sale of foreclosed assets	499,623	549,316
Sale of investments	6,564	-
Sale of premises and equipment	636,704	380,798
Acquisition of subsidiaries, net of cash and cash equivalents acquired	-	(171,558)
Purchases of available-for-sale securities	(98,753,647)	(128,634,899)
Purchases of held-to-maturity securities	(7,951)	(34,192,285)
Investment acquisitions	-	(38,846)
Purchase of premises and equipment	(1,891,411)	(1,221,180)
Intangible asset acquisitions	(1,801,033)	(1,317,163)
Dividends and interest on shareholders' equity received	642,371	1,069,719
Net cash provided by/(used in) investing activities	**16,216,771**	**(56,004,617)**
Cash flow from financing activities:		
Funds from issuance of securities	63,054,791	70,569,589
Settlement and interest payments of funds from issuance of securities	(55,348,831)	(64,335,253)
Issuance of subordinated debt	-	6,804,906
Settlement and interest payments of subordinated debts	(4,878,019)	(12,044,108)
Interest on shareholders' equity paid	(5,125,978)	(6,166,259)
Non-controlling interest	(97,183)	(78,739)
Net cash provided by/(used in) financing activities	**(2,395,220)**	**(5,249,864)**
Net increase/(decrease) in cash and cash equivalents	**(36,353,296)**	**(45,346,918)**
Cash and cash equivalents - at the beginning of the period	110,225,630	156,054,442
Effect of changes in exchange rates in cash and cash equivalents	733,874	769,838
Cash and cash equivalents - at the end of the period	74,606,208	111,477,362
Net increase/(decrease) in cash and cash equivalents	**(36,353,296)**	**(45,346,918)**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

Notes to the Consolidated Financial Statements

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3) - Consolidated Statements, under the item "Control". These financial statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities and Exchange Commission (CVM), and where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (SUSEP) and National Supplementary Healthcare Agency (ANS). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which the amounts of leased fixed assets were reclassified to the Leases line item, less any residual value received in advance.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all years presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations. These effects are offset by the results obtained by the financial instruments used to protect the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

CMN Resolution No. 3,786/09 and Bacen Circular No. 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by this Resolution, on March 7, 2019, Bradesco published its consolidated financial statements for December 31, 2018 and 2017 on its website, in accordance with IFRS.

Bradesco's consolidated financial statements were approved by the Board of Directors on October 30, 2019.

Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

		On September 30	
	Activity	Equity interest	
		2019	2018
Financial Sector – Brazil			
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	-	99.99%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.96%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A. (2)	Cards	-	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A. (3)	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas			
Banco Bradesco Argentina S.A.U. (4)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (4)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (4) (5)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (4)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (4)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (4)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (4)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (4)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (6)	Cards	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil			
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (7)	Dental care	50.01%	50.01%
Insurance - Overseas			
Bradesco Argentina de Seguros S.A. (4) (7)	Insurance	99.98%	99.98%
Other Activities - Brazil			
Andorra Holdings S.A.	*Holding*	100.00%	100.00%
Bradseg Participações S.A.	*Holding*	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda. (8)	*Holding*	-	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	*Holding*	100.00%	100.00%
Nova Paiol Participações Ltda.	*Holding*	100.00%	100.00%
União Participações Ltda. (9)	*Holding*	-	100.00%
Other Activities - Overseas			
Bradesco North America LLC (4)	Services	100.00%	100.00%

Notes to the Consolidated Financial Statements

	Activity	On September 30	
		Equity interest	
		2019	2018
Investment Funds (10)			
Bradesco FI RF Máster II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster III Previdência	Investment Fund	100.00%	100.00%
Bradesco FIC de FI RF VGBL - F10	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster IV Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Referenciado DI União	Investment Fund	99.56%	99.56%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo-F 08 C	Investment Fund	100.00%	100.00%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco FI RF Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FIC de FI RF VGBL FIX	Investment Fund	100.00%	100.00%

(1) Company merged into Kirton Bank S.A. in April 2019;
(2) Company merged into Banco Bradesco S.A. in August 2019;
(3) In November 2018, there was a change in the corporate name of Bradesco-Kirton Corretora de Títulos e Valores Mobiliários S.A. to Bradesco-Kirton Corretora de Câmbio S.A.;
(4) The functional currency of these companies abroad is the Real;
(5) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(6) The functional currency of this company is the Mexican Peso;
(7) Accounting information used with date lag of up to 60 days;
(8) Company merged in October 2018 by the company Nova Paiol Participações Ltda.;
(9) Company merged in November 2018 by the company Nova Paiol Participações Ltda.; and
(10) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING PRACTICES

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco's functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period's statement of income in the lines "Derivative Financial Instruments" and "Borrowing and On-lending".

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

Notes to the Consolidated Financial Statements

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income in proportion to the recognition of the premium earned.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the statement of income as incurred.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d) Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e) Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders'

Notes to the Consolidated Financial Statements

equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7.

f) Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

- Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income;

- Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

- Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 7.

Notes to the Consolidated Financial Statements

g) Loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management's assessment of the credit risk.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h) Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Other Receivables - Sundry" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Other Liabilities - Tax and Social Security".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

Notes to the Consolidated Financial Statements

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

i) Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution's assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leases to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular Letter No. 3,738/14. As from 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 11b.

j) Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

Tax incentives and other investments are stated at acquisition cost, less impairment, when applicable.

The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 12.

k) Premises and equipment

Relates to the tangible assets used by the Bank in its activities.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 13.

l) Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

Notes to the Consolidated Financial Statements

- Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 14.

m) Impairment

Financial and non-financial assets are tested for impairment in accordance with criteria established by CPC 01 - Reduction of the Recoverable Value of Assets, approved by CMN Resolution No. 3,566/08.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value.

n) Deposits and funds obtained in the open market

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro-rata basis.

The composition of the securities recorded in deposits and funds obtained in the open market, as well as their maturities and amounts recorded in equity and income accounts, are presented in Note 15.

o) Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage, except for health insurance and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated 'PPNG-RVNE';

  - The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

  - The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

  - For health insurance, the Mathematical Reserve for Benefits to be Granted (PMBaC) uses a discount rate of 3.9% (4% in 2018) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

  - For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the

Notes to the Consolidated Financial Statements

Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 3.9% (4% in 2018) per annum;

- The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

- For Car insurance, and other Elementary Loans, the IBNR and IBNER provisions are recorded, the purpose of which is to guarantee the payment of claims incurred, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of 'incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 semesters, to establish a future projection per period of occurrence; A residual cause study is performed to forecast the claims reported after 10 semesters that the event occurred;

- The reserve for unsettled claims (PSL), for health insurance, considers all claim notifications received up to the end of the reporting period, and includes all claims in litigation and related costs, updated monetarily;

- The provision for outstanding claims (PSL) for personal insurance considers the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims;

- For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims notified up to the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for insurance of policyholders with a clause of participation in the technical surplus;

- The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits for products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

- For damage insurance, the reserve for related expenses is (PDR) calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The complementary reserve for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As of the base date, there is no need to record complementary reserve for coverage;

- The complementary reserve for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test

Notes to the Consolidated Financial Statements

(LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of technical provisions classified as "held to maturity", as required by SUSEP Circular 517/15 and subsequent changes;

- The other technical provisions for damage insurance correspond to the provision for administrative expenses (PDA) arising from Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations; and

- Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 3.9% (4% in 2018) per annum.

- Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued (is designated PPNG-RVNE);

  - The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

  - The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

  - The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

  - The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The adequacy test result must be offset by the portion corresponding to the difference between the market value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular 517/15 and subsequent changes;

  - The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits, for products structured in self-funding and partially regimes. For plans

Notes to the Consolidated Financial Statements

structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

- The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 semesters for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Financial income from insurance, pension plans and capitalization bonds”.

- Capitalization bonds:

  - The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

  - The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

  - The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the ascertainment of the expected present value of future draws deducted the expected present value of future installments of share drawing;

  - The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

  - The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

p) Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 – Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are

Notes to the Consolidated Financial Statements

applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: according to CPC 25, the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 17.

q) Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 15c and 18.

r) Post-employment benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution 4,424/15.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the standard accounting.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any

Notes to the Consolidated Financial Statements

change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the result.

s) Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

t) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 3,973/11.

Notes to the Consolidated Financial Statements

4) MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Statement of Income – Accounting *vs.* Managerial

Management uses a variety of information, including that derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, which take into consideration, in the consolidation criteria, shared control companies, therefore, differing in part from the criteria of CPC 36.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Statements of Income – Accounting *vs.* Managerial:

	On September 30 - R$ thousand							
	2019				2018			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets								
Current and long-term assets	**1,323,989,730**	**9,574,816**	**42,303,307**	**1,375,867,853**	**1,253,221,633**	**9,186,073**	**66,293,926**	**1,328,701,632**
Cash and due from banks	16,228,127	401,811	(79,594)	16,550,344	15,294,120	291,917	-	15,586,037
Interbank investments	71,350,978	(192,672)	(460,095)	70,698,211	112,166,667	(73,053)	(20,174)	112,073,440
Securities and derivative financial instruments	599,949,827	5,723,220	43,407,292	649,080,339	563,134,442	4,476,832	66,455,134	634,066,408
Interbank and interdepartmental accounts	86,916,855	-	-	86,916,855	81,680,588	-	-	81,680,588
Loans and leases	374,793,306	247,765	-	375,041,071	346,407,677	523,771	-	346,931,448
Allowance for Loan Losses (ALL)	(35,994,394)	(147,220)	-	(36,141,614)	(35,147,668)	(89,358)	-	(35,237,026)
Other receivables and assets	210,745,031	3,541,912	(564,296)	213,722,647	169,685,807	4,055,964	(141,034)	173,600,737
Permanent Assets	**29,517,240**	**(720,773)**	**-**	**28,796,467**	**28,806,529**	**(759,864)**	**-**	**28,046,665**
Investments	7,952,567	(5,780,209)	-	2,172,358	8,134,016	(5,941,863)	-	2,192,153
Premises and equipment	8,927,931	343,567	-	9,271,498	7,442,905	212,310	-	7,655,215
Intangible assets	12,636,742	4,715,869	-	17,352,611	13,229,608	4,969,689	-	18,199,297
Total	**1,353,506,970**	**8,854,043**	**42,303,307**	**1,404,664,320**	**1,282,028,162**	**8,426,209**	**66,293,926**	**1,356,748,297**

Notes to the Consolidated Financial Statements

On September 30 - R$ thousand

	2019				2018			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities								
Current and long-term liabilities	**1,214,148,814**	**7,755,419**	**42,303,307**	**1,264,207,540**	**1,165,360,017**	**7,326,729**	**66,293,926**	**1,238,980,672**
Deposits	337,742,292	(103,974)	1,273,071	338,911,389	318,841,994	(314,735)	847,323	319,374,582
Securities sold under agreements to repurchase	188,252,438	(1,320)	42,893,930	231,145,048	217,957,945	(826)	67,456,602	285,413,721
Funds from Issuance of Securities	163,128,327	1,300	-	163,129,627	148,926,596	-	-	148,926,596
Interbank and interdepartmental accounts	24,686,211	24,346	-	24,710,557	23,488,172	272,623	-	23,760,795
Borrowing and on-lending	52,951,504	2,665,506	(117,200)	55,499,810	55,505,885	1,920,578	(119,060)	57,307,403
Derivative financial instruments	16,485,724	(4,959)	(423,749)	16,057,016	15,723,020	-	(204,453)	15,518,567
Technical provisions for insurance, pension plans and capitalization bonds	269,675,108	(180)	-	269,674,928	254,653,289	-	-	254,653,289
Other liabilities	161,227,210	5,174,700	(1,322,745)	165,079,165	130,263,116	5,449,089	(1,686,486)	134,025,719
Deferred income	**359,376**	-	-	**359,376**	**385,721**	-	-	**385,721**
Non-controlling interests in subsidiaries	**685,994**	**1,098,624**	-	**1,784,618**	**612,845**	**1,099,480**	-	**1,712,325**
Shareholders' equity	**138,312,786**	-	-	**138,312,786**	**115,669,579**	-	-	**115,669,579**
Total	**1,353,506,970**	**8,854,043**	**42,303,307**	**1,404,664,320**	**1,282,028,162**	**8,426,209**	**66,293,926**	**1,356,748,297**

In the nine month period ended September 30 - R$ thousand

	2019				2018			
	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	101,198,008	416,142	556,199	102,170,349	91,704,353	874,934	965,329	93,544,616
Expenses from financial intermediation	(49,719,616)	(79,927)	(2,242,253)	(52,041,796)	(47,321,945)	(89,141)	(2,892,017)	(50,303,103)
Financial margin	**51,478,392**	**336,215**	**(1,686,054)**	**50,128,553**	**44,382,408**	**785,793**	**(1,926,688)**	**43,241,513**
Allowance for loan losses	(13,391,299)	(122,055)	-	(13,513,354)	(13,760,676)	(64,087)	-	(13,824,763)
Gross income from financial intermediation	**38,087,093**	**214,160**	**(1,686,054)**	**36,615,199**	**30,621,732**	**721,706**	**(1,926,688)**	**29,416,750**
Income from insurance, pension plans and capitalization bonds	6,584,417	5,063	-	6,589,480	5,719,007	-	-	5,719,007
Fee and commission income	19,818,918	3,045,068	1,707,159	24,571,145	18,560,972	3,395,041	1,999,604	23,955,617
Personnel expenses	(16,217,482)	(536,898)	-	(16,754,380)	(14,144,007)	(618,143)	-	(14,762,150)
Other administrative expenses	(14,754,690)	(1,022,341)	181,377	(15,595,654)	(14,210,765)	(674,262)	(11,466)	(14,896,493)
Tax expenses	(4,804,555)	(387,771)	-	(5,192,326)	(4,234,142)	(446,796)	-	(4,680,938)
Share of profit (loss) of unconsolidated and jointly controlled companies	895,758	(691,950)	-	203,808	1,155,002	(1,039,357)	-	115,645
Other operating income / expenses	(9,221,096)	(264,636)	(202,482)	(9,688,214)	(8,181,342)	(776,303)	(61,450)	(9,019,095)
Operating income	**20,388,363**	**360,695**	-	**20,749,058**	**15,286,457**	**561,886**	-	**15,848,343**
Non-operating income	(419,568)	(2,476)	-	(422,044)	(654,606)	(13,486)	-	(668,092)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(2,269,303)	(358,219)	-	(2,627,522)	(627,666)	(548,400)	-	(1,176,066)
Net income	**17,699,492**	-	-	**17,699,492**	**14,004,185**	-	-	**14,004,185**

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Elopar, Crediare, etc.) for managerial purposes; and
(2) Refers primarily to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds.

Notes to the Consolidated Financial Statements

b) Statement of financial position and statements of income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

On September 30 - R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Current and long-term assets	**1,025,996,293**	**131,212,746**	**317,489,761**	**33,687**	**4,866,116**	**(103,730,750)**	**1,375,867,853**
Cash and due from banks	12,755,166	4,209,214	312,170	6,976	192,755	(925,937)	16,550,344
Interbank investments	79,295,553	998,367	-	-	-	(9,595,709)	70,698,211
Securities and derivative financial instruments	329,451,560	15,120,711	305,829,700	1,614	3,871,587	(5,194,833)	649,080,339
Interbank and interdepartmental accounts	86,916,855	-	-	-	-	-	86,916,855
Loans and leases	344,513,346	110,522,022	-	-	-	(79,994,297)	375,041,071
Allowance for Loan Losses (ALL)	(34,654,058)	(1,487,556)	-	-	-	-	(36,141,614)
Other receivables and assets	207,717,871	1,849,988	11,347,891	25,097	801,774	(8,019,974)	213,722,647
Permanent assets	**128,613,445**	**43,769**	**6,943,289**	**2,557**	**241,198**	**(107,047,791)**	**28,796,467**
Investments	107,073,098	-	2,140,482	-	6,569	(107,047,791)	2,172,358
Premises and equipment	6,274,808	25,104	2,921,789	502	49,295	-	9,271,498
Intangible assets	15,265,539	18,665	1,881,018	2,055	185,334	-	17,352,611
Total in 2019	**1,154,609,738**	**131,256,515**	**324,433,050**	**36,244**	**5,107,314**	**(210,778,541)**	**1,404,664,320**
Total in 2018	**1,096,682,176**	**125,317,881**	**297,975,642**	**27,251**	**5,958,888**	**(169,213,541)**	**1,356,748,297**
Liabilities							
Current and long-term liabilities	**1,014,532,430**	**65,114,788**	**287,090,580**	**21,340**	**1,179,152**	**(103,730,750)**	**1,264,207,540**
Deposits	323,392,470	26,192,476	-	-	-	(10,673,557)	338,911,389
Securities sold under agreements to repurchase	221,769,676	9,375,372	-	-	-	-	231,145,048
Funds from issuance of securities	164,297,522	3,875,005	-	-	-	(5,042,900)	163,129,627
Interbank and interdepartmental accounts	24,710,557	-	-	-	-	-	24,710,557
Borrowing and on-lending	123,250,884	12,243,245	-	-	-	(79,994,319)	55,499,810
Derivative financial instruments	15,411,979	645,037	-	-	-	-	16,057,016
Technical provisions for insurance, pension plans and capitalization bonds	-	-	269,660,781	14,147	-	-	269,674,928
Other liabilities	141,699,342	12,783,653	17,429,799	7,193	1,179,152	(8,019,974)	165,079,165
Deferred income	**337,230**	**-**	**22,146**	**-**	**-**	**-**	**359,376**
Non-controlling interests in subsidiaries	**1,427,292**	**66,141,727**	**37,320,324**	**14,904**	**3,928,162**	**(107,047,791)**	**1,784,618**
Shareholders' equity	**138,312,786**	**-**	**-**	**-**	**-**	**-**	**138,312,786**
Total in 2019	**1,154,609,738**	**131,256,515**	**324,433,050**	**36,244**	**5,107,314**	**(210,778,541)**	**1,404,664,320**
Total in 2018	**1,096,682,176**	**125,317,881**	**297,975,642**	**27,251**	**5,958,888**	**(169,213,541)**	**1,356,748,297**

Notes to the Consolidated Financial Statements

	In the nine month period ended September 30 - R$ thousand						
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	83,150,536	3,536,678	17,270,626	2,818	179,108	(1,969,417)	102,170,349
Expenses from financial intermediation	(39,403,692)	(1,678,512)	(12,929,009)	-	-	1,969,417	(52,041,796)
Financial margin	**43,746,844**	**1,858,166**	**4,341,617**	**2,818**	**179,108**	-	**50,128,553**
Allowance for loan losses	(13,481,806)	(31,548)	-	-	-	-	(13,513,354)
Gross income from financial intermediation	**30,265,038**	**1,826,618**	**4,341,617**	**2,818**	**179,108**	-	**36,615,199**
Income from insurance, pension plans and capitalization bonds			6,554,276	12,084	-	23,120	6,589,480
Fee and commission income	22,602,189	303,650	1,534,879	-	234,242	(103,815)	24,571,145
Personnel expenses	(15,004,876)	(159,751)	(1,407,471)	(5,249)	(177,033)	-	(16,754,380)
Other administrative expenses	(14,622,016)	(199,739)	(1,087,071)	(3,257)	(142,701)	459,130	(15,595,654)
Tax expenses	(4,351,031)	(22,044)	(764,454)	(99)	(54,698)	-	(5,192,326)
Share of profit (loss) of unconsolidated and jointly controlled companies	11,926	-	184,812	-	7,070	-	203,808
Other operating income / expenses	(8,905,073)	(68,439)	(400,374)	(2,050)	66,157	(378,435)	(9,688,214)
Operating income	**9,996,157**	**1,680,295**	**8,956,214**	**4,247**	**112,145**	-	**20,749,058**
Non-operating income	(452,150)	10,541	19,523	-	42	-	(422,044)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	932,997	(74,129)	(3,447,197)	(576)	(38,617)	-	(2,627,522)
Net Income in 2019	**10,477,004**	**1,616,707**	**5,528,540**	**3,671**	**73,570**	-	**17,699,492**
Net Income in 2018	**8,239,296**	**1,002,223**	**4,605,078**	**2,378**	**155,210**	-	**14,004,185**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5) CASH AND CASH EQUIVALENTS

	On September 30 - R$ thousand	
	2019	2018
Cash and due from banks in domestic currency	11,813,509	11,290,206
Cash and due from banks in foreign currency	4,414,155	4,003,707
Investments in gold	463	207
Total cash and due from banks	**16,228,127**	**15,294,120**
Interbank investments (1)	58,378,081	96,183,242
Total cash and cash equivalents	**74,606,208**	**111,477,362**

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Notes to the Consolidated Financial Statements

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

	On September 30 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Securities purchased under agreements to resell:						
Own portfolio position	**8,790,839**	**1,942,278**	**-**	**-**	**10,733,117**	**16,372,528**
• National treasury notes	3,428,348	1,374,657	-	-	4,803,005	14,755,031
• Financial treasury bills	235,728	-	-	-	235,728	957,515
• National treasury bills	4,502,828	567,621	-	-	5,070,449	479,100
• Other	623,935	-	-	-	623,935	180,882
Funded position	**15,864,736**	**33,548,053**	**-**	**-**	**49,412,789**	**80,832,063**
• National treasury notes	15,760,005	21,751,838			37,511,843	75,685,138
• Financial treasury bills	-	-	-	-	-	3,727,991
• National treasury bills	104,731	11,796,215	-	-	11,900,946	1,418,934
Unrestricted position	**694,638**	**3,169,678**	**-**	**-**	**3,864,316**	**4,584,082**
• National treasury bills	694,638	3,169,678	-	-	3,864,316	4,584,082
Subtotal	**25,350,213**	**38,660,009**	**-**	**-**	**64,010,222**	**101,788,673**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	2,598,253	938,129	2,588,970	1,215,484	7,340,836	10,385,382
• Provision for losses	-	(80)	-	-	(80)	(7,388)
Subtotal	**2,598,253**	**938,049**	**2,588,970**	**1,215,484**	**7,340,756**	**10,377,994**
Total in 2019	**27,948,466**	**39,598,058**	**2,588,970**	**1,215,484**	**71,350,978**	
%	**39.2**	**55.5**	**3.6**	**1.7**	**100.0**	
Total in 2018	**39,672,562**	**69,143,026**	**1,898,507**	**1,452,572**		**112,166,667**
%	**35.4**	**61.6**	**1.7**	**1.3**		**100.0**

b) Income from interbank investments

Classified in the statement of income as income from operations with securities.

	In the nine month period ended September 30 - R$ thousand	
	2019	2018
Income from investments in purchase and sale commitments:		
• Own portfolio position	1,031,451	992,665
• Funded position	3,751,302	4,537,320
• Unrestricted position	465,177	1,601,872
Subtotal	**5,247,930**	**7,131,857**
Income from interest-earning deposits in other banks	**656,554**	**487,736**
Total (Note 7g)	**5,904,484**	**7,619,593**

Notes to the Consolidated Financial Statements

7) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a) Summary of the consolidated classification of securities by operating segment and issuer

On September 30 - R$ thousand

	Financial	Insurance Group		Other Activities	2019	%	2018	%
		Insurance and Capitalization bonds	Pension plans					
Trading securities	**54,985,102**	**13,889,374**	**193,585,738**	**9,977**	**262,470,191**	**43.8**	**249,860,307**	**44.4**
- Government securities	33,445,076	10,082,478	174,736,702	7,342	218,271,598	36.4	211,996,031	37.6
- Corporate securities	6,861,170	3,788,963	18,758,148	2,635	29,410,916	4.9	24,340,344	4.4
- Derivative financial instruments (1) (5)	14,678,856	17,933	90,888	-	14,787,677	2.5	13,523,932	2.4
Available-for-sale securities (2)	**190,440,354**	**30,133,400**	**20,685,114**	**22,886**	**241,281,754**	**40.2**	**222,416,731**	**39.5**
- Government securities	113,918,108	25,190,960	19,621,349	16,990	158,747,407	26.4	151,616,157	26.9
- Corporate securities	76,522,246	4,942,440	1,063,765	5,896	82,534,347	13.8	70,800,574	12.6
Held-to-maturity securities (2)	**66,976,202**	**5,451,317**	**23,770,363**	**-**	**96,197,882**	**16.0**	**90,857,404**	**16.1**
- Government securities	57,445,330	5,451,317	23,770,363	-	86,667,010	14.4	79,359,282	14.1
- Corporate securities	9,530,872	-	-	-	9,530,872	1.6	11,498,122	2.0
Total	**312,401,658**	**49,474,091**	**238,041,215**	**32,863**	**599,949,827**	**100.0**	**563,134,442**	**100.0**
- Government securities	204,808,514	40,724,755	218,128,414	24,332	463,686,015	77.3	442,971,470	78.6
- Corporate securities	107,593,144	8,749,336	19,912,801	8,531	136,263,812	22.7	120,162,972	21.4
Total	**312,401,658**	**49,474,091**	**238,041,215**	**32,863**	**599,949,827**	**100.0**	**563,134,442**	**100.0**

Notes to the Consolidated Financial Statements

b) Consolidated classification by category, maturity and operating segment

I) Trading securities

Securities	On September 30 - R$ thousand								
	2019							2018	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**6,894,408**	**4,351,510**	**2,251,561**	**41,487,623**	**54,985,102**	**53,353,469**	**1,631,633**	**46,028,178**	**(2,969,422)**
Financial treasury bills	-	623,703	123,817	16,529,927	17,277,447	17,276,643	804	15,510,056	930
National treasury notes	-	-	578,713	7,481,955	8,060,668	7,606,498	454,170	7,860,445	74,004
Financial bills	-	16,691	204,298	275,448	496,437	497,599	(1,162)	780,060	423
Debentures	5,835	-	190	1,544,456	1,550,481	1,585,399	(34,918)	1,052,292	(115,017)
National treasury bills	1,298,414	104,920	357,876	5,492,777	7,253,987	7,195,443	58,544	1,081,256	1,162
Brazilian foreign debt securities	3,665	-	-	408,036	411,701	414,823	(3,122)	425,058	(4,454)
Derivative financial instruments (1) (5)	2,235,447	3,432,940	510,918	8,499,551	14,678,856	13,512,536	1,166,320	13,299,012	(2,883,046)
Other	3,351,047	173,256	475,749	1,255,473	5,255,525	5,264,528	(9,003)	6,019,999	(43,424)
- Insurance companies and capitalization bonds	**3,595,310**	**130,961**	**588,435**	**9,574,668**	**13,889,374**	**13,889,374**	-	**14,367,454**	-
Financial treasury bills	-	127,520	8,128	8,432,024	8,567,672	8,567,672	-	9,229,775	-
Financial bills	-	3,441	29,193	72,307	104,941	104,941	-	111,000	-
Other	3,595,310	-	551,114	1,070,337	5,216,761	5,216,761	-	5,026,679	-
- Pension plans	**4,858,484**	**1,858,226**	**13,393,623**	**173,475,405**	**193,585,738**	**193,585,738**	-	**189,440,558**	-
Financial treasury bills	-	1,513,221	637,885	116,213,463	118,364,569	118,364,569	-	72,902,242	-
National treasury notes	-	-	233,451	30,344,014	30,577,465	30,577,465	-	28,168,221	-
National treasury bills	5,329	4,937	8,683,554	17,100,848	25,794,668	25,794,668	-	74,464,665	-
Financial bills	-	93,111	3,542,027	5,353,984	8,989,122	8,989,122	-	7,478,225	-
Debentures	5,238	29,996	137,715	3,941,566	4,114,515	4,114,515	-	3,672,935	-
Other	4,847,917	216,961	158,991	521,530	5,745,399	5,745,399	-	2,754,270	-
- Other activities	**2,635**	-	-	**7,342**	**9,977**	**9,978**	**(1)**	**24,117**	**(1)**
Financial treasury bills	-	-	-	7,342	7,342	7,343	(1)	8,377	(1)
Other	2,635	-	-	-	2,635	2,635	-	15,740	-
Total	**15,350,837**	**6,340,697**	**16,233,619**	**224,545,038**	**262,470,191**	**260,838,559**	**1,631,632**	**249,860,307**	**(2,969,423)**
Derivative financial instruments (liabilities) (5)	**(2,796,695)**	**(2,845,601)**	**(936,967)**	**(9,906,461)**	**(16,485,724)**	**(12,890,583)**	**(3,595,141)**	**(15,723,020)**	**(2,307,835)**

Notes to the Consolidated Financial Statements

II) Available-for-sale securities

On September 30 - R$ thousand

Securities (2) (6)	2019							2018	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**17,090,371**	**7,880,129**	**29,783,515**	**135,686,339**	**190,440,354**	**186,753,512**	**3,686,842**	**183,539,690**	**(2,148,321)**
National treasury bills	8,181,277	740,403	20,643,400	45,789,274	75,354,354	72,787,400	2,566,954	99,409,174	376,478
Debentures	304,929	325,041	3,159,599	46,563,340	50,352,909	50,144,132	208,777	41,790,642	(1,636,552)
National treasury notes	-	-	1,218,488	27,830,471	29,048,959	27,237,946	1,811,013	9,368,916	139,808
Foreign corporate securities	106,428	64,985	1,406,344	6,577,386	8,155,143	7,883,664	271,479	10,398,794	(214,057)
Shares	6,273,157	-	-	-	6,273,157	7,579,581	(1,306,424)	7,265,489	(841,531)
Foreign government bonds	-	5,455,873	837,516	21,964	6,315,353	6,306,892	8,461	3,162,007	14,166
Promissory Notes	-	268,261	204,075	283,758	756,094	758,324	(2,230)	4,498,578	19,486
Certificates of real estate receivables	-	3,029	-	1,953,516	1,956,545	2,036,175	(79,630)	808,407	17,602
Other	2,224,580	1,022,537	2,314,093	6,666,630	12,227,840	12,019,398	208,442	6,837,683	(23,721)
- Insurance companies and capitalization bonds	**4,884,757**	**-**	**458,606**	**24,790,037**	**30,133,400**	**27,402,302**	**2,731,098**	**22,066,328**	**(360,626)**
National treasury notes	-	-	458,606	20,022,738	20,481,344	18,469,059	2,012,285	13,203,674	(565,994)
Shares	4,799,784	-	-	-	4,799,784	4,387,732	412,052	1,550,793	329,391
National treasury bills	-	-	-	4,694,043	4,694,043	4,407,212	286,831	6,741,370	(126,553)
Other	84,973	-	-	73,256	158,229	138,299	19,930	570,491	2,530
- Pension plans	**980,993**	**2,751**	**-**	**19,701,370**	**20,685,114**	**15,839,998**	**4,845,116**	**16,789,292**	**540,166**
National treasury notes	-	-	-	19,591,589	19,591,589	14,963,516	4,628,073	14,486,529	425,881
Shares	980,993	-	-	-	980,993	777,388	203,605	1,127,460	126,901
Debentures	-	-	-	82,771	82,771	69,334	13,437	88,586	7,619
Other	-	2,751	-	27,010	29,761	29,760	1	1,086,717	(20,235)
- Other activities	**5,896**	**-**	**-**	**16,990**	**22,886**	**17,149**	**5,737**	**21,421**	**5,424**
Other	5,896	-	-	16,990	22,886	17,149	5,737	21,421	5,424
Subtotal	**22,962,017**	**7,882,880**	**30,242,121**	**180,194,736**	**241,281,754**	**230,012,961**	**11,268,793**	**222,416,731**	**(1,963,357)**
Accounting Hedge (Note 7f)	-	-	-	-	-	-	(409,447)	-	(408,640)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(560,378)	-	(671,356)
Total	**22,962,017**	**7,882,880**	**30,242,121**	**180,194,736**	**241,281,754**	**230,012,961**	**10,298,968**	**222,416,731**	**(3,043,353)**

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2) (6)	On September 30 - R$ thousand								
	2019							2018	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	**-**	**13,554,446**	**22,452,856**	**30,968,900**	**66,976,202**	**69,901,599**	**2,925,397**	**62,638,469**	**(782,055)**
National treasury bills	-	13,548,899	22,451,932	20,640,874	56,641,705	58,850,063	2,208,358	50,339,565	(64,821)
Certificates of real estate receivables	-	1,347	-	9,528,698	9,530,045	10,120,169	590,124	11,498,122	(711,054)
National treasury notes	-	1,097	924	798,499	800,520	927,435	126,915	797,863	(6,180)
Other	-	3,103	-	829	3,932	3,932	-	2,919	-
- Insurance companies and capitalization bonds	**-**	**-**	**-**	**5,451,317**	**5,451,317**	**7,093,745**	**1,642,428**	**5,273,291**	**137,723**
National treasury notes	-	-	-	5,451,317	5,451,317	7,093,745	1,642,428	5,273,291	137,723
- Pension plans	**-**	**-**	**7,813**	**23,762,550**	**23,770,363**	**31,501,070**	**7,730,707**	**22,945,644**	**1,575,421**
National treasury notes	-	-	7,813	23,762,550	23,770,363	31,501,070	7,730,707	22,945,644	1,575,421
Total	**-**	**13,554,446**	**22,460,669**	**60,182,767**	**96,197,882**	**108,496,414**	**12,298,532**	**90,857,404**	**931,089**

Notes to the Consolidated Financial Statements

c) Breakdown of the portfolios by financial statement classification

On September 30 - R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (3) (4)	Total in 2018 (3) (4)
Own portfolio	**30,635,318**	**12,361,647**	**41,487,563**	**344,960,896**	**429,445,424**	**410,143,280**
Fixed income securities	**12,973,884**	**12,361,647**	**41,487,563**	**344,960,896**	**411,783,990**	**396,519,754**
• National treasury notes	-	1,098	712,594	103,470,047	104,183,739	79,664,911
• Financial treasury bills	-	1,784,550	823,367	130,337,690	132,945,607	94,323,397
• National treasury bills	4,349,534	3,282,514	28,702,926	33,810,044	70,145,018	135,335,886
• Debentures	316,002	354,381	3,289,406	49,265,550	53,225,339	42,837,269
• Financial bills	-	113,243	3,775,517	5,863,032	9,751,792	8,472,332
• Certificates of real estate receivables		4,452		11,675,751	11,680,203	12,520,892
• Foreign government bonds	13,142	5,468,164	1,253,354	21,965	6,756,625	3,634,538
• Foreign corporate securities	1,328,139	100,356	404,885	3,856,257	5,689,637	6,598,530
• Brazilian foreign debt securities	13,793		-	1,730,102	1,743,895	1,521,952
• Promissory Notes	-	465,269	204,076	685,955	1,355,300	4,742,839
• Bank deposit certificates	245,543	144,819	158,991	68,985	618,338	629,356
• Other	6,707,731	642,801	2,162,447	4,175,518	13,688,497	6,237,852
Equity securities	**17,661,434**	-	-	-	**17,661,434**	**13,623,526**
• Shares of listed companies		-	-	-		1,130,153
• Shares of other companies	17,661,434	-	-	-	17,661,434	12,493,373
Restricted securities	**5,333,268**	**11,983,436**	**26,620,453**	**110,192,780**	**154,129,937**	**136,823,313**
Subject to repurchase agreements	**1,612,920**	**11,218,475**	**25,343,914**	**89,185,078**	**127,360,387**	**115,523,209**
• National treasury bills	1,558,801	11,116,195	22,527,471	56,342,490	91,544,957	91,526,491
• Foreign corporate securities	51,246	-	1,056,573	3,602,228	4,710,047	7,038,988
• National treasury notes	-	-	1,728,174	25,946,621	27,674,795	9,565,883
• Brazilian foreign debt securities	2,873	-		458,290	461,163	524,793
• Debentures	-	655	8,097	2,700,113	2,708,865	3,595,047
• Financial treasury bills	-	101,625	23,599	135,336	260,560	3,272,007
Given in guarantee to the Brazilian Central Bank	**3,417,411**	-	-	-	**3,417,411**	-
• National treasury bills	3,417,411	-	-	-	3,417,411	-
Privatization rights	-	-	-	**35,597**	**35,597**	**40,470**

Notes to the Consolidated Financial Statements

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (3) (4)	Total in 2018 (3) (4)
					On September 30 - R$ thousand	
Given in guarantee	**302,937**	**764,961**	**1,276,539**	**20,972,105**	**23,316,542**	**21,259,634**
• National treasury notes	-	-	-	4,986,788	4,986,788	13,689,692
• National treasury bills	159,273	449	1,197,231	4,139,338	5,496,291	4,529,503
• Financial treasury bills	-	764,512	79,308	11,585,127	12,428,947	2,685,722
• Other	143,664	-	-	260,852	404,516	354,717
Derivative financial instruments (1) (5)	**2,344,268**	**3,432,940**	**510,918**	**8,499,551**	**14,787,677**	**13,523,932**
Securities sold under repurchase agreements - unrestricted	-	-	**317,475**	**1,269,314**	**1,586,789**	**2,643,917**
• National treasury bills	-	-	249,752	198,271	448,023	2,552,839
• National treasury notes	-	-	67,723	1,071,043	1,138,766	91,020
• Financial treasury bills	-	-	-	-	-	58
Total	**38,312,854**	**27,778,023**	**68,936,409**	**464,922,541**	**599,949,827**	**563,134,442**
%	**6.4**	**4.6**	**11.5**	**77.5**	**100.0**	**100.0**

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, in the "Securities for Trading" category. For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities;

(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as from June 30, 2018, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$17,022,922 thousand, without any result, as the result (loss) in the gross amount of R$(297,343) thousand, is being retained in shareholders' equity and will be recognized in income over the remaining period of the securities, according to article 5 of said Circular. This reclassification was based on the alignment of the risk and capital management strategy. In the nine month ended in September 30, 2019, there were no sales or reclassifications of securities classified in this category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(5) Includes hedge for protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(6) In the nine month ended in September 30, 2019, there was impairment losses on financial assets (mostly debentures), related to securities classified as "Available-for-Sale" and "Held-to-Maturity" in the amount of R$180,434 thousand (an expense of R$737,123 thousand in 2018), net of constitution/reversal.

Notes to the Consolidated Financial Statements

d) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco's overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategy are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure's key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

Notes to the Consolidated Financial Statements

l) Amount of derivative financial instruments recognized by index

On September 30 - R$ thousand

	2019					2018				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts										
Purchase commitments:	**151,586,115**		**4,846**	**-**	**4,846**	**216,106,636**		**204,030**	**-**	**204,030**
- Interbank market	102,592,707	-	2,989	-	2,989	149,425,673	19,295,271	192,297	-	192,297
- Foreign currency	46,346,626	-	1,651	-	1,651	66,287,947	-	11,522	-	11,522
- Other	2,646,782	1,718,558	206	-	206	393,016	26,404	211	-	211
Sale commitments:	**235,542,011**		**(7,350)**	**-**	**(7,350)**	**206,771,228**		**(17,975)**	**-**	**(17,975)**
- Interbank market (1)	148,503,908	45,911,201	(5,730)	-	(5,730)	130,130,402	-	(2,363)	-	(2,363)
- Foreign currency (2)	86,109,879	39,763,253	(1,479)	-	(1,479)	76,274,214	9,986,267	(15,514)	-	(15,514)
- Other	928,224	-	(141)	-	(141)	366,612	-	(98)	-	(98)
Option contracts										
Purchase commitments:	**120,111,453**		**1,460,782**	**344,793**	**1,805,575**	**126,030,616**		**1,405,729**	**336,808**	**1,742,537**
- Interbank market	106,396,945	-	579,507	137,983	717,490	106,499,255	-	538,982	28,750	567,732
- Foreign currency	12,250,874	-	814,944	192,595	1,007,539	18,431,801	3,530,921	837,709	285,783	1,123,492
- Other	1,463,634	-	66,331	14,215	80,546	1,099,560	213,322	29,038	22,275	51,313
Sale commitments:	**215,875,722**		**(2,217,474)**	**(97,837)**	**(2,315,311)**	**165,585,203**		**(1,581,516)**	**(295,313)**	**(1,876,829)**
- Interbank market	200,739,421	94,342,476	(1,542,249)	(117,588)	(1,659,837)	149,798,085	43,298,830	(860,687)	(16,412)	(877,099)
- Foreign currency	13,655,111	1,404,237	(588,211)	26,597	(561,614)	14,900,880	-	(677,295)	(283,479)	(960,774)
- Other	1,481,190	17,556	(87,014)	(6,846)	(93,860)	886,238	-	(43,534)	4,578	(38,956)
Forward contracts										
Purchase commitments:	**15,877,636**		**1,347,564**	**-**	**1,347,564**	**15,142,617**		**828,165**	**-**	**828,165**
- Interbank market	228,138	228,138	4,026	-	4,026	-	-	-	-	-
- Foreign currency	13,810,814	-	405,507	-	405,507	13,667,994	-	607,007	-	607,007
- Other	1,838,684	141,233	938,031	-	938,031	1,474,623	940,596	221,158	-	221,158
Sale commitments:	**17,418,641**		**(231,090)**	**-**	**(231,090)**	**19,464,994**		**(517,900)**	**-**	**(517,900)**
- Foreign currency (2)	15,721,190	1,910,376	(263,243)	-	(263,243)	18,930,967	5,262,973	(579,486)	-	(579,486)
- Other	1,697,451	-	32,153	-	32,153	534,027	-	61,586	-	61,586

Notes to the Consolidated Financial Statements

On September 30 - R$ thousand

	2019					2018				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Swap contracts										
Assets (long position):	**63,889,224**		**9,211,136**	**821,527**	**10,032,663**	**74,957,199**		**12,704,209**	**(3,219,854)**	**9,484,355**
- Interbank market	1,988,927	1,502,695	10,826	10,944	21,770	5,830,727	3,189,953	296,880	303,380	600,260
- Fixed rate	35,031,005	16,111,066	7,631,611	(775,769)	6,855,842	50,497,772	24,891,174	10,507,550	(3,699,810)	6,807,740
- Foreign currency	23,633,507	-	1,391,485	1,262,621	2,654,106	17,031,658	-	1,769,026	124,852	1,893,878
- IGPM	681,423	-	85,652	129,624	215,276	749,766	-	67,539	20,416	87,955
- Other	2,554,362	-	91,562	194,107	285,669	847,276	-	63,214	31,308	94,522
Liabilities (unrestricted position):	**51,711,520**		**(8,837,640)**	**(3,497,304)**	**(12,334,944)**	**57,315,091**		**(10,032,949)**	**(2,012,522)**	**(12,045,471)**
- Interbank market	486,232	-	(32,689)	640	(32,049)	2,640,774	-	(3,421)	(114,313)	(117,734)
- Fixed rate	18,919,939	-	(4,464,150)	(2,266,617)	(6,730,767)	25,606,598	-	(4,240,336)	(2,326,641)	(6,566,977)
- Foreign currency	26,661,692	3,028,185	(3,862,505)	(690,326)	(4,552,831)	25,962,453	8,930,795	(5,384,410)	518,683	(4,865,727)
- IGPM	873,000	191,577	(130,565)	(183,094)	(313,659)	766,000	16,234	(139,597)	(32,214)	(171,811)
- Other	4,770,657	2,216,295	(347,731)	(357,907)	(705,638)	2,339,266	1,491,990	(265,185)	(58,037)	(323,222)
Total	**872,012,322**		**730,774**	**(2,428,821)**	**(1,698,047)**	**881,373,584**		**2,991,793**	**(5,190,881)**	**(2,199,088)**

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$60,430,542 thousand (R$4,825,810 thousand in 2018); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$20,700,898 thousand (R$9,631,686 thousand in 2018) (Note 7f);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$65,951,543 thousand (R$60,932,586 thousand in 2018); and
(3) Reflects the net balance between the Asset and Liability position.

Notes to the Consolidated Financial Statements

II) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

									On September 30 - R$ thousand	
	2019									2018
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	9,211,136	821,527	10,032,663	67.9	607,077	1,941,973	342,160	7,141,453	10,032,663	9,484,355
Adjustment receivable - future	4,846	-	4,846	-	4,846			-	4,846	204,030
Receivable forward purchases	1,844,027	-	1,844,027	12.5	1,081,231	633,841	74,073	54,882	1,844,027	1,747,227
Receivable forward sales (1)	1,100,566	-	1,100,566	7.4	645,309	378,293	44,209	32,755	1,100,566	345,783
Premiums on exercisable options	1,460,782	344,793	1,805,575	12.2	207,991	276,647	50,476	1,270,461	1,805,575	1,742,537
Total assets (A)	**13,621,357**	**1,166,320**	**14,787,677**	**100.0**	**2,546,454**	**3,230,754**	**510,918**	**8,499,551**	**14,787,677**	**13,523,932**
Adjustment payables - swaps	(8,837,640)	(3,497,304)	(12,334,944)	74.9	(1,259,713)	(2,128,724)	(823,430)	(8,123,077)	(12,334,944)	(12,045,471)
Adjustment payables - future	(7,350)	-	(7,350)	-	(7,350)			-	(7,350)	(17,975)
Payable forward purchases	(496,463)	-	(496,463)	3.0	(434,540)	(28,849)	(26,563)	(6,511)	(496,463)	(919,062)
Payable forward sales	(1,331,656)	-	(1,331,656)	8.1	(1,165,556)	(77,383)	(71,251)	(17,466)	(1,331,656)	(863,683)
Premiums on written options	(2,217,474)	(97,837)	(2,315,311)	14.0	(271,725)	(268,456)	(15,723)	(1,759,407)	(2,315,311)	(1,876,829)
Total liabilities (B)	**(12,890,583)**	**(3,595,141)**	**(16,485,724)**	**100.0**	**(3,138,884)**	**(2,503,412)**	**(936,967)**	**(9,906,461)**	**(16,485,724)**	**(15,723,020)**
Net Effect (A-B)	**730,774**	**(2,428,821)**	**(1,698,047)**		**(592,430)**	**727,342**	**(426,049)**	**(1,406,910)**	**(1,698,047)**	**(2,199,088)**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Nominal Value)

					On September 30 - R$ thousand	
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2019	2018
Futures contracts (1)	116,016,169	108,460,633	52,022,546	110,628,778	387,128,126	422,877,864
Option contracts	13,887,165	307,548,908	5,834,510	8,716,592	335,987,175	291,615,819
Forward contracts (1)	17,321,046	4,582,834	6,816,194	4,576,203	33,296,277	34,607,611
Swap contracts	11,230,462	29,044,599	10,062,577	65,263,106	115,600,744	132,272,290
Total in 2019	**158,454,842**	**449,636,974**	**74,735,827**	**189,184,679**	**872,012,322**	
Total in 2018	**345,027,402**	**138,674,788**	**111,338,070**	**286,333,324**		**881,373,584**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	On September 30 - R$ thousand	
	2019	2018
Government securities		
National treasury bills	3,277,159	2,529,569
National treasury notes	5,578,920	5,241,496
Total	**8,856,079**	**7,771,065**

V) Revenues and expenses, net

	In the nine month period ended September 30 - R$ thousand	
	2019	2018
Swap contracts	(520,393)	(2,335,832)
Forward contracts (1)	953,206	(70,459)
Option contracts	(373,615)	(117,891)
Futures contracts (1)	(4,123,649)	(5,879,120)
Foreign exchange variation of assets and liabilities overseas	1,052,056	5,127,002
Total (Note 7g)	**(3,012,395)**	**(3,276,300)**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparty

	On September 30 - R$ thousand	
	2019	2018
B3 (stock exchange)	685,632,962	654,235,052
B3 (over-the-counter)	**140,152,897**	**176,879,550**
Financial Institutions	62,157,810	91,835,862
Companies	77,588,644	84,884,496
Individuals	406,443	159,192
Overseas (stock exchange) (1)	24,034,474	42,070,998
Overseas (over-the-counter) (1)	22,191,989	8,187,984
Total	**872,012,322**	**881,373,584**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	On September 30 - R$ thousand	
	2019	2018
Risk received in credit Swaps:	**3,182,492**	**1,662,676**
- Debt securities issued by companies	823,052	781,521
- Bonds of the Brazilian public debt	2,310,717	881,155
- Bonds of foreign public debt	48,723	-
Risk transferred in credit Swaps:	**(374,795)**	**(420,410)**
- Brazilian public debt derivatives	(187,397)	(380,371)
- Foreign public debt derivatives	(187,398)	(40,039)
Total net credit risk value	**2,807,697**	**1,242,266**
Effect on Shareholders' Equity	**15,679**	**83,765**
Remuneration on the counterparty receiving the risk	**59**	**(25,258)**

Notes to the Consolidated Financial Statements

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

f) Hedge Accounting

On September 30, 2019, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

I) Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On September 30 - R$ thousand			
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	20,700,898	20,908,730	217,385	130,431
Hedge of interest payments on funding (1)	60,430,542	60,002,880	(239,780)	(143,868)
Hedge of foreign exchange rate changes (3)	5,580,398	5,512,235	(12,879)	(7,727)
Total in 2019	**86,711,838**	**86,423,845**	**(35,274)**	**(21,164)**
Hedge of interest receipts from investments in securities (2)	9,631,686	9,099,199	10,510	6,306
Hedge of interest payments on funding (1)	4,825,810	4,716,211	(34,970)	(20,982)
Total in 2018	**14,457,496**	**13,815,410**	**(24,460)**	**(14,676)**

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2021, making the cash flow fixed;
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2019, making the cash flow fixed; and
(3) Related to hedge certain transactions, indexed to exchange variation, using foreign currency futures (US$), whose maturity is 2019.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(40,073) thousand.

There were no gains/(losses) related to the cash flow hedge recorded in the income statements in the nine month period ended on September 30, 2019 (2018 – R$15,102 thousand).

II) Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On September 30 - R$ thousand			
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,640,677	915,408	(374,173)	(224,504)
Total in 2019	**1,640,677**	**915,408**	**(374,173)**	**(224,504)**
Hedge of exchange variation on future cash flows (1)	1,569,491	820,433	(384,180)	(230,508)
Total in 2018	**1,569,491**	**820,433**	**(384,180)**	**(230,508)**

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$4,977 thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the nine month period ended on September 30, 2019 was R$(15,155) thousand (R$(10,585) thousand in 2018).

g) Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	In the nine month period ended September 30 - R$ thousand	
	2019	2018
Fixed income securities (1)	17,222,036	16,141,870
Interbank investments (Note 6b)	5,904,484	7,619,593
Equity securities	297,824	111,088
Subtotal	**23,424,344**	**23,872,551**
Income from insurance, pension plans and capitalization bonds (2)	19,117,763	14,232,210
Income from derivative financial instruments (Note 7d V)	(3,012,395)	(3,276,300)
Total	**39,529,712**	**34,828,461**

(1) In the nine month period ended on September 30, 2019, there were impairment losses of financial assets (mostly debentures), in the amount of R$180,412 thousand (R$735,655 thousand in 2018), net of constitution/reversal; and
(2) In the nine month period ended on September 30, 2019, there were impairment losses of shares in the amount of R$22 thousand (R$1,468 thousand in 2018).

8) INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a) Reserve requirement

	On September 30 - R$ thousand		
	Remuneration	2019	2018
Compulsory deposit – demand deposits	not remunerated	7,583,420	7,085,025
Compulsory deposit – savings deposits	savings index	21,732,642	21,152,410
Compulsory deposit – time deposits	Selic rate	57,031,105	51,987,411
Reserve requirement – SFH	TR + interest rate	236,062	1,269,268
Total		**86,583,229**	**81,494,114**

For more information on compulsory deposits, see Note 34.

b) Revenue from reserve requirement

	In the nine month period ended September 30 - R$ thousand	
	2019	2018
Reserve requirement – Bacen (Compulsory deposit)	3,372,195	2,817,065
Reserve requirement – SFH	20,031	36,959
Total	**3,392,226**	**2,854,024**

Notes to the Consolidated Financial Statements

9) LOANS

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) By type and maturity

	On September 30 - R$ thousand									
	Performing loans									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (A)	% (4)	Total in 2018 (A)	% (4)
Discounted trade receivables and loans (1)	21,253,917	13,501,120	13,147,022	20,436,495	27,665,797	86,783,384	182,787,735	36.8	167,236,285	37.2
Financing	4,193,780	4,048,586	5,375,800	11,214,759	17,347,050	101,331,487	143,511,462	28.9	131,601,700	29.3
Agricultural and agribusiness loans	1,385,232	837,170	532,633	2,040,992	7,521,044	7,179,392	19,496,463	3.9	20,527,015	4.6
Subtotal	**26,832,929**	**18,386,876**	**19,055,455**	**33,692,246**	**52,533,891**	**195,294,263**	**345,795,660**	**69.6**	**319,365,000**	**71.1**
Leases	91,674	81,817	87,763	256,877	431,402	1,567,122	2,516,655	0.5	1,903,392	0.4
Advances on foreign exchange contracts (2)	2,998,903	2,889,603	1,805,004	4,715,300	3,588,881	-	15,997,691	3.2	13,849,468	3.1
Subtotal	**29,923,506**	**21,358,296**	**20,948,222**	**38,664,423**	**56,554,174**	**196,861,385**	**364,310,006**	**73.3**	**335,117,860**	**74.6**
Other receivables (3)	22,192,146	10,455,830	4,792,497	7,998,853	3,979,398	441,061	49,859,785	10.0	37,442,054	8.3
Total loans	**52,115,652**	**31,814,126**	**25,740,719**	**46,663,276**	**60,533,572**	**197,302,446**	**414,169,791**	**83.3**	**372,559,914**	**82.9**
Acquisition of credit card receivables	1,979,163	734,787	629,457	1,332,660	855,057	-	5,531,124	1.1	4,120,792	0.9
Subtotal	**54,094,815**	**32,548,913**	**26,370,176**	**47,995,936**	**61,388,629**	**197,302,446**	**419,700,915**	**84.4**	**376,680,706**	**83.8**
Sureties and guarantees	1,882,963	444,361	1,612,497	6,018,568	12,764,718	54,089,766	76,812,873	15.4	71,461,539	15.9
Loan assignment - real estate receivables certificate	-	-	-	-	-	-	-	-	778,804	0.2
Guarantee given on rural loans assigned	-	9,575	-	32	-	62,729	72,336	-	76,813	-
Letters of credit for imports	56,919	218,228	99,358	143,079	45,153	369,770	932,507	0.2	436,853	0.1
Confirmed exports loans	768	1,703	11,465	20,000	-	4,030	37,966	-	67,266	-
Total - Off-balance-sheet accounts	**1,940,650**	**673,867**	**1,723,320**	**6,181,679**	**12,809,871**	**54,526,295**	**77,855,682**	**15.6**	**72,821,275**	**16.2**
Total in 2019	**56,035,465**	**33,222,780**	**28,093,496**	**54,177,615**	**74,198,500**	**251,828,741**	**497,556,597**	**100.0**		
Total in 2018	**50,073,410**	**27,448,985**	**24,023,734**	**52,038,536**	**67,134,534**	**228,782,782**			**449,501,981**	**100.0**

Notes to the Consolidated Financial Statements

On September 30 - R$ thousand

	Non-performing loans – Past-due installments								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2019 (B)	% (4)	Total in 2018 (B)	% (4)
Discounted trade receivables and loans (1)	1,067,183	1,164,343	821,718	2,837,271	3,405,027	9,295,542	76.6	9,109,568	83.3
Financing	270,830	222,261	481,396	624,041	212,879	1,811,407	14.9	1,153,100	10.5
Agricultural and agribusiness loans	18,971	36,189	25,603	49,141	29,889	159,793	1.3	274,633	2.5
Subtotal	**1,356,984**	**1,422,793**	**1,328,717**	**3,510,453**	**3,647,795**	**11,266,742**	**92.8**	**10,537,301**	**96.3**
Leases	2,917	2,864	3,132	6,839	2,959	18,711	0.2	15,939	0.1
Advances on foreign exchange contracts (2)	2,788	106,720	82,377	215,603	6,225	413,713	3.4	141,237	1.3
Subtotal	**1,362,689**	**1,532,377**	**1,414,226**	**3,732,895**	**3,656,979**	**11,699,166**	**96.4**	**10,694,477**	**97.7**
Other receivables (3)	220,328	20,036	10,969	101,365	89,356	442,054	3.6	249,146	2.3
Total in 2019	**1,583,017**	**1,552,413**	**1,425,195**	**3,834,260**	**3,746,335**	**12,141,220**	**100.0**		
Total in 2018	**1,364,815**	**1,664,523**	**1,222,709**	**2,934,714**	**3,756,862**			**10,943,623**	**100.0**

On September 30 - R$ thousand

	Non-performing loans – Installments not yet due									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (C)	% (4)	Total in 2018 (C)	% (4)
Discounted trade receivables and loans (1)	657,508	554,387	481,969	1,224,051	1,931,868	4,885,439	9,735,222	63.8	8,565,610	58.1
Financing	233,053	201,466	212,174	501,783	812,596	3,379,703	5,340,775	35.0	5,619,205	38.1
Agricultural and agribusiness loans	860	1,089	666	4,483	21,182	26,252	54,532	0.4	325,140	2.2
Subtotal	**891,421**	**756,942**	**694,809**	**1,730,317**	**2,765,646**	**8,291,394**	**15,130,529**	**99.2**	**14,509,955**	**98.4**
Leases	2,654	2,555	2,473	7,004	10,551	39,772	65,009	0.4	76,090	0.5
Subtotal	**894,075**	**759,497**	**697,282**	**1,737,321**	**2,776,197**	**8,331,166**	**15,195,538**	**99.6**	**14,586,045**	**98.9**
Other receivables (3)	7,013	5,727	5,375	12,742	14,096	15,201	60,154	0.4	158,281	1.1
Total in 2019	**901,088**	**765,224**	**702,657**	**1,750,063**	**2,790,293**	**8,346,367**	**15,255,692**	**100.0**		
Total in 2018	**887,114**	**711,969**	**655,357**	**1,688,287**	**2,583,865**	**8,217,734**			**14,744,326**	**100.0**

Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand			
	Total			
	Total in 2019 (A+B+C)	% (4)	Total in 2018 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	201,818,499	38.4	184,911,463	38.9
Financing	150,663,644	28.7	138,374,005	29.1
Agricultural and agribusiness loans	19,710,788	3.8	21,126,788	4.5
Subtotal	**372,192,931**	**70.9**	**344,412,256**	**72.5**
Leases	2,600,375	0.5	1,995,421	0.4
Advances on foreign exchange contracts (2) (Note 10a)	16,411,404	3.1	13,990,705	2.9
Subtotal	**391,204,710**	**74.5**	**360,398,382**	**75.8**
Other receivables (3)	50,361,993	9.6	37,849,481	8.0
Total loans	**441,566,703**	**84.1**	**398,247,863**	**83.8**
Acquisition of credit card receivables	5,531,124	1.1	4,120,792	0.9
Subtotal	**447,097,827**	**85.2**	**402,368,655**	**84.7**
Sureties and guarantees	76,812,873	14.6	71,461,539	15.0
Loan assignment - real estate receivables certificate	-	-	778,804	0.2
Guarantee given on rural loans assigned	72,336	-	76,813	-
Letters of credit for imports	932,507	0.2	436,853	0.1
Confirmed exports loans	37,966	-	67,266	-
Total - Off-balance-sheet accounts	**77,855,682**	**14.8**	**72,821,275**	**15.3**
Total in 2019	**524,953,509**	**100.0**		
Total in 2018			**475,189,930**	**100.0**

(1) Including credit card loans of R$13,315,370 thousand (R$13,444,351 thousand in 2018);
(2) Advances on foreign exchange contracts are classified as a deduction from "Other Liabilities";
(3) The item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$30,384,039 thousand (R$26,457,483 thousand in 2018); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

Notes to the Consolidated Financial Statements

b) By type and levels of risk

On September 30 - R$ thousand

	Levels of risk												
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Discounted trade receivables and loans	21,974,707	98,556,110	18,277,062	29,378,980	6,731,622	4,858,584	5,288,137	2,994,519	13,758,778	201,818,499	38.9	184,911,463	39.3
Financing	91,729,043	26,862,329	14,751,203	9,862,472	1,580,973	1,197,258	951,449	1,929,687	1,799,230	150,663,644	29.1	138,374,005	29.5
Agricultural and agribusiness loans	6,114,136	7,962,567	3,898,255	1,316,634	215,193	81,074	32,924	12,857	77,148	19,710,788	3.8	21,126,788	4.5
Subtotal	**119,817,886**	**133,381,006**	**36,926,520**	**40,558,086**	**8,527,788**	**6,136,916**	**6,272,510**	**4,937,063**	**15,635,156**	**372,192,931**	**71.8**	**344,412,256**	**73.3**
Leases	446,545	657,917	1,322,053	7,147	13,576	4,563	1,551	75,584	71,439	2,600,375	0.5	1,995,421	0.4
Advances on foreign exchange contracts (2)	7,844,011	2,511,934	3,416,425	1,875,061	25,035	27,421	169,609	373,004	168,904	16,411,404	3.2	13,990,705	3.0
Subtotal	**128,108,442**	**136,550,857**	**41,664,998**	**42,440,294**	**8,566,399**	**6,168,900**	**6,443,670**	**5,385,651**	**15,875,499**	**391,204,710**	**75.5**	**360,398,382**	**76.7**
Other receivables	15,141,377	22,457,929	6,214,963	5,215,461	254,685	121,954	289,330	126,927	539,367	50,361,993	9.7	37,849,481	8.1
Subtotal	**143,249,819**	**159,008,786**	**47,879,961**	**47,655,755**	**8,821,084**	**6,290,854**	**6,733,000**	**5,512,578**	**16,414,866**	**441,566,703**	**85.2**	**398,247,863**	**84.8**
Financial guarantees provided (3)	61,285,925	5,148,857	2,522,874	6,204,524	1,650,693	-	-	-	-	76,812,873	14.8	71,461,539	15.2
Total in 2019	**204,535,744**	**164,157,643**	**50,402,835**	**53,860,279**	**10,471,777**	**6,290,854**	**6,733,000**	**5,512,578**	**16,414,866**	**518,379,576**	**100.0**		
%	**39.4**	**31.7**	**9.7**	**10.4**	**2.0**	**1.2**	**1.3**	**1.1**	**3.2**	**100.0**			
Total in 2018	**183,000,465**	**140,012,829**	**46,486,164**	**55,884,662**	**10,865,260**	**8,129,148**	**4,071,708**	**3,369,817**	**17,889,349**			**469,709,402**	**100.0**
%	**39.0**	**29.8**	**9.9**	**11.9**	**2.3**	**1.7**	**0.9**	**0.7**	**3.8**			**100.0**	

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;
(2) Note 10a; and
(3) The provision for losses, associated to the financial guarantees provided, is being assessed as provided by CMN Resolution No. 4,512/16, for more information on the methodology used, see Note 19c.

Notes to the Consolidated Financial Statements

c) Composition of loan operations by risk level and delay situation

I) Levels of risk

	On September 30 - R$ thousand												
	Levels of risk												
			Non-performing loans (3)										
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Installments not yet due	-	-	**2,286,647**	**2,666,872**	**1,876,012**	**1,663,556**	**954,361**	**1,498,445**	**4,309,799**	**15,255,692**	**100.0**	**14,744,326**	**100.0**
1 to 30	-	-	160,359	176,434	92,953	91,956	59,335	86,195	233,856	901,088	5.9	887,114	6.0
31 to 60	-	-	124,118	157,198	78,128	77,202	51,535	76,491	200,552	765,224	5.0	711,969	4.8
61 to 90	-	-	109,140	127,493	72,668	73,354	50,905	73,125	195,972	702,657	4.6	655,357	4.5
91 to 180	-	-	226,275	312,819	210,879	204,566	130,981	162,250	502,293	1,750,063	11.5	1,688,287	11.5
181 to 360	-	-	302,979	561,959	344,934	334,020	199,460	227,461	819,480	2,790,293	18.3	2,583,865	17.5
More than 360	-	-	1,363,776	1,330,969	1,076,450	882,458	462,145	872,923	2,357,646	8,346,367	54.7	8,217,734	55.7
Past-due installments (2)	-	-	**629,629**	**1,001,206**	**798,604**	**946,617**	**814,417**	**2,160,708**	**5,790,039**	**12,141,220**	**100.0**	**10,943,623**	**100.0**
1 to 14	-	-	15,408	83,460	44,622	32,135	21,595	52,059	203,599	452,878	3.7	386,089	3.5
15 to 30	-	-	589,335	212,973	73,586	66,695	33,787	28,519	125,244	1,130,139	9.3	978,726	9.0
31 to 60	-	-	24,886	677,404	179,942	119,184	75,573	236,934	238,490	1,552,413	12.8	1,664,523	15.2
61 to 90	-	-	-	18,363	473,021	145,658	77,499	493,494	217,160	1,425,195	11.8	1,222,709	11.2
91 to 180	-	-	-	9,006	27,433	569,965	586,680	1,319,356	1,321,820	3,834,260	31.6	2,934,714	26.8
181 to 360	-	-	-	-	-	12,980	19,283	30,346	3,630,514	3,693,123	30.4	3,713,082	33.9
More than 360	-	-	-	-	-	-	-	-	53,212	53,212	0.4	43,780	0.4
Subtotal	-	-	**2,916,276**	**3,668,078**	**2,674,616**	**2,610,173**	**1,768,778**	**3,659,153**	**10,099,838**	**27,396,912**		**25,687,949**	
Specific provision	-	-	29,162	110,042	267,461	783,052	884,390	2,561,407	10,099,838	14,735,352		14,745,386	

(1) Percentage of maturities by installment;
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and
(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

Notes to the Consolidated Financial Statements

On September 30 - R$ thousand

	Levels of risk												
	Performing loans (2)												
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Installments not yet due	**143,097,162**	**158,420,211**	**44,857,407**	**43,749,460**	**6,099,574**	**3,648,686**	**4,877,555**	**1,846,711**	**6,276,859**	**412,873,625**	**99.7**	**371,234,264**	**99.6**
1 to 30	12,719,843	21,902,492	6,355,584	6,678,525	657,404	219,746	1,460,387	368,658	456,847	50,819,486	12.3	44,527,213	11.9
31 to 60	9,433,605	12,090,033	4,629,827	4,354,992	639,022	147,680	103,394	133,764	281,809	31,814,126	7.7	26,058,499	7.0
61 to 90	7,336,260	10,508,075	2,811,879	3,418,322	208,911	157,385	959,983	97,893	242,011	25,740,719	6.2	22,567,336	6.1
91 to 180	15,475,305	19,099,332	4,686,827	5,701,149	369,530	322,269	334,929	104,585	569,350	46,663,276	11.3	44,342,986	11.9
181 to 360	18,654,041	25,993,013	7,293,893	6,550,288	569,137	416,321	179,345	160,007	717,527	60,533,572	14.6	54,622,950	14.6
More than 360	79,478,108	68,827,266	19,079,397	17,046,184	3,655,570	2,385,285	1,839,517	981,804	4,009,315	197,302,446	47.6	179,115,280	48.1
Past due up to 14 days	**152,657**	**588,575**	**106,278**	**238,217**	**46,894**	**31,995**	**86,667**	**6,714**	**38,169**	**1,296,166**	**0.3**	**1,325,650**	**0.4**
Subtotal	**143,249,819**	**159,008,786**	**44,963,685**	**43,987,677**	**6,146,468**	**3,680,681**	**4,964,222**	**1,853,425**	**6,315,028**	**414,169,791**	**100.0**	**372,559,914**	**100.0**
Generic provision	-	795,044	449,637	1,319,630	614,647	1,104,204	2,482,111	1,297,398	6,315,028	14,377,699		13,511,280	
Total in 2019	**143,249,819**	**159,008,786**	**47,879,961**	**47,655,755**	**8,821,084**	**6,290,854**	**6,733,000**	**5,512,578**	**16,414,866**	**441,566,703**			
Existing provision	-	910,223	570,224	3,695,183	1,976,170	2,844,111	4,261,651	5,321,966	16,414,866	35,994,394			
Minimum required provision	-	795,044	478,799	1,429,672	882,108	1,887,256	3,366,501	3,858,805	16,414,866	29,113,051			
Excess provision	-	115,179	91,425	2,265,511	1,094,062	956,855	895,150	1,463,161	-	6,881,343			
Total in 2018	**126,546,604**	**135,812,439**	**45,174,903**	**47,442,071**	**9,818,867**	**8,122,105**	**4,071,708**	**3,369,817**	**17,889,349**			**398,247,863**	
Existing provision	-	770,957	490,886	1,557,111	1,512,630	5,649,952	3,932,524	3,344,259	17,889,349			35,147,668	
Minimum required provision	-	679,062	451,749	1,423,262	981,887	2,436,631	2,035,854	2,358,872	17,889,349			28,256,666	
Excess provision	-	91,895	39,137	133,849	530,743	3,213,321	1,896,670	985,387	-			6,891,002	

(1) Percentage of maturities by installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II) Operations

On September 30 - R$ thousand

Exposure	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Loans	401,048,054	9,315,764	12,177,582	8,071,343	3,130,327	7,613,466	210,167	441,566,703

Notes to the Consolidated Financial Statements

d) Concentration of loans

	On September 30 - R$ thousand			
	2019	**% (1)**	**2018**	**% (1)**
Largest borrower	8,915,703	2.0	9,196,229	2.3
10 largest borrowers	35,455,930	8.0	34,298,716	8.6
20 largest borrowers	51,795,557	11.7	52,807,293	13.3
50 largest borrowers	75,881,318	17.2	75,348,376	18.9
100 largest borrowers	95,022,847	21.5	94,019,157	23.6

(1) Percentage on total portfolio (as defined by Bacen).

e) By economic sector

	On September 30 - R$ thousand			
	2019	**%**	**2018**	**%**
Public sector	**9,015,572**	**2.0**	**9,441,875**	**2.4**
Oil, derivatives and aggregate activities	8,915,703	2.0	9,196,229	2.3
Production and distribution of electricity	3,437	-	1,833	-
Other industries	96,432	-	243,813	0.1
Private sector	**432,551,131**	**98.0**	**388,805,988**	**97.6**
Companies	**212,914,781**	**48.3**	**204,313,485**	**51.3**
Real estate and construction activities	24,300,691	5.5	26,809,258	6.7
Retail	32,104,421	7.3	28,208,957	7.1
Services	19,945,256	4.5	20,643,878	5.2
Transportation and concession	19,530,951	4.4	16,287,971	4.1
Automotive	13,096,649	3.0	12,378,885	3.1
Food products	9,954,198	2.3	12,550,072	3.2
Wholesale	13,479,963	3.1	10,697,308	2.7
Production and distribution of electricity	2,688,673	0.6	5,447,116	1.4
Iron and steel industry	9,529,562	2.2	7,657,259	1.9
Sugar and alcohol	7,029,699	1.6	7,166,203	1.8
Holding	3,884,124	0.9	3,634,109	0.9
Capital goods	3,130,861	0.7	3,753,620	0.9
Pulp and paper	3,131,117	0.7	2,842,350	0.7
Chemical	4,946,920	1.1	3,822,682	1.0
Cooperative	2,786,080	0.6	3,811,541	1.0
Financial	2,456,380	0.6	2,223,084	0.6
Leisure and tourism	3,265,337	0.7	2,975,407	0.7
Textiles	2,248,806	0.5	2,064,854	0.5
Agriculture	1,810,335	0.4	2,061,190	0.5
Oil, derivatives and aggregate activities	2,024,993	0.5	2,216,051	0.6
Other industries	31,569,765	7.1	27,061,690	6.8
Individuals	**219,636,350**	**49.7**	**184,492,503**	**46.3**
Total	**441,566,703**	**100.0**	**398,247,863**	**100.0**

Notes to the Consolidated Financial Statements

f) Breakdown of loans and allowance for loan losses

On September 30 - R$ thousand

Level of risk	Portfolio balance							
	Non-performing loans			Performing loans	Total	% (1)	% 2019 YTD (2)	% 2018 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans					
AA	-	-	-	143,249,819	143,249,819	32.5	32.5	31.8
A	-	-	-	159,008,786	159,008,786	36.1	68.6	65.9
B	629,629	2,286,647	2,916,276	44,963,685	47,879,961	10.8	79.4	77.2
C	1,001,206	2,666,872	3,668,078	43,987,677	47,655,755	10.8	90.2	89.1
Subtotal	**1,630,835**	**4,953,519**	**6,584,354**	**391,209,967**	**397,794,321**	**90.2**		
D	798,604	1,876,012	2,674,616	6,146,468	8,821,084	2.0	92.2	91.6
E	946,617	1,663,556	2,610,173	3,680,681	6,290,854	1.4	93.6	93.6
F	814,417	954,361	1,768,778	4,964,222	6,733,000	1.5	95.1	94.6
G	2,160,708	1,498,445	3,659,153	1,853,425	5,512,578	1.2	96.3	95.5
H	5,790,039	4,309,799	10,099,838	6,315,028	16,414,866	3.7	100.0	100.0
Subtotal	**10,510,385**	**10,302,173**	**20,812,558**	**22,959,824**	**43,772,382**	**9.8**		
Total in 2019	**12,141,220**	**15,255,692**	**27,396,912**	**414,169,791**	**441,566,703**	**100.0**		
%	**2.7**	**3.5**	**6.2**	**93.8**	**100.0**			
Total in 2018	**10,943,623**	**14,744,326**	**25,687,949**	**372,559,914**	**398,247,863**			
%	**2.8**	**3.7**	**6.5**	**93.5**	**100.0**			

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk in relation to the total portfolio.

Notes to the Consolidated Financial Statements

On September 30 - R$ thousand

Level of risk	Provision									
	% Minimum provisioning required	Minimum required					Excess	Existing	% 2019 YTD (1)	% 2018 YTD (1)
		Specific			Generic	Total				
		Installments past due	Installments not yet due	Total specific						
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	795,044	795,044	115,179	910,223	0.6	0.6
B	1.0	6,296	22,866	29,162	449,637	478,799	91,425	570,224	1.2	1.1
C	3.0	30,036	80,006	110,042	1,319,630	1,429,672	2,265,511	3,695,183	7.8	3.3
Subtotal		**36,332**	**102,872**	**139,204**	**2,564,311**	**2,703,515**	**2,472,115**	**5,175,630**	**1.3**	**0.8**
D	10.0	79,860	187,601	267,461	614,647	882,108	1,094,062	1,976,170	22.4	15.4
E	30.0	283,985	499,067	783,052	1,104,204	1,887,256	956,855	2,844,111	45.2	69.6
F	50.0	407,209	477,181	884,390	2,482,111	3,366,501	895,150	4,261,651	63.3	96.6
G	70.0	1,512,496	1,048,911	2,561,407	1,297,398	3,858,805	1,463,161	5,321,966	96.5	99.2
H	100.0	5,790,039	4,309,799	10,099,838	6,315,028	16,414,866	-	16,414,866	100.0	100.0
Subtotal		**8,073,589**	**6,522,559**	**14,596,148**	**11,813,388**	**26,409,536**	**4,409,228**	**30,818,764**	**70.4**	**74.7**
Total in 2019		**8,109,921**	**6,625,431**	**14,735,352**	**14,377,699**	**29,113,051**	**6,881,343**	**35,994,394**	**8.2**	
%		**22.5**	**18.4**	**40.9**	**39.9**	**80.9**	**19.1**	**100.0**		
Total in 2018		**7,514,987**	**7,230,399**	**14,745,386**	**13,511,280**	**28,256,666**	**6,891,002**	**35,147,668**		**8.8**
%		**21.4**	**20.6**	**42.0**	**38.4**	**80.4**	**19.6**	**100.0**		

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

Notes to the Consolidated Financial Statements

g) Changes in allowance for loan losses

	R$ thousand	
	2019	**2018**
- Specific provision (1)	**14,039,739**	**16,828,454**
- Generic provision (2)	**14,061,801**	**12,699,936**
- Excess provision (3)	**6,881,309**	**6,895,477**
Opening balance on December 31	**34,982,849**	**36,423,867**
Accounting for allowance for loan losses (Note 9h) (4)	13,391,299	13,760,676
Write-offs	(12,739,016)	(15,121,874)
Exchange variation	359,262	84,999
Closing balance on September 30	**35,994,394**	**35,147,668**
- Specific provision (1)	**14,735,352**	**14,745,386**
- Generic provision (2)	**14,377,699**	**13,511,280**
- Excess provision (3)	**6,881,343**	**6,891,002**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The excess provision is recognized based on Management's experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 9f); and
(4) Includes the reversal of allowance for loan losses relating to the assignment of loans which were 100% provisioned.

h) Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	In the nine month period ended September 30 - R$ thousand	
	2019	**2018**
Amount recorded	13,391,299	13,760,676
Amount recovered	(6,424,441)	(5,608,535)
Allowance for Loan Losses expense net of amounts recovered (1)	**6,966,858**	**8,152,141**

(1) In the nine month period ended on September 30, 2019, there was an assignment of active operation credit, which was 100% provisioned, in the amount of R$1,667,748 thousand, whose sale value was R$18,340 thousand and credit assignments of operations, already written off as losses, without retaining risks and benefits in the amount of R$9,791,942 thousand (R$8,849,035 thousand in 2018), whose sale value was R$174,312 thousand (R$155,490 thousand in 2018).

Notes to the Consolidated Financial Statements

i) Changes in the renegotiated portfolio

	On September 30 - R$ thousand	
	2019	2018
Opening balance on December 31	**17,143,212**	**17,183,869**
Amount renegotiated	15,519,916	11,685,534
Amount received	(10,359,642)	(7,013,141)
Write-offs	(3,540,904)	(4,384,551)
Closing balance on September 30	**18,762,582**	**17,471,711**
Allowance for loan losses	12,456,932	13,633,053
Percentage on renegotiated portfolio	66.4%	78.0%

j) Income from loans and leases

	In the nine month period ended September 30 - R$ thousand	
	2019	2018
Discounted trade receivables and loans	36,483,453	33,600,293
Financing	12,356,236	11,600,400
Agricultural and agribusiness loans	1,071,767	1,542,569
Subtotal	**49,911,456**	**46,743,262**
Recovery of credits charged-off as losses	6,424,441	5,608,535
Subtotal	**56,335,897**	**52,351,797**
Leases, net of expenses	186,504	170,646
Total	**56,522,401**	**52,522,443**

10) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balances

	On September 30 - R$ thousand	
	2019	2018
Assets – other receivables		
Exchange purchases pending settlement	34,336,826	21,360,166
Foreign exchange and forward documents in foreign currencies	11,393	1,797
Exchange sale receivables	16,539,392	2,792,615
(-) Advances in domestic currency received	(404,124)	(502,394)
Income receivable on advances granted	327,049	238,316
Total	**50,810,536**	**23,890,500**
Liabilities – other liabilities		
Exchange sales pending settlement	16,948,868	6,095,958
Exchange purchase payables	32,957,361	16,814,938
(-) Advances on foreign exchange contracts	(16,411,404)	(13,990,705)
Other	386	2,967
Total	**33,495,211**	**8,923,158**
Net foreign exchange portfolio	**17,315,325**	**14,967,342**
Off-balance-sheet accounts:		
- Loans available for import	932,507	436,853
- Confirmed exports loans	37,966	67,266

Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	In the nine month period ended September 30 - R$ thousand	
	2019	**2018**
Foreign exchange income	**3,008,279**	**1,537,248**
Adjustments:		
- Income on foreign currency financing (1)	174,464	176,227
- Income on export financing (1)	1,358,310	1,240,697
- Expenses of liabilities with foreign bankers (2) (Note 16c)	(2,475,748)	(1,273,562)
- Funding expenses (3)	(1,353,999)	(1,252,870)
- Other (4)	17,707	635,859
Total adjustments	**(2,279,266)**	**(473,649)**
Adjusted foreign exchange income	**729,013**	**1,063,599**

(1) Recognized in "Income from loans";
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

b) Sundry

	On September 30 - R$ thousand	
	2019	**2018**
Deferred tax assets (Note 33c)	57,759,639	58,952,439
Credit card operations	30,384,039	26,457,483
Debtors for escrow deposits	18,709,128	18,814,673
Trade and credit receivables	19,565,330	11,187,160
Prepaid taxes	15,594,706	11,976,866
Other debtors	2,596,838	3,430,023
Payments to be reimbursed	842,348	899,024
Receivables from sale of assets	165,829	203,505
Other	1,144,797	746,082
Total	**146,762,654**	**132,667,255**

Notes to the Consolidated Financial Statements

11) OTHER ASSETS

a) Foreclosed assets/other

	Cost	Allowance for losses	Cost net of provision	
			On September 30 - R$ thousand	
			2019	2018
Real estate	2,554,643	(1,601,178)	953,465	1,149,964
Vehicles and similar	534,261	(309,504)	224,757	237,069
Inventories/warehouse	12,848	-	12,848	17,552
Machinery and equipment	6,406	(3,237)	3,169	267
Other	11,596	(11,596)	-	1,232
Total in 2019	**3,119,754**	**(1,925,515)**	**1,194,239**	
Total in 2018	**2,989,609**	**(1,583,525)**		**1,406,084**

b) Prepaid expenses

	On September 30 - R$ thousand	
	2019	2018
Deferred insurance acquisition costs (1)	1,016,007	990,553
Commission on the placement of loans and financing (2)	629,486	499,106
Advertising and marketing expenses (3)	157,525	108,375
Other (4)	622,049	944,261
Total	**2,425,067**	**2,542,295**

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

12) INVESTMENTS

a) Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On September 30 - R$ thousand	
	2019	2018
- Cielo S.A.	4,108,527	4,157,100
- Elo Participações Ltda.	1,417,695	1,258,772
- Fleury S.A.	688,266	686,014
- IRB-Brasil Resseguros S.A.	614,327	540,881
- Swiss Re Corporate Solutions Brasil	342,862	451,896
- Aquarius Participações S.A. (1)	41,346	353,706
- Haitong Banco de Investimento do Brasil S.A.	103,274	103,944
- Others	488,603	432,682
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	**7,804,900**	**7,984,995**
- Tax incentives	95,540	234,717
- Other investments	135,951	157,708
Provision for:		
- Tax incentives	(51,445)	(208,106)
- Other investments	(32,379)	(35,298)
Total investments	**7,952,567**	**8,134,016**

(1) In December 2018, the partial spin-off of Fidelity Processadora S.A. occurred, a company controlled by Aquarius Participações S.A.

Notes to the Consolidated Financial Statements

b) The income/expense from the equity method accounting of investments was recognized in the statement of income, under "Share of profit (loss) of unconsolidated and jointly controlled companies", and are demonstrated below:

Companies	In the nine month period ended September 30 - R$ thousand							
	Capital	Shareholders' equity adjusted	Number of shares/quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)	
			Ordinary (ON)	Preferential (PN)			2019	2018
- Elo Participações Ltda. (2)	1,052,000	2,834,823	526,105	-	50.01%	490,620	245,359	214,139
- Aquarius Participações S.A. (3)	63,600	84,380	30,541	623	49.00%	18,298	8,966	90,077
- Haitong Banco de Investimento do Brasil S.A.	420,000	516,370	12,734	12,734	20.00%	15,015	3,003	(299)
- Others (4)	-	-	-	-	-	-	638,430	851,085
Share of profit (loss) of unconsolidated and jointly controlled companies							**895,758**	**1,155,002**

(1) The adjustment considers income periodically calculated by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies;
(3) In December 2018, the partial spin-off of Fidelity Processadora S.A. occurred, a company controlled by Aquarius Participações S.A.; and
(4) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A.).

Notes to the Consolidated Financial Statements

13) PREMISES AND EQUIPMENT

	On September 30 - R$ thousand				
	Annual depreciation rate	Cost	Depreciation	Cost net of depreciation	
				2019	2018
Property and equipment:					
- Buildings	4%	2,407,180	(789,902)	1,617,278	1,628,553
- Land	-	816,162	-	816,162	818,723
Facilities, furniture and premises and equipment	10%	5,895,713	(2,888,980)	3,006,733	2,298,133
Security and communication systems	10%	368,035	(216,100)	151,935	141,033
Data processing systems	20 to 40%	8,934,152	(5,734,352)	3,199,800	2,461,953
Transportation systems	10 to 20%	100,829	(67,154)	33,675	32,163
Fixed Assets in course	-	102,348	-	102,348	62,347
Total in 2019		**18,624,419**	**(9,696,488)**	**8,927,931**	
Total in 2018		**16,587,588**	**(9,144,683)**		**7,442,905**

The fixed assets to shareholders' equity ratio is 33.7% when considering only the companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as required by Resolution No. 2,669/99.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$6,314,400 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,714,329 thousand recognized in 'Permanent Assets – Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re); and (ii) R$4,600,071 thousand arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

In the nine month period ended on September 30, 2019, goodwill was amortized totaling R$1,244,875 thousand (R$1,665,962 thousand in 2018) (Note 28).

b) Intangible assets

Acquired intangible assets consist of:

	On September 30 - R$ thousand				
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization	
				2019	2018
Acquisition of financial services rights	Contract	7,440,842	(2,904,435)	4,536,407	3,744,412
Software (2)	20%	11,613,286	(8,267,289)	3,345,997	3,610,312
Goodwill (3)	Up to 20%	11,973,877	(7,373,806)	4,600,071	5,838,893
Other	Contract	195,957	(41,690)	154,267	35,991
Total in 2019		**31,223,962**	**(18,587,220)**	**12,636,742**	
Total in 2018		**29,897,451**	**(16,667,843)**		**13,229,608**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of Payroll and Goodwill in "Other Operating Expenses";
(2) Software acquired and/or developed by specialized companies; and
(3) On September 30, 2019, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$511,370 thousand, Odontoprev - R$10,596 thousand, Odonto System – R$183,196 thousand, Bradescard Mexico - R$14,480 thousand, Bradesco BBI - R$88,413 thousand, Kirton Bank - R$3,371,992 thousand, BBC Processadora - R$211,301 thousand and RCB Investimentos - R$194,735 thousand (value subject to change due to price adjustment).

Notes to the Consolidated Financial Statements

c) Changes in intangible assets by type

	On September 30 - R$ thousand			
	Opening balance (1)	**Additions / (reductions)**	**Amortization for the period**	**Closing balance**
Acquisition of financial services rights	4,795,136	710,890	(969,619)	4,536,407
Software	3,241,280	946,282	(841,565)	3,345,997
Goodwill – Future profitability	3,404,652	8,078	(752,523)	2,660,207
Goodwill – Based on intangible assets and other reasons	1,798,358	-	(481,208)	1,317,150
Goodwill – Difference in fair value of assets/liabilities	633,858	-	(11,144)	622,714
Other	22,067	135,783	(3,583)	154,267
Total in 2019	**13,895,351**	**1,801,033**	**(3,059,642)**	**12,636,742**
Total in 2018	**15,233,850**	**1,484,584**	**(3,488,826)**	**13,229,608**

(1) Opening balance on December 31, 2018.

Notes to the Consolidated Financial Statements

15) DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits

					On September 30 - R$ thousand	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
• Demand deposits (1)	34,385,440	-	-	-	**34,385,440**	**33,487,987**
• Savings deposits (1)	109,079,929	-	-	-	**109,079,929**	**106,375,341**
• Interbank deposits	5,802	311,057	11,664	10,334	**338,857**	**604,286**
• Time deposits (2)	7,815,663	21,162,864	33,852,016	131,107,523	**193,938,066**	**178,374,380**
Total in 2019	**151,286,834**	**21,473,921**	**33,863,680**	**131,117,857**	**337,742,292**	
%	**44.8**	**6.4**	**10.0**	**38.8**	**100.0**	
Total in 2018	**149,004,033**	**14,126,319**	**29,531,659**	**126,179,983**		**318,841,994**
%	**46.7**	**4.4**	**9.3**	**39.6**		**100.0**

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b) Securities sold under agreements to repurchase

					On September 30 - R$ thousand	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Own portfolio	**129,278,570**	**1,803,456**	**303,818**	**957,521**	**132,343,365**	**129,157,568**
• Government securities	120,007,764	274,967	500	-	120,283,231	103,317,479
• Debentures	2,665,512	776	-	18,474	2,684,762	15,266,820
• Foreign	6,605,294	1,527,713	303,318	939,047	9,375,372	10,573,269
Third-party portfolio (1)	**49,479,173**	**243,065**	-	-	**49,722,238**	**81,529,704**
Unrestricted portfolio (1)	**6,030,624**	**156,211**	-	-	**6,186,835**	**7,270,673**
Total in 2019	**184,788,367**	**2,202,732**	**303,818**	**957,521**	**188,252,438**	
%	**98.1**	**1.2**	**0.2**	**0.5**	**100.0**	
Total in 2018	**202,500,211**	**10,815,329**	**3,689,623**	**952,782**		**217,957,945**
%	**92.9**	**5.0**	**1.7**	**0.4**		**100.0**

(1) Represented by government securities.

Notes to the Consolidated Financial Statements

c) Funds from issuance of securities

	On September 30 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Securities – Brazil:						
- Financial bills	728,734	23,872,478	20,036,463	69,338,158	113,975,833	106,068,205
- Letters of credit for real estate	1,316,883	7,602,601	14,494,602	1,823,514	25,237,600	26,457,703
- Letters of credit for agribusiness	1,180,251	4,275,658	6,691,223	1,562,240	13,709,372	12,526,429
- Letters of credit guaranteed by property (2)	-	-	-	5,409,021	5,409,021	-
Subtotal	**3,225,868**	**35,750,737**	**41,222,288**	**78,132,933**	**158,331,826**	**145,052,337**
Securities – Overseas:						
- Securitization of future flow of money orders received from overseas	11,536	574,395	686,668	1,142,501	2,415,100	2,045,874
- MTN Program Issues (1)	17,100	-	220,714	1,239,261	1,477,075	1,271,151
- Issuance costs	-	(95)	(2,305)	(14,770)	(17,170)	(17,914)
Subtotal	**28,636**	**574,300**	**905,077**	**2,366,992**	**3,875,005**	**3,299,111**
Structured Operations Certificates	**38,007**	**176,937**	**220,765**	**485,787**	**921,496**	**575,148**
Total in 2019	**3,292,511**	**36,501,974**	**42,348,130**	**80,985,712**	**163,128,327**	
%	**2.0**	**22.4**	**26.0**	**49.6**	**100.0**	
Total in 2018	**7,568,494**	**26,833,845**	**35,234,693**	**79,289,564**		**148,926,596**
%	**5.1**	**18.0**	**23.7**	**53.2**		**100.0**

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term; and

(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$5,837,084 thousand, which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement. Programs 1 and 2 for the issuance of letters of credit guaranteed by property (LIGs) have, respectively, a weighted average term for the portfolio of assets of 240 and 256 months and the issuance of LIGs with a term of 29 and 34 months, with no maturity of LIGs in the next 180 days, the credit rights correspond to 0.51% of total assets and 39.56% of the value of collateral of the properties. Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 86.52% and 10.67%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17, are located on the Bradesco RI website.

Notes to the Consolidated Financial Statements

d) Movement of funds from issuance of securities

	R$ thousand	
	2019	**2018**
Opening balance on December 31	**147,720,730**	**135,011,308**
Issuance	63,054,791	70,569,589
Interest	7,421,021	7,040,533
Settlement and interest payments	(55,348,831)	(64,335,253)
Exchange variation	280,616	640,419
Closing balance on September 30	**163,128,327**	**148,926,596**

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	In the nine month period ended September 30 - R$ thousand	
	2019	**2018**
Savings deposits	3,530,326	3,456,484
Time deposits	5,971,461	4,280,291
Securities sold under agreements to repurchase	9,165,614	11,631,560
Funds from issuance of securities	7,421,021	7,040,533
Subordinated debts (Note 18)	2,937,266	2,623,306
Other funding expenses	635,812	618,704
Subtotal	**29,661,500**	**29,650,878**
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	**12,929,009**	**9,414,963**
Total	**42,590,509**	**39,065,841**

16) BORROWING AND ON-LENDING

a) Borrowing

	On September 30 - R$ thousand					
	1 to 30 days	**31 to 180 days**	**181 to 360 days**	**More than 360 days**	**2019**	**2018**
Overseas	**5,177,688**	**14,307,740**	**8,720,288**	**2,021,030**	**30,226,746**	**30,208,637**
Total in 2019	**5,177,688**	**14,307,740**	**8,720,288**	**2,021,030**	**30,226,746**	
%	**17.1**	**47.4**	**28.8**	**6.7**	**100.0**	
Total in 2018	**4,096,046**	**11,646,529**	**13,805,097**	**660,965**		**30,208,637**
%	**13.6**	**38.6**	**45.6**	**2.2**		**100.0**

b) On-lending

	On September 30 - R$ thousand					
	1 to 30 days	**31 to 180 days**	**181 to 360 days**	**More than 360 days**	**2019**	**2018**
In Brazil	**829,330**	**2,671,958**	**3,185,829**	**16,037,641**	**22,724,758**	**25,297,248**
- FINAME	472,281	1,724,337	2,120,503	8,205,647	12,522,768	14,541,699
- BNDES	357,049	947,604	988,494	7,831,883	10,125,030	10,625,507
- National Treasury	-	-	75,513	-	75,513	128,528
- Other institutions	-	17	1,319	111	1,447	1,514
Total in 2019	**829,330**	**2,671,958**	**3,185,829**	**16,037,641**	**22,724,758**	
%	**3.6**	**11.8**	**14.0**	**70.6**	**100.0**	
Total in 2018	**1,036,559**	**3,378,088**	**3,521,979**	**17,360,622**		**25,297,248**
%	**4.1**	**13.4**	**13.9**	**68.6**		**100.0**

Notes to the Consolidated Financial Statements

c) Borrowing and on-lending expenses

	In the nine month period ended September 30 - R$ thousand	
	2019	**2018**
Borrowing:		
- In Brazil	330,487	70,558
- Overseas	6,459,242	10,759,653
- Exchange variation from assets and liabilities overseas	(3,321,150)	(5,074,885)
Subtotal borrowing	**3,468,579**	**5,755,326**
On-lending in Brazil:		
- BNDES	577,790	640,665
- FINAME	603,549	583,695
- National Treasury	3,438	2,852
- Other institutions	3	4
On-lending overseas:		
- Payables to foreign bankers (Note 10a)	2,475,748	1,273,562
Subtotal on-lending	**3,660,528**	**2,500,778**
Total	**7,129,107**	**8,256,104**

17) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by former Bradesco employees do not represent individually relevant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization's financial position.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss, of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for two (02) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are evaluated individually based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and COFINS – R$2,612,386 thousand (R$2,564,800 thousand in 2018): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

Notes to the Consolidated Financial Statements

- Pension Contributions – R$1,783,552 thousand (R$1,548,837 thousand in 2018): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$1,255,381 thousand (R$1,646,913 thousand in 2018): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$622,079 thousand: assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- INSS Autonomous Brokers – R$484,963 thousand (R$675,433 thousand in 2018): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

- INSS – Contribution to SAT – R$429,426 thousand (R$413,525 thousand in 2018): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV - Provisions by nature

	On September 30 - R$ thousand	
	2019	**2018**
Labor claims	5,842,430	6,023,797
Civil claims	5,643,125	5,537,685
Provision for tax risks	8,246,954	7,923,734
Total (Note 19b)	**19,732,509**	**19,485,216**

V - Changes in provisions

	R$ thousand		
	2019		
	Labor	**Civil**	**Tax (1)**
Balance on December 31, 2018	**5,983,603**	**5,614,362**	**8,204,206**
Adjustment for inflation	498,648	399,567	276,177
Provisions, net of (reversals and write-offs) (1)	1,154,819	1,055,858	(218,489)
Payments	(1,794,640)	(1,426,662)	(14,940)
Balance on September 30, 2019	**5,842,430**	**5,643,125**	**8,246,954**

(1) Includes reversal of IR and CS on losses on receivables in the amount of R$230,852 thousand.

Notes to the Consolidated Financial Statements

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on September 30, 2019, R$8,470,963 thousand (R$8,670,048 thousand in 2018) for civil claims and R$33,929,205 thousand (R$24,544,304 thousand in 2018) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012, 2013, 2014 and 2015 – R$9,694,792 thousand (R$1,670,067 thousand in 2018): due to the disallowance of operating expenses (CDI), related to resources that were capitalized between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2015 – R$7,024,887 thousand (R$6,840,761 thousand in 2018), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2011 and 2012 – R$5,137,266 thousand (R$5,030,229 thousand in 2018): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

- Leasing companies' Tax on Services of any Nature (ISSQN), R$2,504,398 thousand (R$2,516,752 thousand in 2018) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

- PIS and COFINS notifications and disallowances of compensations – R$1,480,337 thousand (R$1,434,363 thousand in 2018): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

- Social Security Contribution Taxes – 2014 and 2015 – R$1,232,656 thousand: related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- IRPJ and CSLL deficiency note – 2000 to 2012 – R$1,081,334 thousand (R$2,285,560 thousand in 2018): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2005 to 2013 – R$917,671 thousand (R$584,276 thousand in 2018): relating to disallowance of expenses with credit losses; and

- IRPJ and CSLL deficiency note – 2008 and 2013 – R$604,322 thousand (R$532,961 thousand in 2018): relating to profit of subsidiaries based overseas.

Notes to the Consolidated Financial Statements

d) Other matters

On May 31, 2016, three members of Bradesco's Board of Executive Officers have been charged by the Brazilian Federal Police under the so-called Operation Zelotes or "*Operação Zelotes*", which investigates the alleged improper performance of members of CARF - Administrative Council of Tax Appeals. On July 28, 2016, the Public Prosecutor's Office filed charges against the three members of the Board of Executive Officers, and a former member of the Board of Directors, which was received by the Federal District Judiciary Section's 10th Federal Court Judge. Currently, only two ex-members of Bradesco's Board of Executive Officers remain in the process. The business executives presented their responses in the criminal case, pointing out facts and evidence demonstrating their innocence. The investigation phase of the process was already completed, and is currently waiting for the decision of the first degree court.

The Company's Management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its representatives. Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the *Operação Zelotes*, a Class Action was filed against Bradesco and three members of its Board of Executive Officers before the District Court of New York ("Court"), on June 3, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. Based on the allegation that investors who purchased preferred American Depositary Shares ("ADS") of Bradesco between April 30, 2012 and July 27, 2016 had suffered losses caused by alleged violation regarding the American laws of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased preferred ADS of Bradesco between August 8, 2014 and July 27, 2016, as well as excluding one of the executives. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement ("Agreement") to terminate the Class Action, which was submitted to the Court and, after meeting the conditions established therein, they subjected it to the final judicial approval. The Agreement included a payment of US$14.5 million which was made by Bradesco, to terminate the Class Action and claims from investors that acquired the ADS of Bradesco in the period from August 8, 2014 to July 27, 2016, with the exception of those who requested their exclusion from this Agreement. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

Also as a result of *Operação Zelotes*, Bradesco was summoned by the *Corregedoria Geral do Ministério da Fazenda* for the opening of an administrative investigation to verify the need to file an Administrative Accountability Process ("PAR"). The Administrative Accountability Process may imply the application of fine and/or be mentioned in public lists that may eventually bring restrictions on business with public entities.

Notes to the Consolidated Financial Statements

18) SUBORDINATED DEBT

a) Composition by maturity

			On September 30 - R$ thousand	
	Original term in years	Nominal amount	2019	2018
In Brazil:				
Subordinated CDB:				
2019 (2)	10	-	-	68,174
Financial bills:				
2018 (1)	6	-	-	283,104
2019 (2)	6	-	-	38,571
2018 (1)	7	-	-	788
2019	7	3,089,916	3,399,716	3,533,283
2020	7	1,700	3,238	2,990
2022	7	4,305,011	6,340,740	5,912,845
2023	7	1,359,452	1,930,255	1,796,685
2024	7	67,450	85,727	78,943
2025 (3)	7	5,425,906	5,863,531	5,486,674
2019	8	4,245	10,782	30,865
2020	8	28,556	63,320	58,213
2021	8	1,236	2,323	2,158
2023	8	1,706,846	2,623,832	2,414,483
2024	8	136,695	183,231	169,322
2025	8	6,193,653	6,338,752	6,324,352
2026 (3)	8	870,300	940,049	879,648
2021	9	7,000	14,795	13,828
2024	9	4,924	8,138	7,230
2025	9	400,944	516,658	481,835
2027 (3)	9	144,900	157,507	146,582
2021	10	19,200	48,387	43,992
2022	10	54,143	115,831	106,460
2023	10	688,064	1,201,184	1,125,748
2025	10	284,137	501,579	436,700
2026	10	361,196	513,454	470,185
2027	10	258,743	313,888	291,100
2028 (3)	10	248,300	275,995	252,071
2026	11	3,400	4,848	4,479
2027	11	47,046	61,756	57,265
2028	11	74,764	89,924	82,684
Perpetual (3)		9,201,200	9,787,447	5,423,979
Subtotal in Brazil			**41,396,887**	**36,025,236**
Overseas:				
2019 (2)	10	-	-	3,105,400
2021	11	2,766,650	6,739,944	6,476,474
2022	11	1,886,720	4,596,016	4,416,063
Issuance costs on funding			(5,795)	(11,192)
Subtotal overseas			**11,330,165**	**13,986,745**
Total (4) (5)			**52,727,052**	**50,011,981**

(1) Subordinated debt transactions that matured in 2018;
(2) Subordinated debt transactions that matures in the third quarter of 2019;
(3) Issues of financial letters subordinate were recognized under the heading "Eligible Debt Capital Instruments";
(4) It includes the amount of R$36,537,312 thousand (R$30,717,063 thousand in 2018), referring to subordinated debts recognized in "Eligible Debt Capital Instruments"; and
(5) The information on results is presented on Note 15e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

Notes to the Consolidated Financial Statements

b) Movement of subordinated debts

	R$ thousand	
	2019	**2018**
Opening balance on December 31	**53,643,444**	**50,179,401**
Issuance	-	6,804,906
Interest	2,937,266	2,623,306
Settlement and interest payments	(4,878,019)	(12,044,108)
Exchange variation/Others	1,024,361	2,448,476
Closing balance on September 30	**52,727,052**	**50,011,981**

19) OTHER LIABILITIES

a) Tax and social security

	On September 30 - R$ thousand	
	2019	**2018**
Provision for deferred income tax (Note 33e)	8,145,671	3,927,049
Taxes and contributions on profit payable	2,412,594	2,768,943
Taxes and contributions payable	1,665,710	1,685,839
Total	**12,223,975**	**8,381,831**

b) Sundry

	On September 30 - R$ thousand	
	2019	**2018**
Credit card operations	2,978,069	3,742,825
Civil, tax and labor provisions (Note 17b)	19,732,509	19,485,216
Loan assignment obligations	6,862,972	7,991,735
Provision for payments	7,851,991	8,062,194
Sundry creditors	4,618,048	3,536,288
Liabilities for acquisition of assets and rights	1,386,580	1,192,637
Obligations by quotas of investment funds	1,791,625	1,522,170
Other (1)	5,191,869	5,321,990
Total	**50,413,663**	**50,855,055**

(1) Includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16.

c) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under "Other operating income/expenses".

	On September 30 - R$ thousand			
	2019		**2018**	
	Guaranteed Values	**Provisions**	**Guaranteed Values**	**Provisions**
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	39,770,579	(246,286)	36,916,332	(284,424)
Bank sureties	36,151,586	(353,080)	33,439,091	(462,309)
Others	890,708	(13,942)	1,106,116	(42,562)
Total	**76,812,873**	**(613,308)**	**71,461,539**	**(789,295)**

Notes to the Consolidated Financial Statements

20) INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a) Technical provisions by account

	On September 30 - R$ thousand							
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Current and long-term liabilities								
Mathematical reserve for unvested benefits	1,453,632	1,208,702	226,958,275	213,551,905	-	-	**228,411,907**	**214,760,607**
Mathematical reserve for vested benefits	403,985	337,674	8,713,030	8,478,114	-	-	**9,117,015**	**8,815,788**
Mathematical reserve for capitalization bonds	-	-	-	-	7,640,969	6,982,605	**7,640,969**	**6,982,605**
Reserve for claims incurred but not reported (IBNR)	3,618,717	3,391,688	876,265	944,688	-	-	**4,494,982**	**4,336,376**
Unearned premium reserve (3)	4,467,485	4,300,723	825,879	642,546	-	-	**5,293,364**	**4,943,269**
Complementary reserve for coverage (4)	-	-	-	523,189	-	-	**-**	**523,189**
Reserve for unsettled claims	4,667,443	4,451,684	1,392,392	1,361,832	-	-	**6,059,835**	**5,813,516**
Reserve for financial surplus	-	-	593,921	560,931	-	-	**593,921**	**560,931**
Reserve for draws and redemptions	-	-	-	-	971,622	944,395	**971,622**	**944,395**
Other reserves	2,052,882	2,186,745	4,951,774	4,691,051	86,837	94,817	**7,091,493**	**6,972,613**
Total technical provisions	**16,664,144**	**15,877,216**	**244,311,536**	**230,754,256**	**8,699,428**	**8,021,817**	**269,675,108**	**254,653,289**

Notes to the Consolidated Financial Statements

b) Guarantees for technical provisions

							On September 30 - R$ thousand	
	Insurance		Life and pension plans		Capitalization bonds		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Total technical provisions	**16,664,144**	**15,877,216**	**244,311,536**	**230,754,256**	**8,699,428**	**8,021,817**	**269,675,108**	**254,653,289**
(+) Monetary effect on the preparation of LAT	-	-	**2,161,450**	-	-	-	**2,161,450**	-
(-) Commercialization surcharge – extended warranty	(17,717)	(72,182)	-	-	-	-	**(17,717)**	**(72,182)**
(-) Portion corresponding to contracted reinsurance	(111,595)	(104,464)	(10,844)	(13,143)	-	-	**(122,439)**	**(117,607)**
(-) Receivables	(1,099,863)	(1,078,560)	-	-	-	-	**(1,099,863)**	**(1,078,560)**
(-) Unearned premium reserve – Health and dental insurance (4)	(1,481,543)	(1,350,194)	-	-	-	-	**(1,481,543)**	**(1,350,194)**
(-) Reserves from DPVAT agreements	(582,091)	(596,216)	-	-	-	-	**(582,091)**	**(596,216)**
To be insured	**13,371,335**	**12,675,600**	**246,462,142**	**230,741,113**	**8,699,428**	**8,021,817**	**268,532,905**	**251,438,530**
Investment fund quotas (VGBL and PGBL)	-	-	206,020,658	194,918,439	-	-	**206,020,658**	**194,918,439**
Investment fund quotas (excluding VGBL and PGBL)	4,233,337	5,274,866	27,284,279	21,536,925	1,382,478	1,084,893	**32,900,094**	**27,896,684**
Government securities	11,623,326	9,646,752	24,061,864	19,894,012	8,364,493	7,485,712	**44,049,683**	**37,026,476**
Shares	-	2,693	-	1,127,460	-	-	-	**1,130,153**
Private securities	16,106	26,341	140,788	151,670	30,773	37,759	**187,667**	**215,770**
Total technical provision guarantees	**15,872,769**	**14,950,652**	**257,507,589**	**237,628,506**	**9,777,744**	**8,608,364**	**283,158,102**	**261,187,522**

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$1,925,656 thousand and the Reserve for Related Expenses of R$113,444 thousand;
(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$2,374,996 thousand, "Reserve for related expenses" of R$626,893 thousand and "Other technical provisions" of R$1,917,054 thousand;
(3) Includes the unearned Premium Reserve of risks covered not yet issued (PPNG-RVNE) in the amount of R$160,269 thousand; and
(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

Notes to the Consolidated Financial Statements

c) Insurance, pension plan contribution and capitalization bond retained premiums

	In the nine month period ended September 30 - R$ thousand	
	2019	2018
Written premiums	31,219,411	28,862,473
Pension plan contributions (including VGBL)	20,759,746	20,396,648
Capitalization bond income	4,754,074	4,637,970
Granted coinsurance premiums	(34,658)	(35,435)
Refunded premiums	(68,134)	(481,014)
Net written premiums earned	**56,630,439**	**53,380,642**
Reinsurance premiums paid	(49,864)	(58,203)
Insurance, pension plan and capitalization bond retained premiums	**56,580,575**	**53,322,439**

21) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On September 30 - R$ thousand	
	2019	2018
Banco Bradesco BBI S.A.	5,258	5,145
Other (1)	680,736	607,700
Total	**685,994**	**612,845**

(1) Primarily relates to the non-controlling interest in the subsidiary "Odontoprev".

22) SHAREHOLDERS' EQUITY (PARENT COMPANY)

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On September 30	
	2019	2018
Common	4,031,915,068	3,359,929,223
Preferred	4,031,914,646	3,359,928,872
Subtotal	**8,063,829,714**	**6,719,858,095**
Treasury (common shares)	(6,642,963)	(5,535,803)
Treasury (preferred shares)	(24,889,584)	(20,741,320)
Total outstanding shares	**8,032,297,167**	**6,693,580,972**

b) Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2018	**3,354,393,420**	**3,339,187,552**	**6,693,580,972**
Increase of capital stock with issuing of shares – bonus of 20% (1)	671,985,845	671,985,774	1,343,971,619
Increase of shares in treasury – bonus of 20%	(1,107,160)	(4,148,264)	(5,255,424)
Number of outstanding shares as at September 30, 2019	**4,025,272,105**	**4,007,025,062**	**8,032,297,167**

(1) It benefited the shareholders registered in the records of Bradesco on March 29, 2018.

In the Special Shareholders' Meeting of March 11, 2019, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$67,100,000 thousand to R$75,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 new nominative-book entry shares, with no nominal value, whereby 671,985,845 are common and 671,985,774 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 2 new shares for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 19, 2019.

Notes to the Consolidated Financial Statements

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on June 28, 2019, the Board of Directors proposal was approved for the payment to shareholders of intermediary interest on shareholders' equity, related to the first semester of 2019, amounting to R$1,455,000 thousand, which equates to R$0.172536471 per common share and R$0.189790118 per preferred share, payment of which was made on July 15, 2019.

In a meeting held on October 17, 2019, the Board of Directors approved the payment, on October 23, 2019, of extraordinary dividends to the account of existing profit reserves, in the amount of R$ 8,000,000 thousand, which represents R$0.948654134 per common share and R$1.043519547 per preferred share.

Interest on shareholders' equity/dividends for the period ended on September 30, 2019 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	17,699,492	
(-) Legal reserve	884,974	
Adjusted calculation basis	**16,814,518**	
Monthly, intermediaries and supplementary interest on shareholders' equity (gross), paid and/or provisioned	5,743,091	
Withholding income tax on interest on shareholders' equity	(861,464)	
Interest on shareholders' equity (net)	**4,881,627**	
Supplementary dividends provisioned	414,945	
Interest on shareholders' equity (net) and dividends accrued on September 30, 2019	**5,296,572**	**31.50**
Interest on shareholders' equity (net) accrued on September 30, 2018	**4,556,473**	**34.25**

(1) Percentage of interest on shareholders' equity/dividends after adjustments. Considering the payment of R$8 billion, the distribution percentage would be 79.08%.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description					R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.155248	0.170773	1,057,932	158,690	899,242
Intermediary interest on shareholders' equity paid	0.172465	0.189712	1,212,000	181,800	1,030,200
Supplementary interest on shareholders´ equity paid	0.439790	0.483769	3,090,624	463,593	2,627,031
Total accrued on September 30, 2018	**0.767503**	**0.844254**	**5,360,556**	**804,083**	**4,556,473**
Monthly interest on shareholders' equity paid	0.155248	0.170773	1,236,460	185,469	1,050,991
Intermediary interest paid on shareholders' equity (1)	0.172536	0.189790	1,455,000	218,250	1,236,750
Supplementary interest on shareholders' equity provisioned	0.361868	0.398055	3,051,631	457,745	2,593,886
Supplementary dividends provisioned	0.049205	0.054125	414,945	-	414,945
Total accrued on September 30, 2019	**0.738857**	**0.812743**	**6,158,036**	**861,464**	**5,296,572**

(1) Payments on July 15, 2019.

d) Treasury shares

At September 30, 2019, Bradesco held in treasury 6,642,963 common shares and 24,889,584 preferred shares for a total amount of R$440,514 thousand. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$31.25 per common share and R$33.92 per preferred share on September 30, 2019.

Notes to the Consolidated Financial Statements

23) FEE AND COMMISSION INCOME

	In the nine month period ended September 30 - R$ thousand	
	2019	**2018**
Credit card income	5,512,017	5,143,113
Checking account	5,723,072	5,323,283
Loans	2,227,707	2,253,594
Collections	1,455,639	1,494,398
Consortium management	1,407,980	1,229,388
Asset management	1,161,929	1,117,062
Underwriting/ Financial Advisory Services	581,048	588,158
Custody and brokerage services	828,603	611,900
Payments	357,318	337,342
Other	563,605	462,734
Total	**19,818,918**	**18,560,972**

24) PAYROLL AND RELATED BENEFITS

	In the nine month period ended September 30 - R$ thousand	
	2019 (1)	**2018**
Salaries	7,336,477	6,349,753
Benefits	3,784,984	3,253,854
Social security charges	2,435,770	2,201,778
Employee profit sharing	1,361,375	1,178,034
Provision for labor claims	1,154,819	1,052,766
Training	144,057	107,822
Total	**16,217,482**	**14,144,007**

(1) In 2019, it includes R$454,709 thousand from the Voluntary Severance Program (PDV), related to the portion of employees who adhered prior to September 30, 2019. It should be noted that the deadline for adhesion ends on October 31, 2019.

25) OTHER ADMINISTRATIVE EXPENSES

	In the nine month period ended September 30 - R$ thousand	
	2019	**2018**
Outsourced services	3,619,282	3,543,247
Depreciation and amortization	2,166,785	2,077,540
Data processing	1,569,456	1,757,678
Communication	1,176,433	1,158,688
Asset maintenance	895,830	829,383
Rental	932,394	850,624
Financial system services	840,916	718,541
Advertising and marketing	825,873	751,863
Security and surveillance	553,945	570,021
Transport	572,688	554,961
Water, electricity and gas	329,526	302,429
Supplies	138,290	160,595
Travel	200,999	203,162
Other	932,273	732,033
Total	**14,754,690**	**14,210,765**

Notes to the Consolidated Financial Statements

26) TAX EXPENSES

	In the nine month period ended September 30 - R$ thousand	
	2019	**2018**
Contribution for Social Security Financing (COFINS)	2,981,083	2,587,114
Social Integration Program (PIS) contribution	486,861	428,973
Tax on Services (ISSQN)	919,680	826,967
Municipal Real Estate Tax (IPTU) expenses	110,490	112,023
Other	306,441	279,065
Total	**4,804,555**	**4,234,142**

27) OTHER OPERATING INCOME

	In the nine month period ended September 30 - R$ thousand	
	2019	**2018**
Other interest income	1,539,757	1,622,356
Reversal of other operating provisions	1,603,950	1,576,507
Revenues from recovery of charges and expenses	333,278	210,102
Other	1,666,084	1,815,781
Total	**5,143,069**	**5,224,746**

28) OTHER OPERATING EXPENSES

	In the nine month period ended September 30 - R$ thousand	
	2019	**2018**
Other finance costs	1,362,737	1,307,709
Sundry losses	312,858	239,005
Discount granted	966,314	1,231,658
Commissions on loans and financing	480,964	452,095
Intangible assets amortization - payroll	969,619	817,236
Goodwill amortization (Note 14a)	1,244,875	1,665,962
Card marketing expenses	2,339,582	2,556,655
Expenses with civil, tax and other contingencies	1,156,591	925,342
Other	5,530,625	4,210,426
Total	**14,364,165**	**13,406,088**

29) NON-OPERATING INCOME (LOSS)

	In the nine month period ended September 30 - R$ thousand	
	2019	**2018**
Gain/loss on sale and write-off of assets and investments	(253,147)	(477,188)
Recording/reversal of non-operating provisions (1)	(225,501)	(223,631)
Other	59,080	46,213
Total	**(419,568)**	**(654,606)**

(1) Includes primarily allowance for non-use assets (BNDU).

Notes to the Consolidated Financial Statements

30) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,636/18 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	On September 30 - R$ thousand							
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Assets								
Interbank investments	-	-	558,396	467,748	-	-	558,396	467,748
Securities and derivative financial instruments	23,884	20,842	45,278	8,366	-	-	69,162	29,208
Loans, other receivables and assets	9	7	1,376,991	149,935	93,981	46,787	1,470,981	196,729
Liabilities								
Demand deposits/Savings accounts	84,827	24	97,356	14,454	20,862	17,516	203,045	31,994
Time deposits	1,997,950	1,008,968	833,751	1,589,930	126,927	140,183	2,958,628	2,739,081
Securities sold under agreements to repurchase	1,330,050	1,518,056	57,876	28,044	-	5,151	1,387,926	1,551,251
Funds from issuance of securities and subordinated debts	10,073,210	9,421,212	-	-	1,160,294	788,833	11,233,504	10,210,045
Derivative financial instruments	1,989	1,489	14,556	-	-	-	16,545	1,489
Interest on own capital and dividends payable	1,139,973	996,232	-	-	-	-	1,139,973	996,232
Other liabilities	-	-	10,831,073	10,359,058	8,157	-	10,839,230	10,359,058

	In the nine month period ended September 30 - R$ thousand							
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Income from financial intermediation	10,023	18,527	46,024	27,433	-	-	56,047	45,960
Financial intermediation expenses	(656,237)	(588,742)	(56,543)	(30,682)	(46,448)	(42,346)	(759,228)	(661,770)
Income from services provided	78	80	318,007	229,576	344	-	318,429	229,656
Other expenses net of other operating revenues	40,327	37,506	(1,394,067)	(1,985,069)	10,649	(62,385)	(1,343,091)	(2,009,948)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Notes to the Consolidated Financial Statements

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2019, the maximum amount of R$866,448 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$484,895 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and /or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	In the nine month period ended September 30 - R$ thousand	
	2019	**2018**
Remuneration and Social Security Contribution to the INSS	636,542	344,858
Total	**636,542**	**344,858**

Post-employment benefits

	In the nine month period ended September 30 - R$ thousand	
	2019	**2018**
Defined contribution supplementary pension plans	358,654	383,412
Total	**358,654**	**383,412**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On September 30	
	2019	**2018**
• Common shares	0.55%	0.55%
• Preferred shares	1.04%	1.08%
• Total shares (1)	0.80%	0.82%

(1) On September 30, 2019, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.45% of common shares, 1.08% of preferred shares and 1.76% of all shares (2.62% of common shares, 1.12% of preferred shares and 1.87% of all shares in 2018).

.

Notes to the Consolidated Financial Statements

31) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

The risk management and capital management structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in strategic decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Board of Directors in the performance of its duties related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization; and
- Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, to propose improvements.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risk exposures may be found in Investors Relations website at bradescori.com.br – Market Information.

b) Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On September 30 - R$ thousand	
	Prudential Conglomerate	
	2019	2018
Tier I capital	**108,818,140**	**80,344,301**
Common equity	99,030,693	75,036,083
Shareholders' equity	138,312,786	115,669,579
Non-controlling interest/Other	229,662	108,400
Prudential adjustments	(39,511,755)	(40,741,896)
Additional capital (1)	9,787,447	5,308,218
Tier II capital	**25,515,725**	**29,796,896**
Subordinated debts (Resolution No. 4,192/13)	22,279,901	23,211,965
Subordinated debts (previous to CMN Resolution No. 4,192/13)	3,235,824	6,584,931
Reference Equity (a)	**134,333,865**	**110,141,197**
- Credit risk	659,400,626	590,790,718
- Market risk	16,210,150	12,359,843
- Operational risk	64,572,141	53,150,786
Risk-weighted assets – RWA (b)	**740,182,917**	**656,301,347**
Basel ratio (a/b)	**18.1%**	**16.8%**
Tier I capital	**14.7%**	**12.2%**
- Principal capital	13.4%	11.4%
- Additional capital	1.3%	0.8%
Tier II capital	**3.4%**	**4.5%**

(1) In 2019, includes perpetual subordinated debt that was issued in 4Q18, in the amount of R$4,179,700 thousand.

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No. 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage. Portfolio risks in these cases are monitored by:

- Value at Risk (VaR;
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results Management;
- Financial Exposure/ Concentration; and
- Sensitivity analysis.

Notes to the Consolidated Financial Statements

Banking Portfolio: composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Interest Rate Risk – EVE (Economic Value of Equity); and
- Sensitivity analysis.

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	On September 30 - R$ thousand	
	2019	2018
Fixed rates	5,811	10,589
IGPM/IPCA	4,388	1,868
Exchange coupon	616	120
Foreign currency	4,595	499
Equities	1,400	896
Sovereign/Eurobonds and Treasuries	1,594	2,567
Other	2,071	185
Correlation/diversification effect	(9,804)	(3,168)
VaR (Value at Risk)	**10,671**	**13,556**

Amounts net of tax effects.

Sensitivity analysis - CVM Instruction No. 475/08

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.16 a scenario of R$4.20 was used, while for a 1-year fixed interest rate of 4.86%, a 4.87% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.16 a scenario of R$5.20 was used, while for a 1-year fixed interest rate of 4.86%, a 6.07% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.16 a scenario of R$6.24 was used, while for a 1-year fixed interest rate of 4.86%, a 7.29% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Notes to the Consolidated Financial Statements

I - Sensitivity Analysis – Trading Portfolio

		On September 30 - R$ thousand					
		Trading Portfolio (1)					
		2019			2018		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(466)	(57,717)	(113,881)	(1,120)	(182,230)	(361,382)
Price indexes	Exposure subject to variations in price index coupon rates	(406)	(31,250)	(58,463)	(101)	(11,333)	(22,037)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(5)	(292)	(578)	(7)	(741)	(1,463)
Foreign currency	Exposure subject to exchange rate variations	(3,102)	(63,660)	(127,320)	(205)	(5,121)	(10,243)
Equities	Exposure subject to variation in stock prices	(361)	(9,016)	(18,032)	(133)	(3,333)	(6,666)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(333)	(31,446)	(61,462)	(144)	(15,199)	(29,965)
Other	Exposure not classified in other definitions	-	(19)	(38)	-	(478)	(955)
Total excluding correlation of risk factors		**(4,673)**	**(193,400)**	**(379,774)**	**(1,710)**	**(218,435)**	**(432,711)**
Total including correlation of risk factors		**(2,756)**	**(139,837)**	**(274,497)**	**(1,105)**	**(191,623)**	**(379,610)**

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		On September 30 - R$ thousand					
		Trading and Banking Portfolios (1)					
		2019			2018		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(15,566)	(2,159,868)	(4,288,701)	(16,689)	(3,544,889)	(6,792,837)
Price indexes	Exposure subject to variations in price index coupon rates	(21,722)	(1,796,534)	(3,270,693)	(8,070)	(1,018,764)	(1,778,250)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,041)	(68,170)	(132,817)	(1,317)	(144,831)	(276,144)
Foreign currency	Exposure subject to exchange rate variations	(9,904)	(204,134)	(408,267)	(2,108)	(39,166)	(78,332)
Equities	Exposure subject to variation in stock prices	(24,011)	(600,274)	(1,200,549)	(14,836)	(370,899)	(741,798)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(720)	(37,541)	(73,693)	(1,350)	(104,038)	(201,540)
Other	Exposure not classified in other definitions	(1,332)	(33,311)	(66,623)	(133)	(3,336)	(6,673)
Total excluding correlation of risk factors		**(74,296)**	**(4,899,832)**	**(9,441,343)**	**(44,503)**	**(5,225,923)**	**(9,875,574)**
Total including correlation of risk factors		**(35,615)**	**(3,920,904)**	**(7,564,010)**	**(33,063)**	**(4,249,597)**	**(8,123,493)**

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

e) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process includes a governance structure, comprised of committees, policies, standards and procedures, which work to ensure the risks are identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization's activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization's Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows: the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In the nine month period ended on September 30, 2019, there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

Notes to the Consolidated Financial Statements

f) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On September 30 - R$ thousand			
	2019			2018
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets				
Current and long-term assets	**1,323,989,730**	**1,228,067,338**	**95,922,392**	**91,855,917**
Cash and due from banks	16,228,127	11,813,972	4,414,155	4,003,707
Interbank investments	71,350,978	70,198,088	1,152,890	2,795,649
Securities and derivative financial instruments	599,949,827	576,254,801	23,695,026	23,630,567
Interbank and interdepartmental accounts	86,916,855	86,916,855	-	-
Loans and leases	341,305,175	310,856,742	30,448,433	38,763,160
Other receivables and assets	208,238,768	172,026,880	36,211,888	22,662,834
Permanent assets	**29,517,240**	**29,470,913**	**46,327**	**37,373**
Investments	7,952,567	7,952,567	-	-
Premises and equipment and leased assets	8,927,931	8,902,325	25,606	21,881
Intangible assets	12,636,742	12,616,021	20,721	15,492
Total	**1,353,506,970**	**1,257,538,251**	**95,968,719**	**91,893,290**
Liabilities				
Current and long-term liabilities	**1,214,148,814**	**1,121,645,687**	**92,503,127**	**85,136,636**
Deposits	337,742,292	322,565,712	15,176,580	14,918,541
Securities sold under agreements to repurchase	188,252,438	178,877,066	9,375,372	10,573,269
Funds from issuance of securities	163,128,327	159,253,322	3,875,005	3,299,111
Interbank and interdepartmental accounts	24,686,211	21,936,814	2,749,397	3,421,263
Borrowing and on-lending	52,951,504	22,451,603	30,499,901	30,438,343
Derivative financial instruments	16,485,724	14,718,507	1,767,217	1,815,918
Technical provision for insurance, pension plans and capitalization bonds	269,675,108	269,660,961	14,147	10,110
Other liabilities:				
- Subordinated debts	52,727,052	41,396,887	11,330,165	13,986,745
- Others	108,500,158	90,784,815	17,715,343	6,673,336
Deferred income	**359,376**	**359,376**	-	-
Non-controlling interests in subsidiaries	**685,994**	**685,994**	-	-
Shareholders' equity	**138,312,786**	**138,312,786**	-	-
Total	**1,353,506,970**	**1,261,003,843**	**92,503,127**	**85,136,636**
Net position of assets and liabilities			**3,465,592**	**6,756,654**
Net position of derivatives (2)			(52,396,537)	(64,102,846)
Other net off-balance-sheet accounts (3)			(1,621,106)	(1,278,713)
Net foreign exchange position (passive) (4)			**(50,552,052)**	**(58,624,905)**

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recorded in off-balance-sheet accounts; and
(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled R$4,471,934 thousand in the period and were recorded in the result. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in Shareholders' Equity in the reserve for Asset Valuation Adjustments.

Notes to the Consolidated Financial Statements

II - The statement of financial position by maturity

On September 30 - R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets						
Current and long-term assets	**724,189,097**	**119,443,850**	**111,018,225**	**369,338,558**	**-**	**1,323,989,730**
Cash and due from banks	16,228,127	-	-	-	-	16,228,127
Interbank investments (1)	61,254,836	6,291,688	2,588,970	1,215,484	-	71,350,978
Securities and derivative financial instruments (1) (2)	434,205,473	6,737,211	45,823,380	113,183,763	-	599,949,827
Interbank and interdepartmental accounts	86,704,891	-	-	211,964	-	86,916,855
Loans and leases	28,559,748	69,791,830	51,183,515	191,770,082	-	341,305,175
Other receivables and assets	97,236,022	36,623,121	11,422,360	62,957,265	-	208,238,768
Permanent assets	**486,877**	**2,425,338**	**2,904,803**	**14,605,486**	**9,094,736**	**29,517,240**
Investments	-	-	-	-	7,952,567	7,952,567
Premises and equipment	126,455	632,274	758,729	6,594,311	816,162	8,927,931
Intangible assets	360,422	1,793,064	2,146,074	8,011,175	326,007	12,636,742
Total on September 30, 2019	**724,675,974**	**121,869,188**	**113,923,028**	**383,944,044**	**9,094,736**	**1,353,506,970**
Total on September 30, 2018	**678,748,749**	**127,132,033**	**111,168,591**	**355,700,043**	**9,278,746**	**1,282,028,162**
Liabilities						
Current and long-term liabilities	**674,988,018**	**89,017,618**	**92,188,105**	**348,167,626**	**9,787,447**	**1,214,148,814**
Deposits (3)	151,286,834	21,473,921	33,863,680	131,117,857	-	337,742,292
Securities sold under agreements to repurchase (1)	184,788,367	2,202,732	303,818	957,521	-	188,252,438
Funds from issuance of securities	3,292,511	36,501,974	42,348,130	80,985,712	-	163,128,327
Interbank and interdepartmental accounts	24,686,211	-	-	-	-	24,686,211
Borrowing and on-lending	6,007,018	16,979,698	11,906,117	18,058,671	-	52,951,504
Derivative financial instruments	2,796,695	2,845,601	936,967	9,906,461	-	16,485,724
Technical provisions for insurance, pension plans and capitalization bonds (3)	229,575,000	4,022,391	1,713,657	34,364,060	-	269,675,108
Other liabilities:						
- Subordinated debts	1,072,272	2,471,445	134,460	39,261,428	9,787,447	52,727,052
- Others	71,483,110	2,519,856	981,276	33,515,916	-	108,500,158
Deferred income	**359,376**	**-**	**-**	**-**	**-**	**359,376**
Non-controlling interests in subsidiaries	**-**	**-**	**-**	**-**	**685,994**	**685,994**
Shareholders' equity	**-**	**-**	**-**	**-**	**138,312,786**	**138,312,786**
Total on September 30, 2019	**675,347,394**	**89,017,618**	**92,188,105**	**348,167,626**	**148,786,227**	**1,353,506,970**
Total on September 30, 2018	**662,284,185**	**74,228,752**	**92,268,138**	**331,540,684**	**121,706,403**	**1,282,028,162**
Net assets accumulated on September 30, 2019	**49,328,580**	**82,180,150**	**103,915,073**	**139,691,491**		
Net assets accumulated on September 30, 2018	**16,464,564**	**69,367,845**	**88,268,298**	**112,427,657**		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

Notes to the Consolidated Financial Statements

32) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on 30 April 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Bradesco sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (*Plano de Benefícios Kirton Prev*), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and management, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses related to contributions made in the nine month period ended on September 30, 2019, was R$738,941 thousand (R$713,137 thousand in 2018).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$3,929,041 thousand in the nine month period ended on September 30, 2019 (R$3,361,676 thousand in 2018).

Notes to the Consolidated Financial Statements

33) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	In the nine month period ended September 30 - R$ thousand	
	2019	2018
Income before income tax and social contribution	**19,968,795**	**14,631,851**
Total burden of income tax and social contribution at the current rates (Note 3h)	(7,987,518)	(6,584,333)
Effect on the tax calculation:		
Equity investment in unconsolidated and jointly controlled companies	358,303	519,751
Net non-deductible expenses of nontaxable income	359,205	230,516
Interest on shareholders' equity (paid and payable)	2,297,236	2,412,250
Other amounts (1)	2,821,139	2,922,333
Income tax and social contribution for the period	**(2,151,635)**	**(499,483)**

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate 40% for 2019 and 45% for 2018, shown; and (iii) the deduction incentives.

b) Breakdown of income tax and social contribution in the statement of income

	In the nine month period ended September 30 - R$ thousand	
	2019	2018
Current taxes:		
Income tax and social contribution payable	**(6,305,024)**	**(5,859,145)**
Deferred taxes:		
Amount recorded/realized in the period on temporary differences	3,549,872	1,671,105
Use of opening balances of:		
Social contribution loss	(65,730)	(262,377)
Income tax loss	(109,222)	(286,345)
Constitution in the period on:		
Social contribution loss	287,950	1,587,857
Income tax loss	490,519	2,649,422
Total deferred tax assets	**4,153,389**	**5,359,662**
Income tax and social contribution for the period	**(2,151,635)**	**(499,483)**

Notes to the Consolidated Financial Statements

c) Deferred income tax and social contribution

	R$ thousand			
	Balance on 12/31/2018	Amount recorded	Realized / Decrease	Balance on 09/30/2019
Allowance for loan losses	31,425,769	6,233,821	(3,846,171)	33,813,419
Civil provisions	2,218,971	528,176	(538,565)	2,208,582
Tax provisions	2,935,174	153,623	(85,930)	3,002,867
Labor provisions	2,380,578	767,563	(825,065)	2,323,076
Impairment of securities and investments	1,889,028	413,414	(737,738)	1,564,704
Provision for devaluation of foreclosed assets	665,765	248,389	(173,660)	740,494
Adjustment to fair value of trading securities	2,198,742	1,381,949	(2,004,627)	1,576,064
Amortization of goodwill	360,903	23,726	(17,972)	366,657
Provision for interest on shareholder's equity (1)	-	1,220,653	-	1,220,653
Other	2,315,215	2,572,243	(1,763,957)	3,123,501
Total deductible taxes on temporary differences	**46,390,145**	**13,543,557**	**(9,993,685)**	**49,940,017**
Income tax and social contribution losses in Brazil and overseas	6,679,495	778,469	(174,952)	7,283,012
Subtotal	**53,069,640**	**14,322,026**	**(10,168,637)**	**57,223,029**
Adjustment to fair value of available-for-sale securities	977,639	78,004	(519,033)	536,610
Total deferred tax assets (Note 3h and 10b)	**54,047,279**	**14,400,030**	**(10,687,670)**	**57,759,639**
Deferred tax liabilities (Note 33e)	**4,120,387**	**4,452,454**	**(427,170)**	**8,145,671**
Deferred tax assets, net of deferred tax liabilities	**49,926,892**	**9,947,576**	**(10,260,500)**	**49,613,968**
- Percentage of net deferred tax assets on capital (Note 31)	**42.3%**			**36.9%**
- Percentage of net deferred tax assets over total assets	**3.9%**			**3.7%**

(1) The tax credit on interest on shareholders' equity is accounted for up to the permitted tax limit.

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. Due to being classified in the condition established by art.1, paragraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15 and article 3 of CMN Circular No. 3,776/15. In December, Bradesco protocolled with Bacen, an authorization request to maintain the stock and constitute new deferred tax assets, which was deferred on January 22, 2019. On September 30, 2019, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$11,985 thousand, which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand				
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2019	5,631,692	3,367,018	75,863	58,131	9,132,704
2020	9,053,481	5,413,862	225,741	131,080	14,824,164
2021	7,469,631	4,463,355	415,382	241,760	12,590,128
2022	5,605,609	3,349,504	779,123	452,578	10,186,814
2023	2,822,254	1,643,473	2,237,497	1,329,539	8,032,763
After 2023	700,541	419,597	383,829	952,489	2,456,456
Total	**31,283,208**	**18,656,809**	**4,117,435**	**3,165,577**	**57,223,029**

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

Notes to the Consolidated Financial Statements

On September 30, 2019, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$55,098,245 thousand (R$53,600,177 thousand in 2018), of which: R$48,333,996 thousand (R$45,888,054 thousand in 2018) of temporary differences; and R$6,764,249 thousand (R$7,712,123 thousand in 2018) to tax losses and negative basis of social contribution.

e) Deferred tax liabilities

	On September 30 - R$ thousand	
	2019	**2018**
Fair value adjustment to securities and derivative financial instruments	4,684,829	605,134
Difference in depreciation	245,151	233,835
Judicial deposit and others	3,215,691	3,088,080
Total	**8,145,671**	**3,927,049**

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 (Note 3h).

Notes to the Consolidated Financial Statements

34) OTHER INFORMATION

a) Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

On September 30 - R$ thousand

Portfolio	Book value	Fair value	Unrealized gain/(loss) without tax effects			
			In income statement		In shareholders' equity	
	2019		2019	2018	2019	2018
Securities and derivative financial instruments (Notes 3e, 3f and 7)	599,949,827	612,248,359	22,597,500	(2,112,264)	12,298,532	931,089
- Adjustment of available-for-sale securities (Note 7bII)	-	-	10,298,968	(3,043,353)	-	-
- Adjustment of held-to-maturity securities (Note 7c item 4)	-	-	12,298,532	931,089	12,298,532	931,089
Loan and leases (Notes 2, 3g and 9) (1)	441,566,703	444,860,202	3,293,499	644,102	3,293,499	644,102
Investments (Notes 3j and 12) (2)	7,952,567	23,656,186	15,703,619	15,933,457	15,703,619	15,933,457
Treasury shares (Note 22d)	440,514	1,051,847	-	-	611,333	296,687
Time deposits (Notes 3n and 15a)	193,938,066	193,670,966	267,100	323,238	267,100	323,238
Funds from issuance of securities (Note 15c)	163,128,327	162,604,703	523,624	755,598	523,624	755,598
Borrowing and on-lending (Notes 16a and 16b)	52,951,504	53,049,650	(98,146)	67,196	(98,146)	67,196
Subordinated debts (Note 18)	52,727,052	53,540,094	(813,042)	(518,215)	(813,042)	(518,215)
Unrealized gains excluding tax			**41,474,154**	**15,093,112**	**31,786,519**	**18,433,152**

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev, IRB and Fleury).

Determination of the fair value of financial instruments:

- Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the quoted market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

- Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

- Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Notes to the Consolidated Financial Statements

b) The Organization manages investment funds and portfolios with net assets which, on September 30, 2019, amounted to R$995,476,936 thousand (R$871,231,374 thousand in 2018).

c) Consortium funds

	On September 30 - R$ thousand	
	2019	2018
Monthly estimate of funds receivable from consortium members	667,458	647,462
Contributions payable by the group	34,043,370	30,807,912
Consortium members - assets to be included	29,956,610	26,710,924
Credits available to consortium members	6,349,838	6,262,964

	On September 30 - In units	
	2019	2018
Number of groups managed	3,563	3,496
Number of closed groups	4,419	4,073
Quantity of assets delivered in the period	165,965	199,451
Quantity of total delivered assets	815,692	719,715
Quantity of active consortium members in the period	325,372	276,879
Quantity of dropouts and cancellations in the period	196,055	173,967
Quantity of total active consortium members	1,600,856	1,463,489
Quantity of total dropouts and cancellations	1,323,241	1,133,761
Quantity of consortiums contemplated	939,236	848,548
Number of assets to be included	661,620	613,633
Quantity of assets pending delivery	117,993	128,833
Default rate	3.64%	3.82%

d) In the nine month period ended on September 30, 2019, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits	The calculation basis was made up of Interbank Deposits issued to Leasing Companies.	As from July 15, 2019, the Interbank Deposits issued to Leasing Companies were revoked from the calculation basis.
	The compulsory reserve on long-term funds was 33%, based on the calculation basis defined in regulations.	As from July 15, 2019, the compulsory reserve on long-term resources decreased to 31%, based on the calculation defined in regulations.

e) On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement ("Agreement") with the controlling shareholders of BAC Florida Bank ("BAC Florida"), the bank that has offered various financial services in the United States for 45 years, especially to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients. The acquisition will cost approximately US$500 million.

On September 10, 2019, the Central Bank authorized Bradesco to: (i) to hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the U.S.; and (ii) to participate temporarily in the capital of a holding company to be incorporated in the U.S., which should be extinguished in the corporate reorganization (merger) to be conducted to enable Banco Bradesco S.A. to hold 100% of the shares representing the capital of BAC Florida Bank. The completion of the transaction is subject to approval by the competent U.S. regulatory agencies and to compliance with legal formalities.

f) In a meeting held on October 17, 2019, the Board of Directors approved the payment, on October 23, 2019, of extraordinary dividends to the account of existing profit reserves, in the amount of R$8.0 billion, which represents R$0.948654134 per common share and R$1.043519547 per preferred share.

Notes to the Consolidated Financial Statements

g) On August 29, 2019, Bradesco launched the Voluntary Severance Program (PDV 2019), with the objective of contemplating employees who contributed significantly to the Organization throughout their career, offering a set of benefits to help them outside the Organization, in addition to optimizing and making the team structure more flexible in the best market standards, in order to obtaining improvements in productivity indicators. The deadline for adhesion to the program was extended from October 16 to 31, 2019, and employees who fit the requirements established in the regulations may join freely and spontaneously. On October 30, 2019, the total estimated costs were R$1,572,408 thousand, and there were 2,947 members. It should be noted that dismissals are taking place on a scheduled basis, comprising in some cases a period of up to six months from the date of adhesion.

Management Bodies

Base Date October 8, 2019

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
João Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri

Managing Officers
Moacir Nachbar Junior
Renato Ejnisman
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
Rogério Pedro Câmara
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger

Deputy Officers
Glaucimar Peticov
José Ramos Rocha Neto
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris

Department Officers
Ademir Aparecido Correa Junior
Amilton Nieto
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Antonio Gualberto Diniz
Carlos Wagner Firetti
Clayton Camacho
Edilson Dias dos Reis
Edilson Wiggers
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
Frederico William Wolf
João Albino Winkelmann
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Klayton Tomaz dos Santos
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Lucio Rideki Takahama
Manoel Guedes de Araujo Neto
Marcelo Frontini
Marcelo Santos Dall'Occo
Marcio Henrique Araujo Parizotto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Mauricio Gomes Maciel
Oswaldo Tadeu Fernandes
Paulo Aparecido dos Santos
Paulo Eduardo Waack
Roberto Medeiros Paula
Vinicius Urias Favarão
Waldemar Ruggiero Júnior

Officers
Albert Adell Roso
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Luis Duarte de Oliveira
Antranik Haroutiounian
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Edmir José Domingues
Gilvandro Matos Silva
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
Marcos Antônio Martins
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Roberto França
Romero Gomes de Albuquerque
Ruy Celso Rosa Filho
Vasco Azevedo
Victor Rosa Marinho de Queiroz

Regional Officers
Alberto do Nascimento Lemos
Almir Rocha
Altair Luiz Guarda
Altair Naumann
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Francisco Henrique França Fernandes
Geraldo Dias Pacheco
João Pedro da Silva Villela
Joel Queiroz de Lima
José Flávio Ferreira Clemente
José Roberto Guzela
Marcos Daniel Boll
Nelson Veiga Neto
Osmar Sanches Biscuola
Paulo Roberto Andrade de Aguiar
Telma Maria dos Santos Calura

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Milton Matsumoto - Coordinator
Paulo Roberto Simões da Cunha – Financial Specialist
Wilson Antonio Salmeron Gutierrez
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Luiz Carlos Trabuco Cappi – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Valdirene Soares Secato (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Carlos Alberto Rodrigues Guilherme - Coordinator
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Glaucimar Peticov
Clayton Camacho
Edilson Wiggers
Frederico William Wolf
Nairo José Martinelli Vidal Júnior
Vinicius José de Almeida Albernaz

Integrated Risk Management and Capital Allocation Committee
André Rodrigues Cano – Coordinator
Octavio de Lazari Junior
Josué Augusto Pancini
Maurício Machado de Minas
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Vinicius José de Almeida Albernaz
Marlos Francisco de Souza Araujo

Risk Committee
Alexandre da Silva Glüher - Coordinator
Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano

Succession Planning and Nomination Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Eurico Ramos Fabri
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
Glaucimar Peticov
Leandro de Miranda Araujo
Marcos Aparecido Galende

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Antonio José da Barbara
Carlos Wagner Firetti
Marcelo Santos Dall'Occo
Marcos Aparecido Galende
Oswaldo Tadeu Fernandes
Antonio Campanha Junior
Vinicius José de Almeida Albernaz

Fiscal Council

Sitting Members
Ariovaldo Pereira - Coordinator
Domingos Aparecido Maia
José Maria Soares Nunes
Ivanyra Maura de Medeiros Correia
Walter Luis Bernardes Albertoni

Deputy Members
João Batista de Moraes
Nilson Pinhal
Renaud Roberto Teixeira
Genival Francisco da Silva
Reginaldo Ferreira Alexandre

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Oswaldo Tadeu Fernandes
Accountant – CRC 1SP271968/O-5

Independent Auditors' Report on the Consolidated Financial Statements

Independent Auditors´ report on review of interim consolidated financial statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco - SP

Introduction
We have reviewed the accompanying interim consolidated balance sheet of Banco Bradesco S.A. ("Bradesco" or "Bank"), as at September 30, 2019, the statements of income, changes in shareholders' equity and cash flows for the nine-month period then ended, and notes comprising significant accounting policies and other explanatory information ("consolidated interim financial statements").

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review
We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial statements do not present fairly, in all material respects, the consolidated financial position of Bradesco as at September, 30, 2019, the consolidated performance of its operations and its consolidated cash flows for the nine-month period then ended, in accordance with the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters

Statement of Added Value
The interim consolidated financial Statement of Added Value ("DVA") for the nine-month period ended as at September 30, 2019, which was prepared under the responsibility of Bradesco's Management, the presentation of which is not required in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subject to review procedures performed together with the review of the consolidated interim financial statements of Bradesco. In order to form our conclusion, we assessed whether these statements reconcile with the interim consolidated financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that could lead us to believe that they were not prepared, in all material respects, consistently with the consolidated interim financial statements taken as a whole.

Osasco, October 30, 2019

KPMG Auditores Independentes

CRC SP-028567/F

Original report in Portuguese signed by
André Dala Pola
Accountant CRC 1SP214007/O-2

Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and Financial Statements of Banco Bradesco S.A., for the third quarter of 2019, and, in view of the report of KPMG Auditores Independentes, presented without reservations, are of the opinion that these documents adequately reflect the Company's equity and financial position.

Cidade de Deus, Osasco, SP, October 30, 2019.

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

Walter Luis Bernardes Albertoni

Ivanyra Maura de Medeiros Correia

For further information, please contact:

Leandro Miranda

Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti

Market Relations Department

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

bradesco